TECHNICAL REPORT

Prepared for: Orion TitheCo Limited
Effective Date: 23 June 2017

Qualified Persons:
Leonardo Leite, MAusIMM CP(Min)
Ronald Turner, MAusIMM CP(Geo)

Report Number: 179-215-4762

Golder Associates

FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. All statements, other than statements of historical fact regarding Mantos Copper or Mantos Blancos, are forward-looking statements. All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including copper, silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that the Concentrator Debottlenecking Project are still in the Feasibility Study and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to Mantos Copper or Mantos Blancos reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; uncertainty whether the Concentrator Debottlenecking Project or any of the other Value Realization Initiatives will meet Mantos Copper capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; fluctuations in the currency markets; changes in interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties or over access to water, power and other required infrastructure; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, flooding and copper cathode or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Mantos Copper actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Mantos Copper. All of the forward-looking statements made in this report are qualified by these cautionary statements. Mantos Copper and Golder and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

June 23, 2017 Report No. 179-215-4762

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TABLES

Table 1: Mineral Resources as of December 31, 2016 — Sulphides — Mantos Blancos.	2

Table 2: Mineral Resources as of December 31, 2016 — Oxides — Mantos Blancos.	2

Table 3: Mineral Reserves as of December 31, 2016 - Sulphides - Mantos Blancos.	3

Table 4: Mineral Reserves as of December 31, 2016 - Oxides - Mantos Blancos.	3

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FIGURES

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1.0    SUMMARY

1.1    Executive Summary

Golder Associates S.A (Golder) was retained by Orion TitheCo Limited (Orion) to prepare an independent Technical Report on the Mantos Blancos Mine (the Mine or Mantos Blancos) in Chile, which is owned 96% by Orion Fund JV Limited and operated by Mantos Copper S.A (Mantos Copper). The purpose of this report is to support the public disclosure of Mineral Resource and Mineral Reserve estimates for the Mine as of December 31, 2016. This Technical Report is prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and has an effective date of June 23, 2017.

Mantos Copper is a mining company focused on the extraction and sale of copper. The company owns and operates two mines in northern Chile, Mantos Blancos and Mantoverde, both located in the Antofagasta and Atacama regions, producing over 100,000 tonnes of copper per year. Additionally, Mantos Copper has two development projects to increase production and useful life of its operations: the Mantoverde Sulphide Development Project and the Mantos Blancos Concentrator Debottlenecking Project.

The Mantos Blancos deposit is a volcanic-hosted, strata-bound copper deposit with silver contents, located in the Antofagasta Region, 45 kilometers northwest of the region's capital and 800 meters above sea level. It was one of the first private copper mines in Chile, dating back to 1960, and was an important deposit in the history and progress of the Antofagasta Region.

Mantos Blancos is an open pit mine extracting both sulphide and oxide copper ores. Processes include crushing, milling, concentration, leaching, and a solvent extraction plus electrowinning. The process produces copper concentrates and high-purity (LME Grade A) copper cathodes. Copper concentrates also contain silver.

The Mantos Blancos Mine includes one large open pit (Santa Barbara) providing sulphide ore to feed the concentrating and oxide ore to be leached in vats and dumps. Other sources of ore in the Mantos Blancos Mine are sulphide ore stock (Cancha 90) and oxide ore stocks (Mercedes and Este).

The sulphide processing plant will operate at a throughput capacity of 4.7 Mtpa from 2017 to 2019. At this point, there will be a ramp-up of the new sulphide line (Debottlenecking Project) to increase the processing plant capacity to 7.3 Mtpa from 2021. According the production plan, production of 25.7 ktpa of refined copper (concentrate) is expected in 2017, reaching maximum production of 57.2 ktpa in 2023. The SX-EW plant will operate until 2021, considering a refined copper production of 18.0 ktpa in 2018 and 13.4 ktpa in 2019. Table 1 and Table 2 summarize the 2016 year-end open pit Mineral Resources exclusive of Mineral Reserves based on a copper price of 3.77 USD/lb.

Table 3 and Table 4 summarizes the open pit Mineral Reserves, including existing stockpiles scheduled for processing and inventory, as of December 31, 2016.

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Table 1: Mineral Resources as of December 31, 2016 — Sulphides — Mantos Blancos.
Process	Category	Tonnes (kt) (2)	Grade % ICu (3)	Current Contained Cu (t) (4)
Sulphide (Flotation and LF) (1) .	Measured	14,334	0.71	101,771
	Indicated	62,390	0.54	336,906
	Measured + Indicated	76,724	0.57	438,677
	Inferred (inside reserve pit)	3,253	0.52	16,916
	Inferred (outside reserve pit)	19,209	0.50	96,045
	Inferred stockpile (Cancha 90)	21	0.38	80
	Total Inferred	22,483	0.50	113,040
	Total Mineral Resources	99,207	0.56	551,717

(1)	Cut-off grade of 0.26% ICu.
(2)	Tonnes on a dry basis.
(3)	Copper grade based on Insoluble Copper (ICu).
(4)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% ICu) x 10.
(5)	Mineral Resource pit is based on 3.77 US$/lb of Cu.

Table 2: Mineral Resources as of December 31, 2016 — Oxides — Mantos Blancos.
Process	Category	Tonnes (kt) (3)	Grade % SCu (4)	Current Contained Cu (t) (5)
Oxide (Heap and Vat Leaching) (1)	Measured	2,427	0.43	10,436
	Indicated	9,027	0.39	35,205
	Measured + Indicated	11,454	0.40	45,641
	Inferred (inside reserve pit)	460	0.35	1,610
	Inferred (outside reserve pit)	4,438	0.42	18,640
	Total Inferred	4,898	0.41	20,250
	Total	16,352	0.40	65,891
Oxide (Dump Leaching) (2)	Measured	458	0.18	824
	Indicated	5,611	0.17	9,539
	Measured + Indicated	6,069	0.17	10,363
	Inferred in situ (inside reserve pit)	633	0.17	1,076
	Inferred in situ (outside reserve pit)	2,702	0.17	4,593
	Inferred (in LOM) Mercedes F2	21,996	0.19	41,792
	Inferred (in LOM) F2 Botadero E	6,053	0.18	10,895
	Total Inferred	31,384	0.19	58,357
	Total	37,453	0.18	68,720

(1)	Cut-off grade of 0.22% SCu.
(2)	Cut-off of 0.13% SCu.
(3)	Tonnes on a dry basis.
(4)	Copper grade based on Soluble Copper (SCu).
(5)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% SCu) x 10.
(6)	Mineral Resource pit is based on 3.77 US$/lb of Cu.

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Table 3: Mineral Reserves as of December 31, 2016 - Sulphides - Mantos Blancos.
Process	Category	Tonnes (kt)(2)	Grade % ICu (3)	Current Contained Cu (t) (4)
Sulphide (Flotation) (1)	Proved	27,132	0.86	233,335
	Probable	54,021	0.60	323,110
	Total	81,153	0.69	556,445

(1)	Cut-off grade of 0.26% ICu.
(2)	Tonnes on a dry basis.
(3)	Copper grade based on Insoluble Copper (ICu).
(4)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% ICu) x 10.

Table 4: Mineral Reserves as of December 31, 2016 - Oxides - Mantos Blancos.
Process	Category	Tonnes (kt) (3)	Grade % SCu (4)	Current Contained Cu (t) (5)
Oxide (Dump Leaching) (1)	Proved	1,720	0.35	6,020
	Probable	11,825	0.29	33,853
	Total	13,545	0.29	39,873
Este Stockpile (Dump Leaching) (1)	Proved	-	-	-
	Probable	11,378	0.18	20,480
	Total	11,378	0.18	20,480
Mercedes Stockpile (Dump Leaching) (1)	Proved	-	-	-
	Probable	36,639	0.19	69,614
	Total	36,639	0.19	69,614
Oxide (Heap and Vat Leaching) (2)	Proved	1,004	0.46	4,618
	Probable	2,852	0.45	12,834
	Total	3,856	0.45	17,452

(1)	Cut-off grade of 0.13% SCu.
(2)	Cut-off grade of 0.22% SCu.
(3)	Tonnes on a dry basis.
(4)	Copper grade based on Soluble Copper (SCu).
(5)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% SCu) x 10.

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1.1.1    Conclusions

The following conclusions are based on the Level 1 audit of Mineral Resources and Mineral Reserves carried out by Golder.

Geology and Mineral Resources

•	Total Sulphide Mineral Resources at the Mantos Blancos Mine are: 99.2 Mt grading 0.56% ICu, containing 552 t of copper;

•	Oxide Mineral Resources at the Mantos Blancos Mine are: 53.8 Mt grading 0.25% SCu, containing 135 t of copper;

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2016;

•

Mineral Resources estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated and Inferred Resources conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions);

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserves estimation;

•

The methods and procedures utilized by Mantos Copper at the Mantos Blancos Mine to gather geological, geotechnical, assaying, density, and other data are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks;

•	The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures;

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data could effectively be used for the estimation of Mineral Resources and Mineral Reserves;

•	The parameters, assumptions and methodology used for Mineral Resources estimation are appropriate for the style of mineralization;

•	Silver estimates has not been audited and any information related to silver estimation must be considered for reference only.

Mining and Mineral Reserves

•	The Mineral Reserves are contained within the Santa Barbara and Cancha 90 open pit and stockpiles (Este and Mercedes);

•	The Mineral Reserves are estimated effective December 31, 2016;

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•	Sulphide Mineral Reserves at the Mantos Blancos Mine are: 81.2 Mt grading 0.69% ICu, containing 556 t of copper;

•	Oxide Mineral Reserves at the Mantos Blancos Mine are: 65.4 Mt grading 0.22% SCu, containing 147 t of copper;

•	The Mineral Reserves estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conforms to CIM definitions;

•	Operational data and supporting documents were prepared using standard industry practices and provide reasonable results and conclusions;

•

Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserves statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves;

•	The current Mantos Blancos production schedule provides reasonable results and, in Golder’s opinion, meets the requirements for a Mineral Reserves statement.

Environment and Community

•	One of the risks to the Mine is approval of permits by the various government agencies;

•	Mantos Blancos is diligent in managing its permitting and all environmental requirements for the property;

•	Golder is not aware of any environmental issues that could materially impact Mantos Copper’s ability to extract the Mineral Resources or Mineral Reserves at this time.

Capital and Operating Costs

•	The total Capex for the LoM plan is 228.5M USD;

•

The estimated capital costs include ongoing sustainning capitals as well as capital for expansion of some facilities like the new sulphide line (Debottlenecking Project), which will increase the processing plant capacity up to 7.3 Mtpa from 2021;

•	The concentrator expansion project represents 53% of the total capital costs;

•	The average C1 cash cost (before by-products) from 2017 to 2029 is 2.10 USD/lb.

Economic Analysis

•

Golder has performed an economic analysis of the Mantos Blancos Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves;

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•

Results of the sensitivity analysis suggest significant variations in copper prices and Opex. A decrease in the copper price of more than 11% or increase in the Opex of more than 12% could result in a negative cash flow and, therefore, make the project infeasible;

•	The impact of Capex variations is not significant compared to variations in copper price and Opex.

Risks

•

Golder has not identified any significant risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration data, Mineral Resources and Mineral Reserves estimates, or associated projected economic outcomes.

1.1.2    Recommendations

Based upon its work, Golder provides the following recommendations.

Geology and Mineral Resources

•	Evaluating the assignment or estimation of density based on lithologic types in order to better characterize the local variability of the deposit;

•	Updating the lithology model;

•	Completing the Exploration Data Analysis (EDA) for each variable;

•	Completing an independent Mineral Resource audit for the silver estimate to improve the confidence on the grade estimate.

Mining and Mineral Reserves

•	Continuing with the ore reconciliation tracking and attempting to identify and report the causes of any large changes on a monthly basis;

•	Performing a sensitivity analysis during the pit optimization process considering variations in copper price, costs and overall angles;

•	Completing an independent Mineral Reserve audit considering the silver grade.

Processing

•	Continuing to evaluate new ore types and optimizing the processes to increase recovery and/or to decrease costs.

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Environment and Community

•	Continuing to expedite environmental permitting as required to support the changes in operations and development of new areas of the mine.

Capital and Operating Cost Estimates

•	Continuing to evaluate and implement opportunities for cost saving and profitability improvements.

Economic Analysis

•	Converting Mineral Resources into Mineral Reserves to increase the NPV;

•	Completing an independent Mineral Reserve audit considering the silver grade in order to include silver in the cash flow analysis for the Mantos Blancos Mine.

1.2    Technical Summary

Property Description and Location

The Mantos Blancos Mining District (MBMD) is located in the II Region of Antofagasta, in northern Chile. The property is centered on latitude 23°25'0"S and longitude 70°4'60"W, approximately 45 km northeast of the city of Antofagasta and approximately 20 km southwest of the town of Baquedano. The properties are easily accessed using Route 5 highway that connects Antofagasta with Calama.

The Mantos Blancos site is fully covered by 85 mining properties covering an area of 7,848 ha and 33 exploration rights claims totaling 19,130 ha.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The climate in this area is known as coastal desert with common cloud cover and extends from the coast up to 900 m of altitude, on the western slope of the coastal range. Average annual temperature is 15.8°C, with February being the warmest month, at 19.6°C, and July being the coldest month, at 11.6°C.

Vegetation is represented by the vegetal formation called coastal desert of Taltal. These vegetation types manifest themselves discontinuously, occupying the middle and upper slopes of the coastal range.

The Antofagasta region has a long history of mining activity, and mining suppliers and contractors are locally available. Most of the workforce lives in the nearby towns of Antofagasta and Baquedano.

The relief of the Antofagasta Region is characterized by extensive coastal plains. These are more extensive and extend especially in the area of the Mejillones Peninsula, where they are interrupted by the high mountains of the Coastal Range, reaching an altitude over 2,000 m.

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History

The economic importance of this district has been known since 1883, when David Cervantes and Carlos Mercado, discovered a zone of mineralization they named Buena Esperanza consisting of veins of oxidized copper ore deposited in the hills located north of the road connecting Antofagasta and Lomas Bayas (Panamericana highway).

Production in Mantos Blancos has been practically ongoing since 1960 with open pit mining, an oxide plant and a smelting facility. The mine has long been one of the major copper mines in the region, with annual refine copper output reaching 20 kt in 1962.

The underground exploitation of Mantos Blancos started in 1974, due to the discovery of large reserves of high grade sulphide ore. Between 1968 and 1980 refine copper production average 32 ktpa.

By the middle of 1993, pre-stripping for the "Santa Barbara" project starts, which consisted the unification of the four existing pits (Elvira, Marina, Tercera y Quinta, including the underground works) with the aim of maximizing the recovery of the mineralized zones of the deposit.

In 2012 the exploitation of the Santa Barbara expansion project followed, which feeds the leaching plant and electrowinning with 4.5 Mt of copper oxide ore, with a head grade of 0.70% SCu, and flotation plant with 4.5 Mt of copper sulphide with head grade of 1.10% ICu.

In 2015, Mantos Blancos Mine was acquired by Mantos Copper which is owned by Audley Advisors Limited and Orion Fund JV Limited.

Geological Setting and Mineralization

The deposit is a volcanic-hosted, strata-bound copper deposit emplaced during the Upper Jurassic, related to a system of hydrothermal breccia feeder structures that intruded into the Paleozoic metasedimentary basement and the La Negra formation, which includes the mineralized Mantos Blancos volcanic sequence (SVMB).

Mineralization at Mantos Blancos occurs as lenses within specific lithologies. The lenses have been displaced by faults. The porphyritic dacite unit is the most favourable for mineralization and contains the largest number of high grade bodies. Mineralized bodies extend discontinuously for approximately 3 km in an E-W direction, with an approximate width of 1.5 km and thickness of 450 m.

Sulphide minerals include chalcopyrite, bornite, silver-rich digenite and pyrite. This assemblage occurs as disseminations, veinlets and as rims on quartz phenocrysts within the rhyolitic dome, which developed mainly within the dioritic and granodioritic magmatic-hydrothermal breccia pipes. Mineralisation shows lateral copper grade zoning. The highest grade occurs within the breccia pipe, with lateral zoning to progressively lower concentrations.

Exploration

Mantos Blancos is an active mine operation. Exploration works completed prior to commencement of mining are not relevant to this technical report.

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Ongoing exploration is conducted by Mantos Blancos with the primary purpose of supporting mining and increasing Mineral Resources available for exploitation. The exploration strategy is focused on tracing known targets as extensions from current orebodies utilizing host rock and alteration features down dip and along strike. Historically, this strategy has proven very effective in defining new Mineral Resources available for mining.

Drilling

Mantos Blancos collects two different types of samples to be used in the geological modelling and resource estimation, diamond drill hole core (DDH) and reverse circulation drill chips (RC).

Diamond drill holes were drilled historically, and most are located in the mined-out areas. DDH are no longer being drilled at Mantos Blancos, except for geotechnical or geometallurgical purposes.

Updated 2016 Resource includes 362 new drill samples which total 90,611 m, distributed as RC, DDH and sonic (dumps). The new drillings included drill holes from drilling campaigns carried out in2014 (drill holes not included in the previous resource model), 2015, and also included 89,000 m from the 2012, 2013 and 2014 campaigns as result of the implementation of the QA / QC program. Finally, for the update of the 2016 model, a total of 15,643 drill holes with a total of 2,274,947 m were used, corresponding to all drillings accumulated up to the date of closing of the database

Data Verification

The database administrator used by Mantos Blancos is BDGEO, which is an information management system designed and built to facilitate the capture, registration, process, maintenance, storage, recovery and safeguard of geological data and processes and its integration with other computer systems. BDGEO© maintains the database security (by transcription or typing errors). Data validation procedures were used.

Mineral Processing and Metallurgical Testing

The copper recovery considered for vat and dump leaching was defined assuming the average of the last twelve months, which are used to update the recovery model considering the metallurgic balance, tonnage and chemical grades.

The sulphide copper recovery in the concentrator was based on the geometallurgical model for the first five years (2017 — 2021) that considered the laboratory samples. For the following years (After 2022), the copper recovery was defined assuming the average of the last twelve months - that include metallurgic balance, tonnage and chemical grades - which are used to update the polynomial recovery curve.

Mineral Resource Estimates

The Mineral Resources as of December 31, 2016, are presented in Table 1 and Table 2. Golder carried out a Level 1 Mineral Resource audit for the Mantos Blancos Division according the JORC Code (2012). This audit included the variables that are considered in the current Mineral Resources statement, excluding silver as a variable to be audited. The activities developed included a review of input data, methodology, and results supporting the 2016 Resource Model. Golder was able to reproduce the Mineral Resource contained in the statement dated December 31, 2016, and is not aware of any relevant factors that could materially affect the Mineral Resource estimate. Mineral Resources are enclosed within pit shells that were optimized using Measured, Indicated and Inferred resources at a copper price of 3.77 USD/lb.

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Golder considers the Mineral Resource the resource assumptions, input parameters, geological interpretation, and block modelling procedures, completed by Mantos Copper, to be reasonable, acceptable, and reported in accordance with CIM definitions and NI 43-101.

Mineral Reserve Estimates

The Mineral Reserves as of December 31, 2016, are presented in Table 3 and Table Table 4. Golder carried out a Level 1 Mineral Reserves audit for Mantos Blancos Division according the JORC Code (2012). The activities developed included a review of the input data, methodology, and results supporting the 2016 Life-of-Mine (LoM). Golder was able to reproduce the Mineral Reserves contained in the statement dated December 31, 2016, and is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Golder considers the Mineral Reserves estimate, completed by Mantos Copper, to be reasonable, acceptable, and reported in accordance with the CIM definitions and NI 43-101. The Mineral Reserves are generated based upon the mine designs applied to the Measured and Indicated Mineral Resources. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the Mineral Reserves.

Mining Methods

Mantos Blancos is an operating open pit mine extracting both sulphide and oxide copper ores, which are treated in crushing, milling, concentrating, leaching, solvent extraction and electro-winning, producing copper concentrates and high purity (LME Grade A) copper cathodes.

The Mantos Blancos Mine includes one large open pit (Santa Barbara) that provides sulphide ore to feed the concentrator and oxide ore to be leached in the vats and dumps. Other sources of ore in the Mantos Blancos Mine are sulphide ore stock (Cancha 90) and oxide ore stocks (Mercedes and Este).

The Mineral Resources reported as of 31 December, 2016 are based on the resources model developed in June 2016 and used to define the Life-of-Mine (LoM) plan that considers ten pushbacks which will be mined during the period from 2017 to 2029. The total material (ore and waste) moved increases by 30.2 Mt in 2017 to 60.0 Mt in 2020, remaining at this level until 2026 when it begins to decrease until 2029. Considering the ore re-handle from stockpiles to concentrator and the oxide ore to dump, the total material moved reaches a maximum of 62.1 Mt in 2024.

The cut-off grades were defined based on economic parameters for the three metallurgical processes used in the Mantos Blancos mine, adopting the values of 0.26% (Insoluble copper - ICu), 0.22% (Soluble copper - SCu) and 0.13% (Soluble copper - SCu) for flotation, goldvat and dump leaching respectively.

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Recovery Methods

Oxide ore from the mine is processed using a combination of vat, dump, and heap leaching. Currently, vats process 1.5 Mtpa of oxide ore. Dump leaching is used to process around 5.9 to 15.0 Mtpa from the Este and Mercedes dumps.The vat and dump leaching processes end in 2019.

Treatment of the copper-rich PLS occurs in the SX-EW plant to produce copper cathodes. The maximum production capacity is 65 ktpa of refined copper. The LoM plan for the cathode plant (SX-EW) considered a fine copper production of 18.0 ktpa up to 2018 and 13.4 ktpa in 2019.

Sulphide ore is processed in the concentrator plant, where copper concentrate is produced, with an average grade ranging from 29% to 33%. The sulphide processing plant will operate at a throughput capacity of 4.7 Mtpa from 2017 to 2019 when the ramp-up of the new sulphide line starts, increasing the processing plant capacity up to 7.3 Mtpa from 2021 onwards. According the LoM plan, the concentrator will produce 25.7 ktpa of refined copper (contained) in 2017, reaching a maximum production of 57.2 ktpa in 2023.

In order to maintain the copper production and use the sulphide ore reserves available at deeper levels of the deposit, Mantos Blancos has developed an expansion plan to increase the current processing level of 4.7 Mtpa up to 7.3 Mtpa, starting in 2020. Mantos Copper has contracted Hatch for the development of the Advanced Pre-Feasibility Study engineering. Hatch was responsible to develop technical solutions, estimate Capex and Opex, and define the plan for implementation the facilities expansion.

Project Infrastructure

The infrastructure for the Mantos Blancos mine is developed and in service. The main facilities are composed of: Santa Barbara pit, Argentina Norte dump, Fase 8 dump, Este dump, Oeste dump, Concentrator plant, vats, coarse tailings deposit, fine tailings deposit, Mercedes stockpile, Mercedes dump, secondary leaching piles and SX-EW plant.

The water supply is provided by Ferrocarriles Antofagasta Bolivia (FCAB) and Aguas Antofagasta S.A (ADASA). The water is pumped and transported by pipelines from Siloli and Toconce, located approximately 250 km from themine. Nowadays the water consumption in Mantos Blancos site is approximately10,000 m3/d and the maximum storage capacity is 17,000 m3.

Due to the reduction of the material treated in the vats, reduction of processing in the dump leach and optimization of the water recovery in the tailings, the estimated water consumption of the LoM does not exceed the total value contracted with FCAB and ADASA beeing 145 l/s, except in the years 2017 and 2018, when water will be supplied based on an additional contract.

Electrical power is provided by ENORCHILE and delivered to the Mantos Blancos Mine through a high voltage power line (220 kV) that is connected to the national grid (SING — Sistema Interconectado del Norte Grande). The Mantos Blancos site has a power plant managed by an external company and which is connected to the national grid as well.

Tailings from the concentrator plant are separated into fine and coarse tailings. Currently, tailings production is 4.42 Mtpa, including 1.76 Mtpa of fine tailings and 2.66 Mtpa of coarse tailings.

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For the expansion project to 7.3 Mtpa the following modifications and new facilities are considered:

•	Processing additional 2.8 Mtpa of tailings;

•	Optimization of sand-slime classification to obtain a 70/30 coarse/fine ratio;

•	Using pressure filtration to obtain 82% solids in filtered sand;

•	Use of two vertical plate pressure filters of 1500 mm x 1500 mm;

•	Slimes tailings will be thickened up to 60% solids in existing thickeners;

•	The slimes tailings dam will be placed in the location definied as “Phase 8 Pit”.

Market Studies and Contracts

Based on current contracts, the concentrate is transported for 56 km to the Altonorte smelter, located near the city of Antofagasta. The concentrate has high copper grades and arsenic grades which is appropriate for blending, considering the scarcity of materials with low contaminants. The concentrate could also be commercialized directly with smelters and traders. In the case of Mantos Blancos, all the concentrate is sold currently to the Altonorte smelter.

Almost all of the cathode production at Mantos Blancos has a 99.99% purity of Copper, and is certified under ISO 9001 and certified Grade A by the LME (London Metal Exchange), under the symbol MB. The cathodes are exported from the Antofagasta port with access to China, Korea, Taiwan, EUA and North America which represent the major world consuming regions of copper.

Environmental Studies, Permitting and Social Impact

Mantos Blancos has an environmental group to ensure that the necessary permits and licenses are obtained and maintained. This group also carries out the required monitoring and reporting.

A reclamation and closure plan is required by the Mantos Blancos Mine. Financial guarantees to cover the costs of closure are required annually. The closure plan was approved on August 21, 2015 according the Exempt Resolution N° 2124/2015, granted by SERNAGEOMIN. The estimated closure and post-closure cost is 2,278,335 UF or approximately 91.2M USD.

Capital and Operating Costs

The capital costs for Mantos Blancos are developed and revised on an annual basis as part of the budget cycle. The total Capex for the LoM plan is 228.5M USD. The estimated capital costs include ongoing sustaining capital as well as capital for expansion of some facilities like the new sulphide line (Debottlenecking Project), which will increase the processing plant capacity to 7.3 Mtpa from 2021. The concentrator expansion project represents 53% of the total capital costs.

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The operating costs for Mantos Blancos are developed annually as part of the site budget process. The average C1 cash cost (before by-products) from 2017 to 2029 is 2.10 USD/lb.

Economic Analysis

The sensitivity analysis for the NPV was performed using variations in Opex, Capex, discount rate, and copper prices. Different scenarios were tested treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%.

Results of the sensitivity analysis suggest significant sensitivity ton copper prices and Opex. According to the analysis, a decrease in the copper price of more than 11% or increase in the Opex of more than 12% could result in a negative cash flow and, therefore, make the project unfeasible. The impact of Capex variations is not significant compared to variations in copper price and Opex.

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2.0    INTRODUCTION

Golder Associates S.A (Golder) was retained by Orion TitheCo Limited (Orion) to prepare an independent Technical Report on the Mantos Blancos Mine (the Mine or Mantos Blancos) in Chile, which is owned 96% by Orion Fund JV Limited and operated by Mantos Copper S.A (Mantos Copper), the operator. The purpose of this report is to support the public disclosure of Mineral Resource and Mineral Reserve estimates at the Mine as of December 31, 2016. This Technical Report is prepared in accordance with the form required by the National Instrument 43-101 Standards of Disclosure for Mineral Projects and has an effective date June 23, 2017.

Mantos Copper is a mining company focused upon the extraction and sale of copper. The company owns and operates two mines in northern Chile, Mantos Blancos and Mantoverde, located in the Antofagasta and Atacama regions, which produce over 100 thousand tons of copper per year. Mantos Copper also has two development projects to increase the production and useful life of its operations: the Mantoverde Sulphide Development Project and the Mantos Blancos Concentrator Debottlenecking Project.

The Mantos Blancos deposit is a volcanic-hosted, strata-bound copper deposit that contains silver, located in the Antofagasta Region, 45 kilometers northwest of the region's capital and 800 meters above sea level. It was one of the first private copper mines in Chile, dating back to 1960, and was an important deposit in the history and progress of the Antofagasta Region.

Mantos Blancos is an open pit mine extracting both sulphide and oxide copper ores, which are treated in crushing, milling, concentrating, leaching, solvent extraction and electrowinning, producing copper concentrates and high purity (LME Grade A) copper cathodes. The copper concentrates also contain silver.

The Mantos Blancos Mine includes one large open pit (Santa Barbara) that provides sulphide ore to feed the concentrator and oxide ore to be leached in the vats and dumps. Other sources of ore in the Mantos Blancos Mine are sulphide ore stock (Cancha 90) and oxide ore stocks (Mercedes and Este).

The sulphide processing plant will operate at a throughput capacity of 4.7 Mtpa from 2017 to 2019 when the ramp-up of the new sulphide line begin (Debottlenecking Project), increasing the processing plant capacity up to 7.3 Mtpa from 2021 onwards. According the production plan25.7 ktpa of fine copper (concentrate) will be produced in 2017, reaching the maximum production of 57.2 ktpa in 2023. The SX-EW plant will operate until 2021, producing an average of 16.3 ktpa in the next three years.

2.1    Source of Information

Site visits were carried out by Leonardo Leite, MAusIMM CP(Min), Senior Mining Engineer, and Ronald Turner, MAusIMM CP(Geo), Senior Resource Geologist, from April 13 to 15, 2016.

Discussions were held with the following personnel from Mantos Copper and Mantos Blancos:

•	Giancarlo Bruno, Chief Executive Officer;

•	Roberto Alfaro, Development and Planning Manager;

•	Guillermo Valdes, Development and Planning Engineer;

•	Jose Luis Gonzalez, Mining Engineer;

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•	Felipe Brucher, Mining Engineer;

•	Mauricio Arce, Exploration and Mineral Resources Manager;

•	Luis Tapia, Mineral Resource Estimation Geologist;

•	Guillermo Vergara, Geometalurgic Geologist.

Mr. Leonardo Leite is responsible for the overall preparation of this report and reviewed the mining practices, reserve estimate, and project economics and is responsible for Sections 13 and 15 to 22. Mr. Ronald Turner reviewed the geology, sampling, assaying, and resource estimate and is responsible for Sections 7 to 12 and 14. The authors share responsibility for Sections 1 to 6, and 23 to 27 of this Technical Report.

The documentation reviewed, and other source of information, are listed at the end of this report in Section 27 - References.

2.2    List of Abbreviations

Units of measurement used in this report conform to the Metric system. All currency in this report is US dollar (US$, USD or $) unless otherwise noted.

Abbreviation	Description
ADASA	From the Spanish “Aguas Antofagasta S.A."
B	Separating Berm Width
BW	Berm Width
Capex	Capital expenditure
CLP	Chilean Peso
CM	Contained Metal
COG	Cut-off grade
CRM	Certified Reference Materials
DDH	Diamond Drill Hole
DIA	Environmental Impact Declaration, from the Spanish “Declaracion de Impacto Ambiental”
dmt	Dry metric tonne
EDA	Exploratory Data Analysis
ENAEX	from the Spanish “Empresa Nacional de Explosivos"
Enami	National Mining Company, from the Spanish “Empresa Nacional de Minerí”
EW	Electrowinning
FCAB	From the Spanish “Ferrocarriles Antofagasta Bolivia"

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Abbreviation	Description
ft	Foot
g	Gram
Golder	Golder Associates S.A
GPS	Global Positioning System
h	Hour
ha	Hectare
hp	Horse power
ICu	Insoluble copper
IGM	Military Geographic Institute
IRA	Inter-ramp angle
ISO	International Organization for Standardization
JORC	Joint Ore Reserve Committee
kg	Kilogram
km	Kilometer
kt	Kilotonne
ktpd	Kilotonnes per day
ktpa	Kilotonnes per annum
kV	Kilovolt
lb	Pound
LME	London Metal Exchange
LoM	Life of mine
m	Meter
m.a.s.l.	Meters above sea level
m²	Square meter
m³	Cubic meter
Ma	Million years
MBMD	Mantos Blancos Mining District
min	Minute
ml	Milliliter
mm	Millimeter
Mantos Copper	Mantos Copper S.A
Mt	Million tonnes
Mtpa	Million tonnes per annum
MUSD	Million US dollars

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Abbreviation	Description
NPV	Net present value
Opex	Operational expenditure
Orion	Orion TitheCo Limited
PLS	Pregnant leach solution
QA/QC	Quality assurance/Quality control
RC	Reverse Circulation Drill
rW	Road Width
RW	Ramp Width
SB	Spillage Berm
SCu	Soluble copper
SERNAGEOM IN	Chile’s National Mining and Geology Service, from the Spanish “Servicio Nacional de Minera y Geologa”
SIB	Stay in business
SING	Large North Interconnected System, from the Spanish “Sistema Interconectado del Norte Grande”
SL	Secondary leaching piles
SVMB	Mantos Blancos volcanic sequence
SX	Solvent extraction
t	Metric tonne
t/h	Tonnes per hour
TCu	Total copper
tpd	Tonnes per day
UF	Chilean indexed account unit, from the Spanish “Unidad de Fomento”
UGM	Geo-metallurgical unit, from the Spanish “unidad geometalúrgica”
UHF	Ultra High Frequency
Un	Unit
US$	US dollars
USD	US dollar
UTM	Universal Transverse Mercator coordinate system
VAT	Vat leaching
WGS	World Geodetic System
Whittle	Whittle Four-X
wmt	Wet metric tonne
yd3	Cubic yard

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3.0    RELIANCE ON OTHER EXPERTS

This report has been prepared by Golder Associates (Golder) for Mantos Copper S.A. (Mantos Copper). The information, conclusions, opinion, and estimates contained herein are based on:

•	Information available to Golder at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by Mantos Copper and other third party sources.

For the purposes of this report, Golder has relied on ownership information provided by Mantos Copper. Golder has not researched property title or mineral rights for the Mantos Blancos property and expresses no opinion as to the ownership status of the property.

Golder has relied on Mantos Copper for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Mantos Blancos.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

The information provided in this Technical Report and the analysis performed only considered the copper variable. Any additional information using the silver content has not been audited and must be considered as reference only.

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4.0    PROPERTY DESCRIPTION AND LOCATION

4.1    Location

The Mantos Blancos Mining District (MBMD) is located on the eastern flank of the coastal range (900m.a.s.l) in the north of Chile, 45 km to the northeast of the city of Antofagasta and approximately 20 km to the southwest of the town of Baquedano (Figure 1). It is a stratabound hydrothermal copper deposit with subordinate silver emplaced in a Jurassic volcanic sequence.

The Panamericana highway (Route 5) passes through the Mantos Blancos District. The mine site covers an area of approximately 273 km2 and its UTM coordinates are 7.401.000 N — 7.414.000 N and 376.000 — 397.000 E.

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4.2    Land Tenure

The Mantos Blancos site is fully covered by 84 mining properties covering an area of 7,848 ha and 33 exploration rights claims totaling 19,130 ha. There are additional exploration permits, which cover target areas (Figure 2).

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Table 5: Mantos Blancos Mining Properties.

| No. | License Number | Year | Comments | No. | License Number | Year | Comments |
|---|---|---|---|---|---|---|---|
| 1 | 02201-0525-3 | 1954 | ADRIANA | 43 | 02201-8691-1 | | LATORRE X 1/18 |
| 2 | 02201-0523-7 | 1905 | AIDA | 44 | 02201-0468-0 | 1968 | LUCY 1/300 |
| 3 | 02201-0524-5 | 1955 | ALEX | 45 | 02201-0627-6 | 1954 | MALA SUERTE 1/20 |
| 4 | 02201-8073-5 | 2014 | ALIBAUD II 1/10 | 46 | 02201-0608-K | 1937 | MARINA |
| 5 | 02201-8074-3 | | ALIBAUD III 1/20 | 47 | 02201-0537-7 | 1905 | MERCEDES |
| 6 | 02201-8072-7 | | ALIBAUD I 1/30 | 48 | 02201-0538-5 | 1994 | MODESTA |
| 7 | 02201-0135-5 | 1957 | ANA | 49 | 02201-0471-0 | 1954 | MOLLIE 1/400 |
| 8 | 02201-0516-4 | 1905 | ANEXION | 50 | 02201-0541-5 | 1953 | NINFA |
| 9 | 02201-0522-9 | 1905 | ARGENTINA | 51 | 02201-0260-2 | 1900 | NORA 1/4 |
| 10 | 02201-0596-2 | 1953 | ARGENTINA 1 | 52 | 02201-0561-K | 1900 | OCTAVA |
| 11 | 02201-3264-1 | 1997 | BARBARA I 1/30 | 53 | 02201-0560-1 | 1954 | OLGA |
| 12 | 02201-3265-K | 1997 | BARBARA II 1/40 | 54 | 02201-0557-1 | 1994 | PABLA |
| 13 | 02201-3266-8 | 1997 | BARBARA III 1/36 | 55 | 02201-1622-0 | 1989 | PANCHO 1 |
| 14 | 02201-3267-6 | 1997 | BARBARA IV 1/32 | 56 | 02201-0554-7 | 1957 | PANCRACIO |
| 15 | 02201-0146-0 | 1954 | BUENA ESPERANZA 1/30 | 57 | 02201-0244-0 | 1954 | PILAR |
| 16 | 02201-0526-1 | 1900 | CARMEN | 58 | 02201-0555-5 | 1954 | PIRULA |
| 17 | 02201-0528-8 | 1905 | CHOLITA | 59 | 02201-0556-3 | 1905 | PORFIA |
| 18 | 02201-0527-K | 1900 | CUARTA | 60 | 02201-0558-K | 1900 | PRIMERA |
| 19 | 02201-0529-6 | 1905 | DELIRIO | 61 | 02201-0559-8 | 1896 | PROTECTORA |
| 20 | 02201-0210-6 | 1958 | DESEADAS 1/100 | 62 | 02201-0552-0 | 1954 | QUELITA |
| 21 | 02201-0530-K | 1956 | DOÑA CLOTA | 63 | 02201-0553-9 | 1900 | QUINTA |
| 22 | 02201-0531-8 | 1900 | ELVIRA | 64 | 02201-0548-2 | 1994 | RAQUEL |
| 23 | 02201-0444-3 | 1937 | EMA 3A | 65 | 02201-0551-2 | 1900 | REMOLINO |
| 24 | 02201-0533-4 | 1905 | EMILIA | 66 | 02201-0549-0 | 1905 | RESGUARDO |
| 25 | 02201-0220-3 | 1937 | EMMA 1/3 | 67 | 02201-0426-5 | 1956 | RESGUARDO 1/10 |
| 26 | 02201-0532-6 | 1905 | ERNESTINA | 68 | 02201-0550-4 | 1905 | RIVERA GARCES |
| 27 | 02201-0534-2 | 1905 | FORTUNA | 69 | 02201-0429-K | 1954 | RUCIA 1/3 |
| 28 | 02201-0334-K | 1954 | FRESIA | 70 | 02201-0977-1 | 1969 | SAN PANCRACIO 1/7 |
| 29 | 02201-0535-0 | 1948 | IFMIA 80-82 | 71 | 02201-0546-6 | 1900 | SEGUNDA |
| 30 | 02201-0459-1 | 1954 | JAQUELINE | 72 | 02201-0545-8 | 1900 | SEXTA |
| 31 | 302201-0329-3 | 1957 | JOSE TERCERO | 73 | 02201-0371-4 | 1953 | SOLEDAD 1/100 |
| 32 | 02201-0465-6 | 1958 | LA REVUELTA 1/60 | 74 | 02201-0401-K | 1953 | TARAMURA 1/10 |
| 33 | 02201-0536-9 | 1905 | LALITA | 75 | 02201-0544-K | 1900 | TERCERA |
| 34 | 02201-6860-3 | 2012 | LATORRE VIII 1/19 | 76 | 02201-0543-1 | 1905 | TERESA |
| 35 | 02201-6861-1 | 2013 | LATORRE IX 1/10 | 77 | 02201-1249-7 | 1982 | TORNADO 1/5 |
| 36 | 02201-6859-K | 2013 | LATORRE VII 1/14 | 78 | 02201-0503-2 | 1905 | TRES MARÍAS |
| 37 | 02201-6856-5 | 2013 | LATORRE IV 1/24 | 79 | 02201-1043-5 | 1972 | UNION 1/60 |
| 38 | 02201-6857-3 | 2013 | LATORRE V 1/10 | 80 | 02201-0430-3 | 1937 | VEINTITRES |
| 39 | 02201-6858-1 | 2013 | LATORRE VI 1/30 | 81 | 02201-0431-1 | 1937 | VEINTIUNO |
| 40 | 02201-6855-7 | 2013 | LATORRE III 1/9 | 82 | 02201-0575-K | 1956 | VERONICA |
| 41 | 02201-6854-9 | 2013 | LATORRE II 1/5 | 83 | 02201-8065-4 | | VIDAURRE DEL RIO 1/70 |
| 42 | 02201-6853-0 | 2013 | LATORRE I 1/9 | 84 | 02201-1623-9 | 1989 | YOYO 1/2 |

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5.0    ACCESSIBILITY, CLIMATE, LOCAL RESURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1    Accessibility

Calama
23
Maria Elena
County
Calama
County
1
Mejillones
County
25
Sierra Gorda
Mejillones
Mantos Blancos
Mine
Sierra Gorda
County
Baquedano
GEN Corporation
Antofagasta
1
26

Figure 3: Mantos Blancos – Location map.

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5.2    Climate

The climate is coastal desert with common cloud cover extending from the coast up to altitudes of 900m, on the western slope of the mountain range of the coast with an average annual temperature of 15.8°C, the warmest month being February, with 19.6°C and the coldest month being July, with average temperatures of 11.6°C. In normal years, the most important meteorological phenomenon is mist, called "camanchaca'. These occur throughout the year, and they are more frequent in spring and winter. The relative humidity is high throughout the year, reaching maximum values in the month of August and the minimum in November.

The vegetation is represented by the vegetal formation called coastal desert of Taltal. These vegetation types manifest themselves discontinuously, occupying middle and upper slopes of the mountain range of the coast.

5.3    Local Resources

The Antofagasta region has a long history of mining activity, and mining suppliers and contractors are locally available. Most of the workface lives in the nearby towns, Antofagasta and Baquedano.

Mantos Copper has generally had success in hiring and retaining experienced staff and personnel with good mining expertise, despite tight current labor markets experienced industry-wide. Mantos Copper also brings local employment opportunities to people from the surrounding communities. Processing and mine facilities operate on a 24-hour, seven days per week schedule, with four crews rotating on a 12-hour, two shift basis with an adequate balance between work and rest time. Most of the maintenance personnel work on the day shift, with a small breakdown crew on the night shift to provide 24-hour coverage. Middle and upper management operate on a four-days-on and three-days-off schedule.

The Mantos Blancos Mine is supported by the local communities. Mantos Copper has a progressive social policy framework, stressing communication and respect, which is inclusive of the local population as well as employees. Environmental, health and safety, and social responsibilities are the cornerstones of program.

5.4    Infrastructure

The infrastructure for the Mantos Blancos mine is developed and in service. The main facilities in the Mantos Blancos Mine are: Santa Barbara pit, Argentina Norte dump, Fase 8 dump, Este dump, Oeste dump, concentrator plant, Vats, coarse tailings deposit, fine tailings deposit, Mercedes stockpile, Mercedes dump, secondary leaching piles (SL) and SX-EW plant.

The water supply is provided by Ferrocarriles Antofagasta Bolivia (FCAB) and Aguas Antofagasta (ADASA). The water is pumped and transported by pipelines from Siloli and Toconce, located approximately 250 km from Mantos Blancos Mine. Asof the effective case of this report the water consumption in Mantos Blancos site is 10,000 m3/d and the maximum storage capacity is 17,000 m3.

Electrical power is provided by ENORCHILE and delivered to the Mantos Blancos Mine through a high voltage power line (220 kV) that is connected to the national grid (SING — Sistema Interconectado del Norte Grande).

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The mine site has a communication network of telephones and licensed UHF radio repeaters within the main pit mining area. Outside this area the communication is by means of UHF CB radio, satellite phone, and cellular phone.

5.5    Physiography

The relief of the Antofagasta Region is characterized by coastal plains which are more extensive and extend especially in the area of Mejillones Peninsula, which are interrupted by the high mountains of the Coastal Range, reaching an altitude over 2,000 m.

Hydrography presents a strong contrast between the lack of runoff due to the predominancyarid climate, and the existence of the Loa River. Its waters are intensely used for irrigation, mining and water consumption. The region is located in an active seismic zone.

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6.0    HISTORY

The economic importance of this district has been known since 1883, when don David Cervantes and Carlos Mercadofound some veins of oxidized copper ore deposited in the hills located north of the road connecting Antofagasta and Lomas Bayas (Panamericana highway).

In 1953, after various exploration works, the Hochschild Group acquired part of this ore deposit. Subsequently, in 1955 and after the first exploration worksstarted using churn-drill drillings, the Hochschild group together with other investors and CORFO (Chilean governmental industry development entity), formed Empresa Minera Mantos Blancos S.A. The studies indicated the presence of 11 million tonnes of ore with an average grade of 1.90% soluble copper. This is an historical estimate in which a Qualified Person has not done enough work to qualify it as a mineral resource or mineral reserve and it is not treated as such.

Mantos Blancos has been in production since 1960 with open pit mine, oxide plant and smelting operation. Has long been one of the major copper mines in the region, with annual refined copper output reaching in 1962 20 kt, at peak production of ingots and a minor amount of cement of copper. In 1961 the exploitation of oxide ore through "pits" began, which was treated in a leaching plant, with capacity of 100,000 tonnes per month. The gradual decline of the grades led the company to an expansion of the plant in order to maintain production; and so, as in 1967, capacity increased to 200,000 tonnes per month. With some modifications, in 1978 it reached a capacity of 250,000 tonnes per month.

Between 1963 and 1964 the Mala Suerte mine, property of Andromeda Mining Company (owned by Mr. Bartolomé Marré), partially supplied Mantos Blancos plant with production of 2,000 tonnes per month with grades around 3.5% SCu. Production history prior to this date is imprecise. Between 1965 and 1968, production averaged 3,000 tons per month, with an average grade of 2.5% soluble copper.

In 1974 the underground exploitation of Mantos Blancos started, due to the discovery of large reserves of high grade sulphide ore. Between 1968 and 1980 fine copper production average was 32 ktpa.

The construction of the flotation plant to treat sulphide ores starts at the beginning of 1980, in that year Anglo American acquired 40% of the mine and four years later it turned into main associate of the company. Flotation plant started operating in March 1981, with a capacity of 4,000 tpd, and a head grade of 1.90% Cu insoluble and 19 ppm of Ag, reaching a fine copper production of 45 ktpa in 1981. From this year fine copper production incorporated concentrates, besides ingots and cement of copper.

By the middle of 1993, pre-stripping, for the "Santa Barbara" project began, which unify the four existing pits (Elvira, Marina, Tercera and Quinta, including the underground works) with the aim to maximize the recovery of the mineralized zones of the deposit. In December 1996 the exploitation of underground ore of Mantos Blancos temporarily ends, with the extraction of the ore body Patricia. From this year copper production comes from concentrates and cathodes.

The last major milestone was in the year 2000, when Anglo American reached 99.97% ownership of the Mining Company of Mantos Blancos S.A., which also included the Mantoverde Division in Chañaral. In this year fine copper production reached a peak of 102 ktpa.

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In 2012 the exploitation of Santa Barbara expansion project began, which feeds the leaching plant and electrowinning with 4.5 Mt of copper oxide ore, and a head grade of 0.70% SCu, and the flotation plant with 4.5 Mt of copper sulphide with head grade of 1.10% ICu.

In 2015 the Mantos Blancos Mine was acquired by Mantos Copper which is owned by Audley Advisors Limited and Orion Fund JV Limited.

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7.0    GEOLOGICAL SETTING AND MINERALIZATION

7.1    Regional Geology

In a general context, the Coastal Range in northern Chile is mainly formed by volcanic rocks of Jurassic age, intruded by granitoids emplaced between the Jurassic and Lower Cretaceous (Cornejo et al., 2006). In the MDMB, sedimentary, volcanic and igneous rocks are observed ranging in age from Paleozoic and Cenozoic, which represent a volcanic paleo-arc developed during the Jurassic that would consist of the Volcanic Sequence Mantos Blancos and the La Negra Formation (Infanta, 2001). These units are affected by a set of faults located west of the district, who are immersed in the domain of Atacama’s fault zone and are part of the Salar del Carmen segment (Figure 4) (Ulloa, 2007).

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Sierra del Tigre Formation (Niemeyer et al., 1997) Devonian

The Sierra del Tigre Formation consists of a sequence of folded metasedimentary rocks, affected by contact metamorphism. Niemeyer et al. (1997) define these rocks as a sequence of sedimentary rocks composed of a turbidite alternation of sandstone and shale banks of Devonian age. They surface discontinuously, about 10 km northwest of Mantos Blancos. In the district both the base and the roof of this unit is not exposed, showing only ductile shear zone, which places them in contact with the tonalities of the Anchor Pluton (Cortés, 1998). The strong folding and poor exposure of rocks belonging to the Sierra del Tigre Formation prevent clarity of its thickness. However, Niemeyer et al. (1997), estimated a thickness of 1.500 to 2.000 m.

Metasedimentary rocks of the Cerro Alibaud (Cortés, 1998) Triassic

It is informally defined by Cortés (1998) as a series of discontinuous outcrops of marine sedimentary rocks well-stratified and intensely silicified, consisting of calcareous sandstones and levels of calcareous shales alternating with limestone, quartzite, conglomerates and some andesitic levels. The sequence is strongly affected by contact metamorphism generated by the intrusion of granodiorite and monzogranites of the Alibaud Pluton, revealed by an intense silicification and the presence of quartzite. They are typically exposed in the Cerro Alibaud, about 4 km north of the Mantos Blancos site, covering an area of approximately 1 km. The sequence is arranged as a homoclinal with bearings of N (25-60) ° W and dip of 56 ° -85 ° to the SW. The base of the unit is not exposed and its upper boundary is formed by the present erosion surface. According to the arrangement of the layers of this unit is presumed that the metasedimentary are underlying the Mantos Blancos Volcanic Sequence. Dates made by Puig and Boric (cited in Chavez, 1985) by the K / Ar method of 182 ± 3 Ma (quebrada Zig-Zag), assigned a Lower Jurassic age. However, Cortés (1998) assigned a Triassic age for lithological correlations with sedimentites that underlay rocks with Hettangian fossils. In the district it was estimated for this unit a thickness of approximately 300 m (Cortés, 1985) and a minimum thickness of 100 m (Breitkreuz, 1986).

La Negra Formation (Garca, 1967) Lower Jurassic — Late Jurassic

The volcanic sequence consistss mainly of andesitic lavas, tuffs of dacitic lapilli, breccias, sandstones and volcanic agglomerates (Chavez, 1985; Boric et al., 1990). Infanta (2002) indicates that the base of the La Negra Formation is a gradual shift from volcanic rhyodacitics and dacitic breccias, to andesitic volcanic rocks, where part of this gradual shift is covered by alluvium and its upper limit is is confined by an angular discordance below the Terraced Gravel Deposits. In a regional context, the lower limit is consistent and engages the marine sediments of the Cerros de Cuevitas formation and the Rencoret Strata, and undelaying in a discordant way to the Caleta Coloso Formation (Garca, 1967). The andesitic lavas that are displayed at the Cerro Mantos Blancos were included in this formation by Chavez (1985), Téllez (1986), Buchelt & Téllez (1988) and Muñoz et al. (1988) and constitute the easternmost outcrop of this unit. On the other hand, west of Cerros Mantos Blancos, outcrops isolated dacitic tuff with characteristics of ignimbrites, which were included in this formation. In the SW flank of Cerros Mantos Blancos, andesitic volcanics are intruded by granodiorite of the Alibaud Pluton, generating a significant ductile deformation, evidenced by the mylonitization of volcanics (Cortés, 1998). Tellez (1986), & Tellez Buchelt (1988); based on the division made by Garca (1967) subdivided the La Negra Formation: Lower member Cuevitas of basalts and andesites compounds, exposed in Rencoret and Cerro de Cuevitas sectors; Middle Member La Chimba composed of andesites, basalts and basaltic andesites, exposed in Cerros Mantos Blancos, Quebrada

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Chimba, passing through Antofagasta-Station Portezuelo and the eastern part of the La Negra season; Upper Member La Negra, andesitic and exposed south of Antofagasta. According to these authors, the rocks of the La Negra Formation outcropping in Cerros Mantos Blancos, constitute the basal and middle part of the Member La Chimba. The unit consists of volcanics rhyodacitic and dacitic breccia was defined by Chavez (1985) as the Mantos Blancos Volcanic Sequence, which corresponds to flows of dacitic lavas, andesitic volcanic breccias, with interbedded tuffs and intrusion of small dacitic subvolcanic and daciandestici bodies (Cortés, 1998). It is distributed in the Mantos Blancos deposit and nearby areas. The sequence has an arrangement of bearings N (40-50) ° W and dips between 20 ° to 30 ° to the SW, which hosts significant sulphide mineralization, oxidized copper and silver subordinate. The sequence has an intermediate-acid composition and can be separated into two members of bimodal character: one composed of porphyritic andesites and andesitic amygdaloids, volcanic breccias of similar composition and porphyritic dacites; the other dacitic, composed of dacitic rhyolite lavas and tuffs interbedded lithic tuff, dacite and epiclastic (sandstones and breccias), with associated subvolcanic porphyry (Ulloa, 2007). The base of the sequence is not exposed, but presumably its lower limit is in contact concordant with metasedimentary rocks of Cerro Alibaud, contact obliterated by the intrusion of the granodiorite Alibaud Pluton; its upper boundary is constituted by the present erosion surface. Cortés (1998), proposes a concordant disposition with the lavas of La Negra Formation due to similarities in the behavior of the strata, while Infanta (2002) proposes a gradual shift from dacites of the Mantos Blancos Volcanic Sequence to amigdaloid andesites of the La Negra Formation. Cornejo et al., (2006) conducted dating by U / Pb method on zircons not zoned in the Mantos Blancos Volcanic Sequence, which yielded values between 180.8 and 181.8 Ma, indicating a lower Jurassic age for the sequence. These dates are consistent with other radiometric and paleontological determinations obtained for the La Negra Formation (Marinovic et al., 1995). A thickness of 300 m for the Mantos Blancos Volcanic Formation (Chavez, 1985) was defined. However, Cortés (1998) estimated a minimum of 2,800 m for this thickness.

Pluton Anchor (Cortés, 1998) Lower Jurassic

The Anchor Pluton corresponds to an intrusive body that is exposed in the northwestern sector of the Mantos Blancos district around the Cerro Anchor, on a long stretch of NE-SW and is controlled by transcurrent structures derived from the Atacama Fault System. This body is shown in an area of approximately 72 km and is mainly composed of coarse-grained tonalite with moderate foliation and gneissic appearance (Cortés, 1998). Using a K-Ar radiometric dating on biotite tonalite of the eastern sector of the Zigzag ravine (Chavez, 1985), gave an age of 182 ± 3 Ma for the intrusion of the pluton, assigning it to the Lower Jurassic. It intrudes into the rocks of the La Negra Formation and Sierra de Tigre Formation, evidenced by intense silicification and ductile shear zone in stratified rocks adjacent to the contact (Cortés, 1998).

Alibaud Pluton (Cortés, 1998) Titoniano-Berrisian

The Alibaud Pluton corresponds to an intrusive body that is distributed around the Cerro Alibaud, covering an area of approximately 56 km, in a strip of NE-SW orientation. It is composed of porphyritic granodiorite and monzogranites with scares xenoliths. The granodiorites corresponds to the main body and the earlier pluton, however the monzogranites are present in a restricted form and associated dikes of the same composition that cut both the earliest phases as well as the adjacent volcanic rocks such as the La Negra Formation and the Mantos Blancos Volcanic Sequence. K-Ar radiometric dating made by Chavez (1985), on biotite granodiorites of the main body, 5 km southwest of Mantos Blancos, delivered ages of 147 ± 1 Ma and 147 ± 4 Ma, age for the placement of the Alibaud Pluton. It intrudes at Cerro Alibaud metasedimentary and volcanic rocks sequence Mantos Blancos. In addition, it places volcanics of the La Negra Formation, evidenced by intense contact metamorphic aureole (Maldonado, 2004).

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Dacitic subvolcanic bodies (Cortés, 1998) Lower Jurassic — Upper Jurassic

These dacitic bodies are distributed as small isolated outcrops that intrude the rocks of the volcanic sequence of Mantos Blancos, presenting sulfur mineralization in sectors of the Mantos Blancos deposit (Chavez, 1985). Because these bodies cut the rocks of Volcanic Sequence Mantos Blancos of the lower Jurassic, and are cut by dioritic dikes of Upper Jurassic and on account of the sulfided mineralization it has been dated at 150 Ma, and is assigned a range of Lower Jurassic - Upper Jurassic age (Cortés, 1998).

Subvolcanic dioritic bodies (Cortés, 1998) Upper Jurassic — Lower Cretaceous

These volcanic bodies are exposed in the Cerro Mantos Blancos as small outcrops that are intruding the lavas of La Negra Formation, producing silicification in its contact. The relationship of the intrusion of these units allows a relatively wide age range to be assigned, between the Upper Jurassic and Lower Cretaceous.

Upper Jurassic — Lower Cretaceous dikes

In the Mantos Blancos Mining District, has been recognized two main groups of widely distributed dikes (Cortés, 1998). A first group comprised of monzogranites rocks, associated with late phases and more differentiated to the Alibaud Pluton, which have a preferential orientation NW-SE (Infanta, 2002) at the periphery of the deposit, especially west of it, clearly associated with mineralization. The second group of dikes consists of bodies of diorite, microdiortica and "ocotica" of dark gray to greenish color, porphyritic fine-grained texture, which are widely distributed in the study area with a preferential NE-SW orientation and subvertical mantles (Cortés, 1998). This group of dykes cut all rock units outcropping in the district. Based on the datings made by Chavez (1985), Munizaga et al, (1991) and Cortés (1998) the dikes are assigned an age range of Upper Jurassic - Lower Cretaceous.

Terraced Gravel deposits (Cortés, 1998) Miocene — Pliocene

Corresponds to ancient basin fillings mainly composed of gravel, sand and mud that are distributed throughout the region. They present themselves as upraised reliefs, arranged in a sub horizontal way with thickness between 5 and 10 m (Cortés, 1998). They consist of conglomerates and semiconsolidated polymictic breccias, poorly selected, with andesitic and dacitic volcanic fragments, clasts from sedimentary, metamorphic and intrusive rocks; arranged in a matrix of sand and mud. In some outcrops embedded ash levels, while others just below the unconsolidated surface it is common to find a cemented level of salts with thicknesses ranging from centimeters to meters (Cortes, 1998). However, in the outcrops closest to the deposit, interbedded oxidized copper mineralization, product of its denudation, are observed (Infanta, 2002). Underlie, in discordance of erosion, the modern sedimentary deposits and overlie, in angular discordance, all stratified units. Radiometric dating K / Ar of biotite of rhyolitic ash that is embedded with terraced Gravel deposits located 5 km from the deposit, delivered an age range of 2.87 ± 0.03 and 2.97 ± 0.07 Ma, allowing the allocation of Superior Pliocene age (Chavez, 1985), which contrasts with the K-Ar reworked dating of Naranjo & Paskoff (1985), aged 4.4 ± 0.3 and 22.6 ± 1.6 Ma Ma in biotite of ignimbrites and ash, embedded in gravel deposits in northern Chile. According to these data, you can assign this unit a range of Miocene-Pliocene age (Cortés, 1998).

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Modern Sedimentary deposits (Cortés, 1998) Pliocene — Holocene

Consists of alluvial, colluvial and eolian deposit of gravel, sand and mud, presented in ravine fillings, valleys and depressions. In the surrounding hillsides, numerous alluvial cones formed by deposits of large angular clasts can be found (Cortés, 1998). These sediments overlie, in discordant contact, all stratified units and its upper limit corresponds to the present erosion surface. K-Ar reworked radiometric dating, made by Chavez (1985), in biotite of rhyolite tuff embedded in gravel, 5 km southeast of the site of Mantos Blancos, yielded ages of 2.87 ± 0.03 Ma and 2.97 ± 0 07 Ma, which allow assignation of a maximum age Pliocene to the early stages of sedimentation (Cortes, 1998).

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7.2    Local Geology

In 1978 the Department of Geology was formed, while exploration drilling started from the 60’s. A series of mining units were originally defined, these units are part of the Volcanic Sequence Mantos Blancos defined by Chavez (1985), which has been included in La Negra Formation. In the deposit, these local units define a column strike N25°-50°W and dip (10-20) °SW, with a recognized thickness of 700-800 m (Figure 7-3). All mining units may contain copper mineralization. The old unit called Lower Andesite, now considered as part of the Diorite (Pizarro, 2004).

Upper Andesite have volcanic tuffs, dacitic and rhyolitic lava flows, andesites, epiclastites and volcanic breccia, with a purple to reddish brown tone by the presence of red hematite and thin disseminated hematite and specularite. Presents albitization of feldspars, epidote, weak sericite- (illite) and silicification. It has a maximum recognized thickness of 300 m. and it occurs as a sterile cover of the mineralized zones in gradational contact with porphyritic dacite. The Upper Andesite was dated at 181.7 ± 0.2 Ma (Cornejo et al. (2006)), by the TIMS method (U-Pb zircon not zoned).

Porphyritic dacite corresponds to rhyodacites of porphyritic texture and rhyodacitic breccia, which have a pinkish white to deep red color according to the amount of hematite and sodic alteration. In general, the rocks with paler colors have low mineralization, while rocks with an intense red color have important copper mineralization. This unit develops a maximum thickness of 150 m.

Quartz-dacite consists of rhyolitic to dacitic lavas that lithologically correspond to a quartz-rhyolite - rhyolitic volcanic tuff. This unit develops the same tones of the porphyritic dacite, being differentiated from the preceding unit in the presence of quartz eyes 1 to 5 mm and the absence of porphyritic texture. The unit of hosts mineralization in the form of copper sulfides with subordinated oxidized copper and deploys a thickness greater than 200 m. This unit was dated at the bottom of the Elvira pit, getting a date of 181.8 ± 0.6 Ma (Cornejo et al. (2006)), by the TIMS method (U-Pb zircon not zoned).

Diorite is a subvolcanic intrusive body like a sill, with the petrography of a green porphyritic andesite, vesicular, with albitisation and strongly chloritized with a maximum thickness of 50 m. Mineralization of copper oxides and sulfides can occur.

Volcanic sandstone corresponds to a volcaniclastic sandstone (tuff) lithology from fine to coarse grained, light pink to reddish brown colors. It has a variable thickness from 0.5 to 5 m.

Base Andesite corresponds to a chloritized porphyritic andesite. It has a green to greenish gray tone with a quartz - chlorite — epidote alteration. Constitutes the base of the mineralization in the deposit. It has a thickness of 100 m.

Intrusive andesite unit corresponds to a reef mantle rhyodacite. Presents colors between pink and green, depending on the degree of albitization and chlorilization developed. It can occur concordant (sill) or discordant (dykes). It has a thickness between 1-10 m. It can present oxide and sulfide copper mineralization. This unit was dated at 180.8 ± 0.2 Ma (Cornejo et al. (2006)), by the TIMS method (U-Pb zircon not zoned).

Dykes are represented by sub vertical bodies of preferential northeast strike, composed by thick porphyritic diorites of pyroxene-plagioclase and fine porphyritic diorite of hornblende. These rocks cut all units of the deposit, including ore bodies. They are dark green or dark gray colored due to strong chloritization and the presence of a large amount of magnetite. They are essentially sterile, although locally can host oxide copper mineralization and pyrite may occur at deeper levels. Some of these discordant bodies have been dated at 147-149 Ma (Chavez (1985) by the K / Ar method amphibole), 147.4 ± 1.4 Ma (Munizaga et al. (1991), by the 40Ar method / 39Ar plagioclase) and 151.3 ± 1.2 (Cornejo et al. (2006)), by the 40Ar / 39Ar method plagioclase). These ages are close to those published for Alibaud granodiorite (Cornejo et al., 2006).

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The units described above are represented in a schematic section, see Figure 6, which may present gradational or by fault limits.

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7.3    Mineralization

The mineralization consists of chalcocite (and / or digenite), covellite, bornite, chalcopyrite, pyrite, specularite, magnetite, galena and low sphalerite, occurring in disseminated form, following irregular guides and discontinuous with varying thicknesses. The oxidized copper correspond to atacamite, chrysocolla, and minor malachite, antlerite, tenorite, cuprite and almagres, according dissemination and fracture filling. Silver presence occurs in the crystal structure of the copper sulphides and occasionally as native silver. The ore bodies are irregular lenses and oxidized copper sulfides arranged in tabular form with a 100-200 m thick (Boric et al., 1990) strongly controlled by structures.

The mineralization has a distinct vertical zonation (Infanta, 2002), with specularite at the top (porphyritic andesite and Superior andesite), which is followed in depth an area of oxidized copper (atacamite with chrysocolla low), moving to a zone of high grade Sulphide (chalcocite-bornite). The latter corresponds to irregular lenses chalcocite-rich center, which decreases towards the edge going to predominate bornite. Surrounding these lenses is a zone of lower grade with chalcopyrite and bornite, ending in depth with a pyritic zone, occasionally in some sectors associated with chalcopyrite. The areas with secondary enrichment are of small extent, predominantly covellite over chalcocite and located near major faults of the deposit. The oxidized copper would have developed by the in situ oxidation of primary sulphides.

7.4    Structures

The Mantos Blancos Fault system is formed by minor faults or minor structures that diverge from the main faults belonging to the Fallas Atacama System, and are occasionally arranged parallel to these. From the Prat - Alibaúd and Latorre faults, smaller faults are derived in which three main fault systems can be identified: NW, NS and NE, the

The NW system is the oldest, with N (40-60) ° W and subvertical faults, among which are Naranja, Casino, Polvorn and Cabecera (Infanta, 2002). These faults are evident on the west side of the deposit, on the Mala Suerte and Argentina. This system is parallel to a NW line of continental order (Archibarca - Escondida - Mantos Blancos), belonging to a family of structures that are interpreted as deep faults that limit basement blocks.

The NS system corresponds to structures NS to N25ºW and subvertical mantels, among which are Marina, Nora and Elvira. Some of these structures can be of low angle and constitute possible conjugated systems. They show an important activity after mineralization,

The NE fault system (N40-55°E) is the clearest in the area, with subvertical traces of regional order and controls the arrangement of dikes that cut to the mineralized bodies, thus modifying the original geometry of the deposit. The main structures of this system correspond to: Mala Suerte, Mercedes, Tercera and Quinta. The Tercera fault cross the deposit in its central part dividing it into two sectors. They appear to have a fundamental control in the oxidation column, even under the upper Andesite mining unit as observed in the deposit, whose associated fracturing allows the supengene to get deeper, (Orrego, 2001).

The northeast faults define in the district four structural blocks, which from East to West are called: Latorre (Latorre and Quinta Faults), Quinta (Quinta and Tercera Faults), Tercera (Tercera and Mercedes Faults) and Mercedes Fault Mercedes and Prat-Alibaud). Among the northeastern structures, information from old drillings and surface geology indicate that the Quinta block has declined relative to the others, while the Mercedes block would be the most elevated, although in the latter case with portions that have descended (Infanta, 2002).

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The faults of main NW orientation, among which the following stand out: Naranja (N40 ° W / 70-80 ° SW), Casino (N35-40 ° W / 70-80 ° NE) and Polvorn (N35 ° W / 70-80 ° SW), are a favorable structural corridor for mineralization. These have been interpreted as extensional faults that control the distribution of mineralized bodies and the location of dacitic dikes (Infanta, 2002).

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8.0    DEPOSIT TYPE

Mantos Blancos is a stratabound hydrothermal copper deposit with subordinate silver mineralization hosted in a riodacitic volcanic complex where copper mineralization is strongly controlled by structures. Stratabound hydrothermal copper deposits are mainly associated with hydrothermal breccia feeder structures that contain at least 50% of the economic mineralization and the highest ore grade. The mineralization at Mantos Blancos is concentrated within a dacitic lava package dipping south between 18° and 25° in the main mineralized area.

Hypogene sulphide mineralization at Mantos Blancos is related to sodic hydrothermal alteration and consists of high grade chalcocite, digenite, bornite, covellite in the centre of the ore body with a chalcopyrite and pyrite halo. Supergene oxide mineralisation consists of atacamite, chrysocolla and minor malachite, and is usually overlain by a hematitic cap. A brief description of the geologic units that form the deposit is given here:

•	Alluvial sediments: Poorly consolidated gravel and sands;

•

Upper andesite: Barren unit composed of porphyritic rhyodacites, rhyodacitic breccias, andesites and some interspersed epiclastic layers which acts as a roof of the cupriferous mineralisation and provides protection from oxidation of possible copper mineralisation (in the form of primary sulphides) that may exist in lower strata;

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•	Porphyritic dacite: Geological unit formed by dacites and rhydacitic breccias that may contain copper mineralisation in the form of oxides and sulphides;

•	Quartz dacite: Geological unit formed by rhyolites and rhyolitic tuffs that can contain copper mineralisation in the form of copper sulphides with subordinate oxides;

•	Lower andesite: Geological unit (also known as diorite) with variable contents of pyrite, galena and sphalerite that may contain ore bodies of economic interest;

•	Basaltic andesite: Geological unit composed of andesites and daci-andesites with variable contents of pyrite, galena and sphalerite (with subordinate chalcopyrite) that comprises the floor of the cupriferous mineralisation;

•	Intrusive andesite: Geological unit formally defined as dacitic porphyry that can contain sulphide copper mineralisation.

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9.0    EXPLORATION

The Mantos Blancos strategy in the next phase will include:

•

Definition of local target: base on the Mantos Blancos Structural Model, an extension area can goes from the Reserve Pit to the Resource Cone, category 3 and 4 (Mine Exploration and Brownfield respectively);

•	Identification of the productive district structural trend NS, NW-SE and NE-SW (within MB_ Atacama Fault district);

•	Application of indirect exploration technique (geophysic), to evaluate high extension within Mantos Blancos North, Ciclon East and Rosario;

•	Evaluation of potential target of exploration, through local and district drilling campaign, based on background of the area.

The objective is to explore different sectors that would represent a significant extension of the know mineralized ore body that can join to the Resource Cone, where the information is missing, see Figure 9. During 2017 a 9.000 m drilling campaign will be drilled. The target drilling area are:

•	Sector 1: Botadero Mercedes;

•	Sector 2: Veronica Alto;

•	Sector 3: Mirados Mina;

•	Sector 4: Quinta Este;

•	Sector 5: SB Central.

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10.0    DRILLING

Mantos Blancos conducted drill programs for exploration and mine development purposes. The 2016 Resource Model update included 362 new drillings and 90,611 m, consisting of RC, DDH and sonic (dumps). The new drillings included drill holes from the 2014 drilling campaigns (drill holes not included in the previous resource model), 2015, and also included 89,000 m from the 2012, 2013 and 2014 campaigns delayed because the implementation of the QA / QC program.

For the update of the 2016 model, a total of 15,643 drill holes with a total of 2,274,947 m were used, corresponding to all drillings accumulated up to the date of closing of the database.

10.1    Drill hole collar surveys

The collar surveying at Mantos Blancos is obtained using high precision GPS and total station for the surface data. Daily operational surveying is undertaken with either GPS or total station and prism. Mantos Blancos adopted the local coordinate system based on UTM coordinates

10.2    Downhole Surveys

For the 2014 and 2015 drilling campaigns down hole surveys were measured by Wellfield Services with a SRG gyroscope. Measures were taken every 10 m over the depth of the drillhole, and a second measured is taken when the equipment is lifted. Also as a QA / QC procedure 10% of the drill holes were re-surveyed, with most of the holes showing little deviation.

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11.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1    Sampling Method and Approach

11.1.1    Reverse Circulation Samples

Since 2009 RC samples are taken at regular 6.0 m intervals, weighting approximately 120 kg per 6.0 m interval. The material is dropped directly from the cyclone to a riffle splitter. The cyclone has a lever at the side used to open the bin at the end of the sample interval. Both portions of the sample are directly passed twice through two splitters located in series to obtain 4 equally sized samples. Each sample is passed through another splitter to obtain the sample that will be sent to mechanical preparation. The samples are put into plastics bags, weighed at the site and the values recorded manually.

11.2    Sample Preparation

The mechanical sample preparation of RC and DDH samples is conducted in Inspectorate laboratory in Antofagasta.

•	Cleaning: before each batch of samples the crusher is cleaned with quartz, and the material is discarded;

•	Blank sample: the first sample of each batch corresponds to the quartz, and this sample follows entire cycle until chemical analysis to check for the presence of contamination;

•	Primary/Secondary Crushing: the entire sample is crushed to 95% passing 2.36 mm particle size. For 1 in each 30 samples a granulometric test is carried out to check particle size;

•	Splitting: depending the weight of the sample the splitting follows one of two procedures:

•	Samples > 15 kg use a rotary splitter until 1.5 to 2 kg is obtained. The sample is passed through a Jones splitter until 300 g remains;

•	Samples < 15 kg are split with a Jones splitter until 300 g is obtained.

•	In both situations each one duplicate is obtained every 20 samples;

•	Pulverization: the entire sample is pulverized with an LM1 until 95% of the sample passes < 0.104 mm. For one in every 30 samples a granulometric test is carried out to check particle size;

•	The sample is then put into a paper envelope, labelled with a bar code and sent to the chemical lab for assaying.

11.3    Assaying

For TCu and Pb 1 g of the sample is taken, 10 ml of HNO3, 5ml of HClO4 and 15 ml of HF are added, a cold digestion is carried out for one hour and then salts are dissolved with 25 ml of HCl and filled to100 ml.

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For SCu, 0.5 g of sample is taken, 50 ml of H2SO4 are added, it is stirred for 20 minutes at 140 rpm, then transferred to 100 ml and flocculant is added (boiling method).

For Ag 2 g of the sample is taken, 10 ml of HNO3, 5 ml of HClO4 and 15 ml of HF are added, a cold digestion is carried out for one hour and then salts are dissolved with 12.5 ml of HCl and filled into 50 ml.

For carbonate (Ca3), weigh 0.1 g of sample is weighted (in a refractory crucible), add 1 g of accelerator is added and LECO equipment is used. Table 6 detail the methodology used for detection by element.

Table 6: Assay methodology by element
	TCu (%)	SCu (%)	Ca3 (%)	Ag (ppm)	Pb (ppm)
Methodology	AAS022D	AAS078C	LECO10C	AAS019D	AAS019D
Detection Limit	0.01	0.01	0.01	1	10

11.4    Sample Security

Drill core is moved from the drill rig to the core shack by external personnel. In the core shackgeological data logging is completed at site by using digital system. Before the data is available for estimation purposes data is verified and reviewed, field checked if necessary, and then uploaded to the main data base. Samples are delivered by Mantos Blancos for sample preparation at the laboratory.

Mantos Blancos use BDGeo as the system to coordinate and handle the complete data input process. The database is backed up on a regular basis.

All Mantos Blancos samples are stored and secured in the mine site under good conditions to ensure their quality.

11.5    Quality Assurance and Quality Control

Quality Assurance (QA) is the system and set of procedures used to ensure that the sampling and assaying results are of high quality. Quality Control (QC) data is used to show that sample preparation and chemical analysis are unbiased and have produced an acceptable level of precision. All QA / QC is handled online automatically using BDGeo software®. QA procedures include the insertion of a control sample of: standards, pulp and coarse duplicates, and blank samples into every batch of samples sent to the laboratories. The creation of the batch is done on site in BDGeo by personnel of MB, and include 1 standard, 1 blank, 1 coarse and 1 pulp duplicate. Sample batches contain 20 samples.

The quality assessment over the 2015 campaign was controlled through standards insertion (certificated in OREAS-Australia). Apart of standards, coarse and pulp duplicates have been used. The insertion rate is 5% for each stage of control. The mass reduction of samples was carried out by Inspectorate Company and the chemical analysis was made by SGS Chile Ltda. Coarse, pulp and standards (internal checks) verifications were also carried out in this last laboratory.

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The quality control procedure (standards, blanks, and duplicates) have acceptable levels of accuracy and precision, and sample preparation and laboratory results have been controlled.

11.5.1    Certified Reference Material

MB routinely inserts Certified Reference Materials (CRMs) or standards into the analytical stream to assess the assaying laboratory for accuracy and to determine if there is any bias present. The material used for the construction of the standards is from the mine and prepared and certified by external laboratories. Standards cover a range of TCu concentrations to appropriately represent different ranges. Figure 10 and Figure 11 show examples of the control chart used for standards. The result of the standards are good and no obvious issues with the exactitude were identified. The tolerance limit for acceptance is +- 2 standard deviation if the standard value is out the defined limit the complete batches sent back to the laboratory for analysis.

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11.5.2    Blank Samples

Blank samples are inserted into the sampling stream as a QA/QC check for sample contamination and is inserted as part of the batch sent for mechanical preparation. The material used as blank is obtained from blast holes with TCu grades of 0.01 % which were logged as rhyodacite. Figure 12 and Figure 13 shows the result for the 2014-2015 blank results. There is no evidence of contamination during the mechanical preparation.

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11.5.3    Duplicate Samples

The duplicates are prepared and inserted on-site, and include two types of samples:

•	Coarse Duplicate: correspond to a second portion of material obtained after the first crushing;

•	Pulp Duplicate: correspond to a second portion of material obtained after the pulverization of the sample.

The protocol details that the duplicate of a sample must be sent in a different batch than the one used for the original sample. The figure below shows the result for the coarse and pulp duplicates for the 2014-2015 data. The result of the coarse and pulp duplicates are acceptable and no obvious issues with the accuracy were identified.

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12.0    DATA VERIFICATION

Data verification has been an integral part of Mantos Blancos drilling campaigns and resource estimation.

As part of the protocols all sample rejects and pulp samples are appropriately stored inside shipping containers modified for this purpose. Inside the containers samples are properly organized and stored.

The database for the resource Model is extracted directly through the DBGEO © interface software. This software is a geological database administrator, which validates the information according to the primary key.

For data validation purposes and to avoid errors in the Resource Model construction the database is analyzed prior to the compositing. This verification includes searching for consistency between different tables, existence of gaps and duplicity of information.

Golder completed a set of data validation queries using Vulcan and internal software (Datacheck) and found no important validation issues, which is remarkable considering the database size. Golder is of the opinion that the drill hole database is valid and acceptable for resource estimation.

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13.0    MINERAL PROCESSING AND METALLURGICAL TESTING

13.1    Metallurgical testing

The current sulphide operation performance is supported by metallurgical test work and benchmarking data from similar operations. Due to the coarser milling product, Mantos Blancos conducted test work to study the effect of the final grind size (P80) on the copper recovery. Rougher flotation tests were carried out by changing the P80 target from 190 µm to 300 µm. These tests (Table 7) were also used to review the flotation time requirements.

Table 7: Rougher flotation tests.
	Type of Flotation	% of solid feed	%+65#Ty	% TCu Recovery	%Error TCu Test	P80 um
19% +65#	Standard	34.64	24.98	93.77	-0.18	257
19% +65#	Kinetic	33.58	18.67	93.74	9.22	198
21% +65#	Standard	34.45	24.05	90.71	-1.37	248
21% +65#	Kinetic	33.99	21.07	91.84	-0.01	221
23% +65#	Standard	34.36	28.45	92.44	1.93	289
23% +65#	Kinetic	34.48	29.01	91.91	2.25	294
25% +65#	Standard	33.76	25.82	92.91	2.56	265
25% +65#	Kinetic	34.08	25.81	91.72	-5.96	265
27% +65#	Standard	35.11	28.97	90.90	2.77	294
27% +65#	Kinetic	35.13	35.91	90.82	5.59	358
29% +65#	Standard	33.70	31.78	91.46	-4.66	320
31% +65#	Standard	33.73	33.14	90.61	0.06	333
31% +65#	Kinetic	33.63	32.11	89.71	-1.29	323
33% +65#	Standard	33.48	35.67	88.71	3.34	356
33% +65#	Kinetic	35.06	37.94	89.37	1.18	377

The results presented in Figure 18 shows a satisfactory correlation between the particle size (P80) and the copper recovery of the rougher stage.

Assuming a 96% recovery in the cleaning flotation stage, the overall copper recovery was also estimated. Table 8 shows the impact of P80 on copper recovery. Decreasing the P80 from 285µm to 212µm would allow an increase of 1.76% in global copper recovery.

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Table 8: Impact of P80 on copper recovery.
+65#	P80	Cu Recovery Model +65#	Delta Rougher Recovery vs 285 um	Global Recovery	Delta Global Recovery vs 285 um
20.0	212	92.6	1.83	88.86	1.76
21.0	220	92.4	1.63	88.67	1.56
22.5	233	92.0	1.31	88.36	1.26
23.5	242	91.8	1.09	88.15	1.05
24.5	251	91.6	0.86	87.93	0.82
25.5	260	91.3	0.62	87.69	0.59
27.8	285	90.7	0.00	87.10	0.00

Rougher flotation tests were conducted for 25 minutes in order to evaluate the effect of residence time on the different expansion scenarios. Figure 19 shows the laboratory results at different grinding sizes. The recovery profiles are higher when the particle size is decreased (smaller % + 65#Ty).

The range between 12 to 15 minutes at the lab corresponds to 24 and 30 minutes respectively in the industrial rougher stage, i.e. scaled-up to a factor of 2.0. The trends indicate a marginal loss of about 0.5% in copper recovery if the flotation time is reduced from 29 to 24 minutes.

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13.2    Oxide Recovery

The copper recovery considered for vat and dump leaching was defined assuming the average recovery for the last twelve months, which was used to update the recovery model considering the metallurgical balance, tonnage and chemical grades.

Table 9: Oxide recovery.
Process	Recovery
Soluble copper — vat leaching Mantos Blancos	25.67233 * LN (Aplication rate) + 41.69916
Soluble copper — vat leaching Enami	-0.033085111872197 * 6.5^5 — 7.4135088683841 * 6.5^4 + 35.0659861784623*6.5^3 — 88.0045969562604 * 6.5^2 + 116.886329433274 * 6.5 + 2.9318073280448
Soluble copper - Mercedes dump	43.524 + 15.969 * LN (Aplication rate)

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13.3    Sulphide Recovery

The sulphide copper recovery in the concentrator was based on the geometallurgical model for the five years from 2017 — 2021 that considered the laboratory samples. For the following years (Table 10), the copper recovery was defined assuming the average of the last twelve months prior to the year - including metallurgic balance, tonnage and chemical grades - which are used to update the polynomial recovery curve.

Table 10: Sulphide recovery after 2022.
Process	Recovery
Total copper in the product - concentrate	90.21 - 0.7754 * (Head Grade - Soluble Cu % / Head Grade Total Cu %) * 100 + 2
Silver in the product - concentrate	67.105 + 0.3951 * Head Grade Silver (g/t)

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14.0    MINERAL RESOURCE ESTIMATES

The geological modelling of Mantos Blancos considered the construction of two models:

•

Lithology model - this model is not used for any estimation purpose, and only for geometallurgical considerations. The lithological model was developed by MB geologists using a probabilistic model considering the lithological description from the geological mapping of rock units present;

•

Dike model - this model is constructed deterministically by interpretation in sections and uses information form drill holes and bench logging. 3D solids are constructed based on the sectional interpretation and the block model (with small blocks) is flagged. The dike model has not been updated since 2015.

14.1.1    Lithology Model

The lithology model is based on the probability of the existence of a specific rock unit. This probability is estimated by interpolation of indicators that are based on the rock codes extracted from the database. MB used a probability threshold of 50% to assign the blocks to a given unit. MB found a few cases where there were equal probabilities for multiple units and these cases were solved by taking into account the unit that was predominant in the local neighborhood. Table 11 details the codes of the lithology database.

Table 11: Lithological codes and Units
Code	Description	BM Code	Code	Description	BM Code
WT	Absence	-9	DA	Aphanitic Dacite	20
WI	Non Info	-9	DT	Porphyritic Dacite Tuff	20
WR	Non recovery	-8	D	Dacitic	20
A	UNDEFINED	0*	DP	Porphyritic Dacite	20
GRV	UNDEFINED	0*	DB	Porphyritic Dacite Brecciated	20
ART	Andesitic Tuff	0*	SS	Volcanic Sand	25*
ARP	Porphyry Andesite	0*	DQP	Quartziferous Dacite Porphyry	30
ARO	Ocoitic Andesite	0*	DQB	Quartziferous Dacite Breccia	30
ARB	Andesitic Breccia	0*	RD	Dioritic Porphyry	40
SV	Volcanic sand	0*	RDD	Dioritic Porphyry	40
ARF	Aphanitic Andesite	0*	AB	Porphyritic Andesite (basal)	45
PF	Feldspar Porphyry	0*	ABA	Agglomerated Andesite (basal)	45
DE	Over	0*	AL	Andesite (inferior)	45
FS	Felsite	0*	AI	Rhyodacitic Porphyry	50
ARA	Porphyritic Andesite	0*	ASB	Porphyritic Andesite (superior)	60
RLL	Relleno (fill)	5	AS	Rhyodacite (superior)	60
KM	Monzodiorite Dike	10	AP	Porphyritic Andesite	60
KAP	Andesitic Dike	10	AR	Andesite (regional)	60

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Code	Description	BM Code	Code	Description	BM Code
K	Dike	10	BP	Polymictic Breccia	65*
KAA	Andesite Dike.	10	GN	Granite	70*
KAD	Andesite Dike	10	GD	Granodiorite	70*
KAF	Andesitic Amphibole Dike	10	PZ	Metamorphic Rocks	80*
KAG	Andesitic Plagioclase Dike	10	SC	Alluvium	90*
KAM	Andesite Dike	10	-7	Data Absent	100*
KD	Dioritic Dike	10	-8	Non Recover	100*
KO	Ocoitic Dike	11	-9	Non Information	120*
KX	Xenolite Dike	12	?	Lithology non clear	130*
			BI	Igneous Breccia	140*
			BH	Hydrothermal Breccia	150*

14.1.2 Dike Model

The dike model is not used for grade estimation. During the estimation it is assumed that grades are continuous across units in the deposit, and then the dike model is used for dilution assuming a TCu grade of 0% for all complete and partial dike blocks (the dike model is constructed with small blocks 5 x 5 x 5 m).

14.2    Database

The drill hole database used for resource estimation contains 15,643 drill holes (Drill type: DDH, RCD, Sonic Drillings for Dump). The information used in the current resource model is drilling totally 2,274,947 m. Figure 20 show the distribution of the drill holes.

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14.3    Composites

Samples have been collected and assayed over different size intervals, due to the various drilling campaigns, Figure 21 shows the size distribution for raw samples. Historically samples size range from 1.5, 2, 3 and 6 m, with 2 m being the most common values in the database (61.9%) . Currently the support is 6 m.

The compositing strategy takes into account several factors in order to regularize the range sample size. Figure 22 shows the final composite database were 97% of the size ranges from 5 to 7 m.

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Mantos Blancos - Al m, Raw Data DH, for Domains all
61.9
Frequency (Percent)
Al m
0.000
2.500
5.000
7.500
10.000
0
5
10
15
N 884104
m 2.459
σ^2 27.536
σ/m 2.134
min 0.010
$q_{0.25}$ 1.500
$q_{0.50}$ 1.500
$q_{0.75}$ 1.500
max 450.000
Class width = 0.250
The last class contains
all values ≥ 9.750

Figure 21: Raw sample size histogram

Mantos Blancos - Al m, Composited Data for Domains all
31.2 52.6
Frequency (Percent)
Al m
0.000
2.500
5.000
7.500
10.000
0
5
10
15
N 362281
m 5.861
σ^2 0.289
σ/m 0.092
min 3.000
$q_{0.25}$ 5.786
$q_{0.50}$ 6.000
$q_{0.75}$ 6.000
max 9.000
Class width = 0.500
The last class contains
all values ≥ 9.500

Figure 22: Composite sample size histogram

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14.4    Statistical Analysis

Statistical and other analysis were produced to support the definition of estimation domains adopted for grade estimation. The 7 estimation domains were separated by major faults, and two nearby associated deposits (Argentina and Naranja). Finally the domains were also split into sterile and mineralized zones generating a total of 14 estimation domains:

•	Zona 1A: includes the Mala Suerte Pit to the south. The eastern limit of this zone corresponds to the Mercedes fault, while the northern limit corresponds to the Sorpresa fault;

•

Zona 1B: includes the area known as Hundimiento Sorpresa, the area of the Veronica Pit and the Polvorín area. This area is limit to the East by the Mercedes Fault and to the south by the Falla Sorpresa;

•	Zona 23: includes the area of the Elvira Pit, the Patricia deposit and the Maria pit. This zone limits to the west with the fault Mercedes and to the east by the Tercera fault;

•	Zona 45: Includes Barbara Central, Tercera pit, Tercera North pit (Teodofilo), Mariana pit, and the Quinta fault. It is limited to the west by the Tercera fault and to the east by the Quinta fault;

•	Zona 6: includes the zone located to the east of the Quinta fault;

•	Argentina: it is a satellite deposit located to the NW of the main deposit, and includes mainly oxides;

•	Naranja: it is a satellite deposit located to the SW, and include mainly oxides.

Box plot analysis presents differentiations between estimation domains (Figure 23 and Figure 24). Summary univariate statistics of TCu and Ag are shown in Table 12 and Table 13, for all estimation domains. Figure 25 shows the distribution of the estimation domains.

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Table 12: TCu Statistical by estimation domain.
UE	N° Samples	Mean %	Min. %	Median %	Max. %	Variance	C.V
1ae	17,620	0.054	0.005	0.023	2.391	0.013	2.094
1acut	5,524	0.629	0.010	0.385	2.391	0.374	0.974
1be	22,336	0.075	0.002	0.021	3.343	0.029	2.276
1bcut	6,893	0.971	0.010	0.629	3.343	0.771	0.904
23e	51,071	0.083	0.002	0.020	2.770	0.031	2.128
23cut	31,115	0.924	0.008	0.688	2.770	0.548	0.801
45e	98,552	0.094	0.002	0.020	3.407	0.037	2.053
45cut	55,263	1.147	0.010	0.890	3.407	0.789	0.775
6e	9,888	0.038	0.005	0.020	2.137	0.006	1.942
6cut	2,944	0.655	0.010	0.420	2.371	0.359	0.915
arge	13,416	0.041	0.002	0.013	2.472	0.011	2.528
argcut	1,474	1.332	0.010	1.121	2.990	0.863	0.697
nare	15,658	0.040	0.002	0.020	2.420	0.007	2.020
narcut	1,734	0.632	0.017	0.432	4.860	0.329	0.907

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Table 13: Ag Statistical by estimation domain.
UE	N° Samples	Mean (ppm)	Min. (ppm)	Median (ppm)	Max. (ppm)	Variance	C.V.
1ae	2,855	2.22	0.5000	2.0	172.0	19.85	2.01
1acut	1,102	5.64	1.0000	3.0	91.0	52.91	1.29
1be	8,147	2.01	0.0005	2.0	63.0	5.68	1.19
1bcut	2,648	6.78	0.0005	3.0	182.0	115.12	1.58
23e	10,348	1.87	0.0005	1.0	222.0	11.18	1.79
23cut	6,626	7.27	0.0005	3.1	207.8	120.12	1.51
45e	11,805	2.19	0.0005	2.0	97.7	9.13	1.38
45cut	10,046	7.61	0.2000	4.0	298.0	103.22	1.34
6e	1,513	2.17	0.0005	2.0	21.0	1.91	0.64
6cut	479	8.63	0.0005	3.0	104.0	224.90	1.74
arge	2,216	1.82	0.5000	1.0	404.3	36.61	3.33
argcut	1,114	13.99	0.5000	9.4	112.0	204.64	1.02
nare	9,138	1.71	0.5000	2.0	58.0	1.31	0.67
narcut

The separation between the statistical distributions of TCu and Ag for estimation domain supports their independent estimation.

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14.5   Grade Estimation

In order to define the ore bodies, the geometry methodology based on indicator Kriging was adopted. The blocks satisfying the 50% probabilistic criteria of being mineralized above a cut-off grade by estimation domain were accepted as mineralized material. Table 14 presents the cut-off criteria used for each domain. The used value was defined for each estimation domain by a variance against TCu grade analysis.

Table 14: Cut-off grades by estimation domain.
Estimation Domain	Cut-off grade	Probabilistic Percentage
1A	0.15% TCu	0.50%
1B	0.22% TCu	0.50%
23	0.22% TCu	0.50%
45	0.33% TCu	0.45%
6	0.15% TCu	0.50%
Argentina	0.20% TCu	0.50%
Naranja	0.25% TCu	0.45%

14.6    Outliers grades

Outliers samples were identified and treated specially, capping techniques were applied to the samples (the top 1% of the samples) in order to avoid overestimation around high grade samples with no continuity.

14.7    Contact Analysis

Contact analysis across estimation domains was carried out to assess the gradational nature of the mineralization, i.e. whether the contact between domains requires sharing of samples across units. Contacts were evaluated for TCu and Ag for each estimation domains and relevant graphs are presented in Figure 26.The graphs show the composite mean profile across the contact between two units.

Inspection of these plots shows that the mean grade values changes over a short distance around the contact for most of the units. Based on this information hard boundaries were used for these estimation domains.

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14.8    Spatial Analysis

Experimental correlograms for Tcu and Ag grades were calculated for each estimation domain. Directions of major and minor continuity were derived from variogram maps in the horizontal and vertical directions.

A correlogram model was adjusted to each experimental correlogram in the three main directions of anisotropy. When directional variograms did not show structured patterns, omni-horizontal correlograms were used. The nugget effect was obtained from the down-the-hole correlogram. The correlogram models are detailed in and Table 15 and Table 16.

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Table 15: Variogram model parameters of composite TCu.
UE	Direction	Nugget effect	First Structure			Second Structure			Third Structure
			Sill	Type	Range	Sill	Type	Range	Sill	Type	Range
1a	0	0.22	0.39	Sph	21	0.19	Sph	48	0.2	Sph	71
	0				23			50			67
	-50				18			33			62
1b	0	0.24	0.26	Sph	9	0.43	Sph	35	0.07	Sph	59
	10				20			39			53
	10				45			60			72
23	-10	0.24	0.1	Sph	12	0.47	Sph	27	0.19	Sph	70
	10				7			27			51
	-60				33			60			65
45	10	0.22	0.2	Sph	5	0.26	Sph	18	0.32	Sph	100
	0				6			30			80
	0				8			33			100
6	-130	0.15	0.27	Sph	13	0.45	Sph	31	0.13	Sph	59
	90				18			33			67
	170				24			52			75
arg	155	0.2	0.22	Sph	42	0.2	Sph	81	0.38	Sph	100
	90				22			40			52
	160				44			58			71
nar	40	0.2	0.46	Sph	24	0.16	Sph	53	0.18	Sph	78
	30				23			51			60
	20				11			19			30

Table 16: Variogram model parameters of composite Ag.
UE	Direction	Nugget effect	First Structure			Second Structure			Third Structure
			Sill	Type	Range	Sill	Type	Range	Sill	Type	Range
1a, 1b, 23, 56 y 6	90	0.37	0.31	Sph	44	0.1	Sph	225	0.22	Sph	366
	20				50			372			382
	90				61			91			101
arg	-150	0.35	0.03	Sph	37	0.41	Sph	59	0.2	Sph	117
	10				70			121			128
	0				36			71			81
nar	90	0.37	0.31	Sph	44	0.1	Sph	225	0.22	Sph	366
	20				50			372			382
	90				61			91			101

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14.9    Density Data

The density is assigned using a historic average by lithology units, the value used is 2.6 t/m3, and for filled underground workings, dumps and soil a density of 1.8 t/m3 is used.

14.10    Resource block model

A three-dimensional regular block model was constructed based on the three dimensional modeling of the geology. The dimensions of the model based on the local grid are presented in Table 17. The block size of 12.5 m east-west (X), 12.5 m north-south (Y) and 12 m vertically (Z) was used. The horizontal and vertical block sizes selected are appropriate for a bulk mining scenario.

Table 17: Block model dimension.
Orientation	Azimuth	Dip	Plunge
	90°E	0°	0°
	East	North	Elevation
Origen	6,000	7,800	384
Block size	12.5 m	12.5 m	12 m
Block Number	480	312	62

14.11    Grade interpolation

Ordinary kriging was used to interpolate block grade of TCu and Ag independently. The kriging plan was:

•	Two estimation passes with increasing search ranges;

•	Minimum 4 samples;

•	Maximum 16 samples;

•	Second pass search size factor of 2.0

The orientation of the search ellipsoids was defined to match the spatial continuity of the grades as inferred from the variograms. Table 18 and Table 19 presents the search ranges and orientation used for the estimation for TCu and Ag. These ranges were based to variogram ranges.

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Table 18: Search Neighborhood — Tcu.
UE	Search Ratio (Major/Semi Major/ Minor)
1a	71	67	62
1b	59	53	62
23	70	51	51
45	100	80	100
6	60	67	75
Arg	100	52	71
Nar	78	60	30
*Rot1-ZL/ Rot2-XL/ Rot3-ZL

Table 19: Search Neighborhood — Ag.
UE	Search Ratio (Major/Semi Major/ Minor)
1a	183	191	52
1b	183	191	52
23	183	191	52
45	183	191	52
6	183	191	52
Arg	117	128	81
Nar	183	191	52
*Rot1-ZL/ Rot2-XL/ Rot3-ZL

14.12    Resource Classification

The Mineral Resources were classified by two indicators probabilistic methodology, which uses grade kriging variance as classification thresholds. The method is based on relative errors in metal and tonnage calculated for monthly and annual production periods using spatial indicators and grade variability models.

The Mineral Resources are classified as measured when the local grade, whose variability is corrected to 1-month of production, is estimated with an error that is not greater than 15% with a 90% level of confidence.

Mineral Resources are classified as indicated when the local grade, whose variability is corrected to 1-year of production, is estimated with an error not greater than 15% with a 90% level of confidence. Otherwise the Mineral Resources that do not comply with the aforementioned criteria are classified as inferred.

To avoid the extrapolation effect, only Mineral Resources within the approved drilled and sampled perimeter were considered for classification.

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14.13    Mineral Resources estimate

The Mineral Resource estimate for Mantos Blancos is shown in Table 21 and Table 20. The resource is separated by material type. The mineral resource estimate uses ordinary kriging grades as these are believed to be the most robust. As mentioned before the deposit have mineralization of silver, which currently are not included into the Resource Statement, until an appropriate validation is completed. Based on the current resource model, Mantos Blancos estimation for silver content for sulphide mineralization inside the Mineral Resources Pit indicate a total of 99 Mt with an average grade of 4.88 g/t.

Mineral Resources are enclosed within pit shells that were optimized using Measured, Indicated and Inferred resources at a copper price of 3.77 USD/lb.

Golder is not aware of any relevant factors that could materially affect the Mineral Resource estimate.

Table 20: Mineral Resources as of December 31, 2016 — Oxides — Mantos Blancos.
Process	Category	Tonnes (kt) (3)	Grade % SCu (4)	Current Contained Cu (t) (5)
Oxide (Heap and Vat Leaching) (1)	Measured	2,427	0.43	10,436
	Indicated	9,027	0.39	35,205
	Measured + Indicated	11,454	0.40	45,641
	Inferred (inside reserve pit)	460	0.35	1,610
	Inferred (outside reserve pit)	4,438	0.42	18,640
	Total Inferred	4,898	0.41	20,250
	Total	16,352	0.40	65,891
Oxide (Dump Leaching) (2)	Measured	458	0.18	824
	Indicated	5,611	0.17	9,539
	Measured + Indicated	6,069	0.17	10,363
	Inferred in situ (inside reserve pit)	633	0.17	1,076
	Inferred in situ (outside reserve pit)	2,702	0.17	4,593
	Inferred (in LOM) Mercedes F2	21,996	0.19	41,792
	Inferred (in LOM) F2 Botadero E	6,053	0.18	10,895
	Total Inferred	31,384	0.19	58,357
	Total	37,453	0.18	68,720

(1)	Cut-off grade of 0.22% SCu.
(2)	Cut-off of 0.13% SCu.
(3)	Tonnes on dry basis.
(4)	Copper grade based on Soluble Copper (SCu).
(5)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% SCu) x 10.
(6)	Mineral Resource pit is based on 3.77 US$/lb of Cu.

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Table 21: Mineral Resources as of December 31, 2016 — Sulphides — Mantos Blancos.
Process	Category	Tonnes (kt) (2)	Grade % ICu (3)	Current Contained Cu (t) (4)
Sulphide (Flotation and LF) (1) .	Measured	14,334	0.71	101,771
	Indicated	62,390	0.54	336,906
	Measured + Indicated	76,724	0.57	438,677
	Inferred (inside reserve pit)	3,253	0.52	16,916
	Inferred (outside reserve pit)	19,209	0.50	96,045
	Inferred stockpile (Cancha 90)	21	0.38	80
	Total Inferred	22,483	0.50	113,040
	Total Mineral Resources	99,207	0.56	551,717

(1)	Cut-off grade of 0.26% ICu.
(2)	Tonnes on dry basis.
(3)	Copper grade based on Insoluble Copper (ICu).
(4)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% ICu) x 10.
(5)	Mineral Resource pit is based on 3.77 US$/lb of Cu.

14.14    Validation

TCu cross validation are shown in Figure 27 for each estimation domain. Cross validation for each domain shows low bias related to the variogram and estimated parameters, and controlled smoothing.

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Swath Plot

Swath plot generation involves averaging both the blocks and samples in panels of 50 m (easting and northing) by 48 m (elevation), then averaging the panel into Easting, Northing and Elevation swath to generate trend plot of block vs. composite grades. In general swath plot show reasonable agreement between the ordinary kriging and local composite grade averages, Figure 28 is shown as an example.

Overall swath plots for each domain show a good reproduction of trends across Easting, Northing and RL.

14.15    Silver content in sulphide ore

The Mantos Blancos deposit is a volcanic-hosted, strata-bound copper deposit with contents of silver. The estimates of silver content within the Mantos Blancos deposit were developed by Mantos Copper, and have not been audited by Golder. Table 22 below should be taken as a reference only.

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Table 22: Silver content in sulphide ore.
Process	Category (1)	Tonnes (kt)	Grade Ag (g/t) (2)(3)
Sulphide (Flotation and LF)	Measured	14,334	5.34
	Indicated	62,390	4.83
	Measured + Indicated	76,724	4.93
	Inferred (inside reserve pit)	3,253	4.61
	Inferred (outside reserve pit)	19,209	4.73
	Inferred stockpile (Cancha 90)	21
	Total Inferred	22,483	4.71
	Total Mineral Resources	99,207	4.88

(1)	These categories apply only to the tonnage and contents of copper.
(2)	Estimated by Mantos Copper, based on drill holes.
(3)	Not audited by Golder or another consultant.

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15.0    MINERAL RESERVE ESTIMATES

15.1    Summary

The Mineral Reserves as of December 31, 2016, are presented in Table 23 and Table 24. Golder carried out a Level 1 Mineral Reserves audit for the Mantos Blancos Division according the JORC Code (2012). The activities developed included a review of input data, methodology, and results supporting the 2016 Life-of-Mine (LoM). Golder was able to reproduce the Mineral Reserves contained in the statement dated December 31, 2016, and is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Table 23: Mineral Reserves as of December 31, 2016 - Sulphides - Mantos Blancos.
Process	Category	Tonnes (000 t) (2)	Grade % ICu (3)	Current Contained Cu (t) (4)
Sulphides (Flotation) (1)	Proved	27,132	0.86	233,335
	Probable	54,021	0.60	323,110
	Total	81,153	0.69	556,445

(1)	Cut-off grade of 0.26% ICu.
(2)	Tonnes on dry basis.
(3)	Copper grade based on Insoluble Copper (ICu).
(4)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% ICu) x 10.

Table 24: Mineral Reserves as of December 31, 2016 - Oxides - Mantos Blancos.
Process	Category	Tonnes (000 t) (3)	Grade % SCu (4)	Current Contained Cu (t) (5)
Oxides (Dump Leaching) (1)	Proved	1,720	0.35	6,020
	Probable	11,825	0.29	33,853
	Total	13,545	0.29	39,873
Este Stockpile (Dump Leaching) (1)	Proved	-	-	-
	Probable	11,378	0.18	20,480
	Total	11,378	0.18	20,480
Mercedes Stockpile (Dump Leaching) (1)	Proved	-	-	-
	Probable	36,639	0.19	69,614
	Total	36,639	0.19	69,614
Oxides (Heap and Vat Leaching) (2)	Proved	1,004	0.46	4,618
	Probable	2,852	0.45	12,834
	Total	3,856	0.45	17,452

(1)	Cut-off grade of 0.13% SCu.
(2)	Cut-off grade of 0.22% SCu.
(3)	Tonnes on dry basis.
(4)	Copper grade based on soluble copper (SCu).
(5)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% SCu) x 10.

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15.2    Reconciliation

15.2.1    Mineral Reserves

The tables below show the reconciliation of the Mineral Reserves between 2015 and 2016 for sulphide and oxide materials. Gains and losses in tonnage and grade do not necessarily correspond to a particular area in the model. These are calculated arithmetically and are often related to various factors; including drilling, changes in modelling methodology and interpretations, as well as changes in mining parameters. Consequently, the resulting grades reported here may not represent actual values.

Table 25: Mineral Reserves — Reconciliation for sulphide ore - Flotation.
Sulphide	Tonnes (000 t)	Grade % ICu (6)	Contained Cu (t) (7)
Mineral Reserves at 31 December 2015	85,053	0.69	587,420
Depletion due to Mining of Period 1 (1)	(4,568)	0.63	(28,766)
Reserves at end of Period 1	80,485	0.69	558,654
Conversion (2)	(2,213)	0.75	(16,674)
Re-allocation
Sterilization
Economic Assumptions
New Information (3)	2,941	0.54	15,820
Model Refinement
Methodology
Transfer
Acquisitions
Disposals
Stockpiles (4)	(1,091)	0.38	(4,145)
New Technology
Reconciliation Adjustment (5)	1,030	0.27	2,789
Updated Resources at start of Period 2
Depletion due to Mining of Period 2
Mineral Reserves at 31 December 2016	81,153	0.69	556,445

(1)	The production was calculated using the statistical data, and topographic survey carried out at the end of 2016.
(2)	Sterilization of tonnage associated to backfill pit.
(3)	Block model update.
(4)	Decrease in Cancha 90 stockpile due to topographic survey.
(5)	Adjustment in tonnage to achieve the copper contained.
(6)	Grade is calculated due to difference in tonnage and difference in Contained Cu between prior and current model.
(7)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% ICu) x 10.

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Table 26: Mineral Reserves — Reconciliation for oxide ore - Vat leaching.
Oxide - Vat Leaching	Tonnes (000 t)	Grade % SCu (6)	Current Contained Cu (t) (7)
Reserves at 31 December 2015	4,315	0.47	20,225
Depletion due to Mining of Period 1 (1)	(1,158)	0.43	(4,989)
Reserves at end of Period 1	3,157	0.48	15,236
Conversion (2)	(395)	0.57	(2,252)
Re-allocation
Sterilization
Economic Assumptions
New Information (3)	220	0.19	412
Model Refinement
Methodology
Transfer (4)	1,176	0.42	4,926
Acquisitions
Disposals
Stockpiles
New Technology
Reconciliation Adjustment (5)	(303)	0.29	(870)
Updated Resources at start of Period 2
Depletion due to Mining of Period 2
Mineral Reserves as of 31 December, 2016	3,856	0.45	17,452

(1)	The production was calculated using the statistical data, and topographic survey carried out at the end of 2016.
(2)	Sterilization of tonnage associated to backfill pit.
(3)	Block model update.
(4)	Transfer from dump leaching process due to one extra year of vat leaching process.
(5)	Adjustment in tonnage to achieve the copper contained.
(6)	Grade is calculated due to difference in tonnage and difference in Contained Cu between prior and current model.
(7)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% SCu) x 10.

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Table 27: Mineral Reserves — Reconciliation for oxide ore — Este stockpile.
Oxide - Este stockpile	Tonnes (000 t)	Grade % SCu (3)	Current Contained Cu (t) (4)
Reserves at 31 December 2015	9,140	0.18	16,452
Depletion due to Mining of Period 1 (1)	(4,088)	0.20	(8,176)
Reserves at end of Period 1	5,052	0.16	8,276
Conversion
Re-allocation
Sterilization
Economic Assumptions
New Information (2)	6,326	0.19	12,205
Model Refinement
Methodology
Transfer
Acquisitions
Disposals
Stockpiles
New Technology
Reconciliation Adjustment
Updated Resources at start of Period 2
Depletion due to Mining of Period 2
Mineral Reserves as of 31 December, 2016	11,378	0.18	20,480

(1)	The production was calculated using the statistical data, and topographic survey carried out at the end of 2016.
(2)	Block model update due to drilling campaigns in stockpile.
(3)	Grade is calculated due to difference in tonnage and difference in Contained Cu between prior and current model.
(4)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% SCu) x 10.

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Table 28: Mineral Reserves — Reconciliation for oxide ore — Mercedes stockpile.
Oxide - Mercedes stockpile	Tonnes (000 t)	Grade % SCu	Current Contained Cu (t)
Reserves at 31 December 2015	27,440	0.19	52,135
Depletion due to Mining of Period 1 (1)	(8,945)	0.19	(16,995)
Reserves at end of Period 1	18,495	0.19	35,140
Conversion
Re-allocation
Sterilization
Economic Assumptions
New Information (2)	18,144	0.19	34,474
Model Refinement
Methodology
Transfer
Acquisitions
Disposals
Stockpiles
New Technology
Reconciliation Adjustment
Updated Resources at start of Period 2
Depletion due to Mining of Period 2
Mineral Reserves as of 31 December, 2016	36,639	0.19	69,614

(1)	The production was calculated using the statistical data, and topographic survey carried out at the end of 2016.
(2)	Block model update due to drilling campaigns in stockpile.
(3)	Grade is calculated due to difference in tonnage and difference in Contained Cu between prior and current model.
(4)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% SCu) x 10.

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Table 29: Mineral Reserves — Reconciliation for oxide ore — Dump leaching.
Oxide ore - Dump leaching	Tonnes (000 t)	Grade % SCu (7)	Current Contained Cu (t) (8)
Reserves at 31 December 2015	15,878	0.31	49,459
Depletion due to Mining of Period 1 (1)	(605)	0.17	(1,024)
Reserves at end of Period 1	15,273	0.32	48,435
Conversion (2)	(1,165)	0.49	(5,674)
Re-allocation
Sterilization
Economic Assumptions
New Information (3)	519	0.27	1,412
Model Refinement
Methodology
Transfer (4)	(1,176)	0.42	(4,926)
Acquisitions
Disposals
Stockpiles (5)	400	0.18	720
New Technology
Reconciliation Adjustment (6)	(306)	0.03	(95)
Updated Resources at start of Period 2
Depletion due to Mining of Period 2
Mineral Reserves as of 31 December, 2016	13,545	0.29	39,873

(1)	The production was calculated using the statistical data, and topographic survey carried out at the end of 2016.
(2)	Sterilization of tonnage associated to backfill pit.
(3)	Block model update.
(4)	Transfer from dump leaching process due to one extra year of vat leaching process.
(5)	Additional “ripios” material.
(6)	Adjustment in tonnage to achieve the copper contained.
(7)	Grade is calculated due to difference in tonnage and difference in Contained Cu between prior and current model.
(8)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% SCu) x 10.

15.2.2    Production

An ongoing reconciliation between the Mineral Reserve estimate and the mine production is an important step in assessing the Mineral Reserve estimation and operating parameters at a mine. Mantos Copper maintains a reconciliation between the Mineral Reserve model and the actual production. The mine reconciliation at year end 2016 is shown in the following tables.

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Table 30: Long-term model (LTM) and In-situ Mineral Reserve (IMR) 2016 — Sulphide ore.
Month	Long-term model (LTM)			In-situ Mineral Reserve (IMR)
	Tonnes (t)	Grade % ICu	Current Contained Cu (t)	Tonnes (t)	Grade % ICu	Current Contained Cu (t)
Total	4,291,352	0.66	28,301	4,536,881	0.66	30,045

Table 31: Long-term model (LTM) and In-situ Mineral Reserve (IMR) 2016 — Oxide ore.
Month	Long-term model (LTM)			In-Situ Mineral Reserves (IMR)
	Tonnes (t)	Grade % SCu	Current Contained Cu (t)	Tonnes (t)	Grade % SCu	Current Contained Cu (t)
Total	1,228,096	0.42	5,178	1,029,745	0.38	3,928

Table 32: Year-end reconciliation 2016 — Sulphide ore.
Month	Long-term model (LTM) vs In-Situ Mineral Reserves (IMR)
	Tonnes (t)	Grade % ICu	Current Contained Cu (t)
Total	-5.4%	-0.4%	-5.8%

Table 33: Year-end reconciliation 2016 — Oxide ore.
Month	Long-term model (LTM) vs In-Situ Mineral Reserves (IMR)
	Tonnes (t)	Grade % SCu	Current Contained Cu (t)
Total	19.3%	10.5%	31.8%

Reconciliations to 2016 production indicates that the Mineral Resource model is performing well for sulphide ore with the normal range of variability (± 10%). The Long-term model for oxide ore has consistently reported more tonnage (19% higher in the period) and copper grade (11% higher in the period).

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16.0    MINING METHODS

16.1    Summary

Mantos Blancos is an open pit mine that consists of both sulphide and oxide copper ores, which are treated using electro-winning, vat leaching, dump leaching and heap leaching processes to produce copper concentrates and high purity (LME Grade A) copper cathodes..

The Mantos Blancos project includes one large open pit (Santa Barbara) that provides sulphide ore to the concentrating and oxide ore to the leach pads. Additional sulphide material from the Cancha 90 stockpile is used to feed the concentrator and oxide material from the Mercedes and Este stockpiles feed the leach processes.

The Mineral Resources reported as of 31 December, 2016 are based on the resource model developed in June 2016. The LoM plan consists of ten pushbacks which will be mined during the period from 2017 to 2029. The total material (ore and waste) increases from 30.2 Mt in 2017 to 60.0 Mt in 2020, remaining at this level until 2026 when it begins to decrease until 2029. Considering the ore re-handled from stockpiles to concentrator and the oxide ore to the Mercedes dump, the total material moved reaches 62.1 Mt in 2024.

The cut-off grades were defined based on economic parameters for the three metallurgical processes used in Mantos Blancos mine. The values of 0.26% (Insoluble copper - ICu), 0.22% (Soluble copper - SCu) and 0.13% (Soluble copper - SCu) were used for flotation, Vat and Dump leaching respectively.

16.2    Open Pit optimization

The optimized pit shell selected for the basis of open pit designs were created using the Whittle 4X software package. Whittle is a commonly used commercial product that uses various geologic, mining, and economic inputs to determine the pit shell of greatest net value. Whittle implements the Lerchs-Grossmann 3D network-flow optimization method. The Lerchs-Grossmann 3D algorithm is a true pit optimizer used for determining the optimal ultimate limit for open-pit mines.

16.2.1    Topography

The topography considered to estimate the Mineral Reserves was based on the pit design projected for the end of December 2016 (Figure 29).

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16.2.2    Geotechnical Parameters

According the geotechnical studies developed by Mantos Copper, the pit is divided in 9 sectors which were considered in the optimization process for oxide and sulphide zones. The overall angles range from 36° to 50°. Table 34 and Figure 30 show the overall angles used during the pit optimisation process.

Table 34: Slope regions.
Zone	Overall Angle (°)
1	40.9
2	42.1
3	49.1
4	39.8
5	45.3
6	45.7
7	31.6
8	45.7
9	45.9

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16.2.3    Economic Parameters

Table 35 provides the main economic parameters considered in the pit optimisation process. Silver content was included in the valuation of blocks during the pit optimisation process.

Table 35: Economic parameters
Mining	Total Mine Cost		US$/t mat	2.05
Processing	Vat (Oxides)	Processing	US$/t min	11.40
		G&A	US$/t min	2.01
		Total	US$/t min	13.41
	Concentrator (Sulphides)	Processing	US$/t min	12.68
		G&A	US$/t min	3.20
		Total	US$/t min	15.88
	Dump (Mercedes)	Processing	US$/t min	2.76
Selling	Oxides	SX-EW	cUS$/lb	28.05
		Realization	cUS$/lb	4.00
		Total	cUS$/lb	32.05
	Sulphide	TC/RC	cUS$/lb	20.00
Long-term price	Copper		US$/lb	2.96
	Silver		US$/oz troy	17.00

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16.2.4    Pit Optimization Results

Figure 31 and Table 36 show the pit optimisation results considering the discounted and undiscounted cash flow curves used to determine the final pit. Pit shell 32 was selected as the ultimate pit limit because it resulted in the highest NPV. The NPV resulting from pit 36 is marginally higher, but increases the overall mining tonnage by 130 Mt and was therefore not chosen as the ultimate pit.

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Table 36: Pit optimization results.
Pit	Revenue Factor	Ore Mill	Total Cu	ICu	SCu	Ag	Ore Vats	SCu	Ore ROM	SCu	Waste	Total Rock	Strip Ratio	Cash Flow (MUSD)
		Mt	%	%	%	g/t	Mt	%	kt	%	kt	kt		Undisc.	Disc.@10%
2	0.32	0.6	1.65	1.39	0.26	14.2	0.0	0.86	0.0	0.19	0.3	0.9	0.46	40	39
4	0.36	0.9	1.52	1.24	0.28	12.48	0.0	1.12	0.0	0.17	0.5	1.5	0.49	56	56
6	0.40	1.8	1.33	1.08	0.25	10.59	0.1	0.94	0.0	0.18	1.2	3.1	0.62	88	86
8	0.44	2.6	1.24	1.01	0.23	9.54	0.2	0.89	0.1	0.17	2.0	4.8	0.69	117	113
10	0.48	3.8	1.15	0.92	0.23	8.72	0.4	0.81	0.1	0.17	2.8	7.1	0.66	150	143
12	0.52	5.0	1.08	0.87	0.22	8.00	0.5	0.77	0.2	0.17	4.6	10.3	0.81	180	168
14	0.56	7.6	1.01	0.81	0.21	7.76	0.9	0.7	0.5	0.18	9.5	18.4	1.07	238	216
16	0.60	15.6	1.18	0.98	0.2	11.03	1.3	0.64	0.9	0.17	94.6	112.4	5.32	498	404
18	0.64	17.9	1.14	0.94	0.19	10.67	1.7	0.62	1.1	0.17	101.8	122.5	4.92	541	435
20	0.68	21.3	1.07	0.88	0.18	9.85	2.1	0.62	1.2	0.17	109.8	134.4	4.46	588	467
22	0.72	38.2	1.01	0.82	0.19	9.3	5.7	0.56	3.6	0.17	217.1	264.6	4.57	879	625
24	0.76	44.7	0.96	0.79	0.17	8.83	6.0	0.56	3.9	0.17	240.1	294.6	4.4	946	657
26	0.80	63.1	0.9	0.75	0.15	8.14	7.5	0.53	6.0	0.17	343.9	420.5	4.49	1,127	722
28	0.84	74.2	0.89	0.74	0.15	7.81	8.4	0.53	6.6	0.17	418.9	508.0	4.7	1,220	752
30	0.88	83.4	0.88	0.74	0.14	7.53	8.9	0.53	7.1	0.17	499.9	599.3	5.03	1,285	768
32	0.92	91.0	0.87	0.73	0.14	7.36	9.7	0.52	7.7	0.17	553.3	661.7	5.11	1,317	776
34	0.96	97.4	0.86	0.72	0.14	7.28	10.5	0.53	8.3	0.17	607.6	723.7	5.23	1,334	779
36	1.00	104.6	0.85	0.72	0.13	7.13	11.2	0.52	8.9	0.17	670.4	795.0	5.38	1,339	779
38	1.04	108.1	0.84	0.71	0.13	7.05	12.0	0.52	9.2	0.17	703.0	832.3	5.44	1,336	777
40	1.08	110.8	0.84	0.71	0.13	7.00	14.1	0.51	10.0	0.17	733.7	868.6	5.44	1,325	775
42	1.12	121.4	0.84	0.71	0.13	6.93	15.4	0.51	11.0	0.17	870.1	1017.9	5.89	1,270	765
44	1.16	123.7	0.83	0.7	0.13	6.88	15.9	0.5	11.4	0.17	891.0	1042.1	5.9	1,257	762
46	1.20	125.5	0.83	0.7	0.13	6.84	16.4	0.5	11.8	0.17	911.6	1065.3	5.93	1,242	760
48	1.24	127.3	0.83	0.7	0.13	6.81	16.7	0.5	12.2	0.17	932.2	1088.4	5.97	1,225	758
50	1.28	129.0	0.82	0.7	0.13	6.80	17.0	0.5	12.5	0.17	953.8	1112.3	6.02	1,206	756

16.3    Cut-off Grades

The Figure 32 shows the cut-off grade (COG) strategy for metallurgic processes currently used at Mantos Blancos: sulphide flotation, and a combination of vat, dump, and heap leaching. The COG varies over the years according to the mine and processing plant restrictions (Table 37).

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Table 37: Mantos Blancos cut-off grade
Process		2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Flotation	ICu %	0.32	0.32	0.32	0.31	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0.26
Vat and Heap Leaching	SCu %	0.22	0.22
Dump Leach	SCu %	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13

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16.4    Mine Design

16.4.1    Geotechnical Parameters

The pit slope angles are divided into nine zones according the geotechnical studies, as shown in Figure 33 and Table 38. Bench faces are drilled at 90° due to rock hardness and blasting control based on pre-splitting.

Table 38: Geotechnical parameters defined by AKL and SRK.
Sector	Inter-ramp angle (IRA)					Overall angle
	IRA	Bench Face Angle	Height	Backbreak	Berm width	Catch Berm	Slope Height	Slope Angle	Global 2016
	β (°)	ϒ (°)	H (m)	a (m)	b (m)	c (m)	L (m)	α (°)	(°)
Zone 1	55	90	24	0	16.8	30	120	46.5	40.9
Zone 2	50	90	24	0	20.1	30	120	42.6	42.1
Zone 3	58	90	24	0	15	30	120	48.8	49.1
Zone 4	55	90	24	0	16.8	30	120	46.5	39.8
Zone 5	59	90	24	0	14.4	30	120	49.6	45.3
Zone 6	54	90	24	0	17.4	30	120	45.7	45.7
Zone 7	36	36	24	33	0	30	120	31.6	31.6
Zone 8	54	90	24	0	17.4	30	120	45.7	45.7
Zone 9	56	90	24	0	16.2	30	120	47.2	45.9

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Studies have been carried out for the different zones with additional audits for validation as shown below:

•	Zone 1: Study developed by Geotécnica (November 1992) validating the inter-ramp pit slope of 55°;

•	Zone 1: Study developed by SRK (October 1996) validating the inter-ramp pit slope of 55°;

•	Zone 2, Zone 3 and Zone 4: Study developed by AKL (June 2007) validating the inter-ramp pit slope of 50° for Zone 2, 58° for Zone 3 and 55° for Zone 4;

•	Zone 5: Study developed by AKL (February 2005 and March 2012) validating the inter-ramp pit slope of 59°;

•	Zone 6: Study developed by Geotécnica (June 1991) validating the inter-ramp pit slope of 54°;

•	Zone 7: Areas associated with underground stope fill 36°;

•	Zone 8: Study developed by AKL (August 2009) validating the inter-ramp pit slope of 54°;

•	Zone 9: Study developed by AKL (Mayo 2012) validating the inter-ramp pit slope of 56°.

16.4.2    Design parameters

The pit design was developed considering the following parameters:

•	Minimum expansions width: 30 m, based on front-end-loaders;

•	Minimum road width: 30 m;

•	Maximum gradient in ramps: 10%;

•	Operating bench height: 12 m;

•	Final pit bench height: 24 m, considering pre-splitting;

•	Switchbacks with intermediate berm of 15 m;

•	Catch berm: 40 m (Phase 17);

•	Benches with access to berms.

The width of the mine haul road was determined allowing sufficient space for for two-way traffic. Mantos Blancos chose a standard two-lane road design including a safety berm between both lanes of transit and security berms on both sides of the road. Considering the fleet of 240 t trucks as the maximum size, a width of 30 m is defined as shown in Table 39 and Figure 34.

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Table 39: Ramp width calculation
Description	Unit	Value
Truck		830-AC
Tire Type		40/00R57
Width	in	40
Profile	%	100%
Diameter Between Stubs	in	57
Tire Height	m	3.594
Angle of Repose of the Material	°	36
Berm Height/Tire Width	%	50%
Berm Height Required	m	1.80
Berm Width (BW)	m	4.7
Separating Berm Height	m	1.5
Separating Berm Width (B)	m	3.9
Spillage Berm Height	m	1.5
Spillage Berm (SB)	m	3.9
Truck Width	m	7.29
Road Width (rW)	m	10.9
Ramp Width (RW)	m	30.4

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16.4.3    Phases

The Mantos Blancos Mine considered ten phases (pushbacks) to define the LoM as shown in the Figures below.

F10
F12
F13
F14
F17
F15
F16
F19
F20
F22

Figure 35: Phases designed.

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16.4.4    Mining Sequence

Table 40 and Figure 37 provide the mining sequence developed for the Mantos Blancos mine. In general, three to four phases are in operation at the same time. The total material moved during a year is around 60 Mt. The mining sequence considered a maximum of nine benches per phase per year, based on the average historical according the mine production performance in previous years . Values higher than these parameters are evaluated reviewing the bench size and number of accesses.

Table 40: Mining sequence per phase.
Phase	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
F12	Mt	2.8	1.5
F10	Mt	4.7	6.2
F13	Mt	14.0	12.7	7.0	2.2	1.1
F14	Mt	9.5	19.5	22.7	9.7	3.8	0.3
F17	Mt			22.9	28.1	28.0	20.5	8.1
F20	Mt				20.0	27.1	28.0	21.4	2.6	0.5
F15	Mt						11.2	28.1	27.7	22.9	7.7
F16	Mt							2.5	26.9	25.0	20.0	7.9	5.4
F19	Mt								2.9	11.5	19.3	12.2	1.3
F22	Mt										13.0	16.7	22.0	3.2
Total	Mt	31.0	39.9	52.6	60.0	60.0	60.0	60.0	60.0	60.0	60.0	36.7	28.7	3.2

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Table 41 shows the tonnage and grades considering the ten phases designed.

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Table 41: Tonnes and grades by phases.
Phase	Oxide Ore			Marginal Oxide Ore			Marginal Sulphide Ore			Sulphide Ore			Waste	Total
	kt	TCu	SCu	kt	TCu	SCu	kt	TCu	ICu	kt	TCu	ICu	kt	kt
F10	243	0.64	0.42	189	0.35	0.17	442	0.37	0.29	2,700	0.70	0.58	7,641	11,215
F12							294	0.34	0.29	2,169	0.61	0.54	1,866	4,329
F13	1,118	0.55	0.37	701	0.34	0.17	1,238	0.39	0.29	8,283	0.71	0.58	25,691	37,030
F14	2,743	0.65	0.47	1,092	0.31	0.17	889	0.41	0.29	7,733	0.90	0.72	49,270	61,727
F17	2,745	0.58	0.43	1,316	0.29	0.18	1,364	0.38	0.29	13,028	0.92	0.78	89,010	107,462
F20	297	0.50	0.32	355	0.29	0.16	252	0.42	0.29	6,403	1.46	1.26	92,200	99,506
F15	934	0.52	0.33	1,145	0.34	0.18	1,815	0.37	0.29	11,680	0.79	0.67	82,088	97,662
F16	945	0.54	0.41	408	0.32	0.17	905	0.36	0.29	8,752	0.91	0.78	76,608	87,617
F19	1,695	0.59	0.44	647	0.29	0.18	696	0.39	0.29	4,477	0.82	0.62	39,676	47,192
F22	211	0.56	0.37	220	0.32	0.17	204	0.41	0.29	2,903	1.18	0.99	51,303	54,841
Total	10,930	0.58	0.42	6,072	0.31	0.17	8,099	0.38	0.29	68,128	0.91	0.76	515,352	608,582

16.5    Production Schedule

16.5.1    Metallurgical Parameters and Assumptions

The LoM plan developed for the Mantos Blancos Mine considered the following metallurgical parameters and assumptions:

•	Concentrator throughput: 4.6 to 7.3 Mtpa of sulphide ore (RoM and stockpiles);

•

The copper recovery in the concentrator was based on the geometallurgical model for the first five years, which included laboratory samples. For the following years, the copper recovery was defined assuming the average of the last twelve months, which are used to update the polynomial recovery curve;

•	Copper cathodes are produced using four processes:

•	Vat leaching followed by heap leaching: oxide ore from mine and stockpiles;

•	Dump leaching: marginal oxide ore from mine and stockpiles;

•	Heap leaching: high grade vat tailings (“ripios”);

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•	The copper recovery considered for vat and dump leaching was defined assuming the average of the last twelve months, which are used to update the recovery model. The minimum COG for vat leaching (0.22% SCu) has remained unchanged as well as the minimum COG for dump leaching (0.13 — 0.22% SCu).

16.5.2    Production Plan

The LoM plan was developed for periods 2017 through 2029. The total material (ore and waste) mined increases from 30.2 Mt in 2017 to 60.0 Mt in 2020, and remains at this level until 2026 when it begins to decrease until 2029 (Table 42 and Figure 39). Considering the sulphide ore re-handled from stockpiles heo concentrator and the oxide ore to the Mercedes dump, the total material moved reaches 62.1 Mt in 2024 (Table 43 and Figure 41).

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Table 42: Total material — Processes.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Sulphide Ore to Concentrator	Mt	4.7	4.7	4.7	5.6	7.3	7.3	7.3	7.3	7.3	7.3	7.3	6.3	4.1	81.2
Oxide Ore to Heap and Vat Leaching	Mt	1.0	1.4	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.9
Oxide Ore to Dump Leaching	Mt	0.6	0.5	1.2	1.7	2.4	0.3	0.4	1.9	1.3	1.9	0.7	0.2	0.1	13.1
Waste	Mt	24.3	33.3	44.2	53.0	50.6	52.3	52.8	52.9	51.4	50.7	29.1	22.8	1.7	519.2
Total	Mt	32.6	41.9	53.6	62.4	62.3	61.9	62.5	64.1	62.0	62.0	39.2	31.3	7.8	617.3

Table 43: Total material movements.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Mine to Concentrator	Mt	4.3	4.4	4.7	5.2	7.0	7.3	6.9	5.2	7.3	7.3	6.9	5.7	4.1	76.2
Mine to Vats	Mt	1.0	1.4	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.9
Mine to Dump Leaching	Mt	0.6	0.5	1.2	1.7	2.4	0.3	0.4	1.9	1.3	1.9	0.7	0.2	0.1	13.1
Mine to Waste Dump	Mt	24.3	33.3	44.2	53.0	50.6	52.3	52.8	52.9	51.4	50.7	29.1	22.8	1.7	519.2
Total Mine	Mt	30.2	39.6	51.6	59.9	60.0	59.9	60.1	60.0	60.0	59.9	36.7	28.7	5.9	612.4
Cancha 90 to Sulphides Flotation	Mt	0.4	0.3	0.0	0.4	0.3	0.0	0.4	2.1	0.0	0.0	0.4	0.6	0.0	4.9
Dump Mercedes	Mt	15.0	14.5	7.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	36.6
Total mine Movements	Mt	45.6	54.4	58.8	60.3	60.3	59.9	60.5	62.1	60.0	59.9	37.1	29.3	5.9	653.9

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16.6    Waste Dumps

The waste dumps (Figure 42) designed over the LoM were those approved in 2016 according the Environmental Impact Statement (EIS) for the project: “Desembotellamiento Planta Concentradora Mantos Blancos”. The total remaining capacity of the waste dumps is 749.1 Mt which is sufficient based on the LoM plan that produced a total of 515.3 Mt of waste during the period from 2017 to 2029.

Table 44: Waste dumps capacity.
Current Capacity	Mt
Este Dump	460.5
Argentina Norte Dump	23.4
Argentina	185.5
Mercedes	79.7
Total	749.1

16.7    Dump Leaching

The dump leaching process is used for low-grade oxide materials. According the LoM plan the ore will piled into Mercedes dump (Figure 43).

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16.8    Stockpile

The existing Cancha 90 stockpile considered in the LoM plan has the following tonnage and grades

Table 45: Stockpile “Cancha 90”.
Description	Unit	Value
Tonnage	Mt	4.9
TCu	%	0.48%
ICu	%	0.38%
SCu	%	0.10%

16.9    Mining Fleet

Table 46 provides the mining fleet currently available in the Mantos Blancos Mine.

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Table 46: Mine equipment.
Equipment	Model	Quantity
Drill	Sandvik D75	6
	Socoal — Pre-splitting	2
Front Shovel	PC 5500	1
Wheel Loader	CAT - 994	2
	WA 1200	5
Haul Truck	Cat-789D	7
	KMS 830	14
Bulldozer	Cat D10R	7
Wheel Dozer	Tiger	1
	824C	1
	WD 900	2
	WD 600	2
Motor Grader	Cat 16G	2
Water Truck	KMS 785	1
	FM 500	2
Drum Roller	BW 213	1
Low bed trailer	ACTROS 335	1

The following tables provide the parameters and the fleet sizing for main and ancillary equipment according the LoM plan.

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Table 47: Production drills fleet.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Total Drilled	m x 1000	262	298	447	583	583	587	587	587	587	588	361	282	32
Productivity	m/h	14.6	13.8	13.8	13.8	13.8	13.8	13.8	13.8	13.8	13.8	13.8	13.8	13.8
Availability	%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%
Utilization	%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%
Eficiency	%	49%	49%	49%	49%	49%	49%	49%	49%	49%	49%	49%	49%	49%
Operating hours	h	17,978	21,626	32,385	42,212	42,212	42,532	42,509	42,506	42,570	42,595	26,141	20,408	2,315
Production drills	un.	4.2	5.0	7.5	9.8	9.8	9.9	9.9	9.9	9.9	9.9	6.1	4.7	0.5
		5	5	8	10	10	10	10	10	10	10	7	5	1

Table 48: Pre-splitting drills fleet.
Description	Un.	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Total Drilled	m x 1000	64	76	94	107	107	91	91	91	91	91	56	44	5
Productivity	m/h	14	14	14	14	14	14	14	14	14	14	14	14	14
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Utilization	%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Efficiency	%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%
Operating hours	h	4,584	5,447	6,702	7,645	7,645	6,602	6,598	6,598	6,608	6,612	4,058	3,168	359
Pre-splitting drills	un.	1.2	1.4	1.7	1.9	1.9	1.7	1.6	1.6	1.7	1.7	1	0.8	0.1
		2	2	2	2	2	2	2	2	2	2	1	1	1

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Table 49: Wheel Loaders fleet — CAT 994.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Total material	kt	702	688	639
Availability	%	70%	71%	80%
Utilization	%	60%	60%	80%
Productivity	t/h	1,058	1,187	1096
Efficiency	%	42%	43%	64%
Productivity	t/h	1,059	1,186	1,096
Operating Hours	h	663	580	583
Wheel Loader CAT 994	un	1	1	1

Table 50: Wheel Loaders fleet — WA 1200.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Total material	kt	50,248	49,220	59,345	56,922	51,953	60,000	60,514	62,088	60,000	60,001	37,158	30,303	9,039
Availability	%	81%	80%	79%	79%	79%	79%	79%	79%	79%	79%	79%	79%	79%
Utilization	%	84%	83%	84%	84%	83%	84%	84%	84%	84%	84%	84%	84%	84%
Efficiency	%	68%	66%	66%	66%	66%	66%	66%	66%	66%	66%	66%	66%	66%
Productivity	t/h	1,476	1,471	1,509	1,495	1,477	1,464	1,464	1,464	1,464	1,464	1,464	1,464	1,464
Operating Hours	h	34,043	33,460	39,327	38,075	35,175	40,984	41,335	42,410	40,984	40,984	25,381	20,699	6,174
Wheel Loader WA 1200	un	6	6	7	7	7	7	7	7	7	7	5	4	1

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Table 51: Front Shovels fleets.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Total material	kt		13,924	13,608	13,645	13,924
Availability	%		85%	85%	85%	85%
Utilization	%		85%	85%	85%	85%
Efficiency	%		72%	72%	72%	72%
Productivity	t/h		2,200	2,150	2,150	2,200
Operating Hours	h		6,329	6,329	6,346	6,329
Front Shovel PC 5500	un		1	1	1	1

Table 52: Haulage Trucks fleets — CAT 789.
Description	Un	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Distance of transport	km	3.8	4.0	4.1
Movement Total	kt	7,518	11,511	8,711
Availability	%	75%	75%	75%
Utilization	%	85%	85%	85%
Efficiency	%	64%	64%	64%
Productivity	t/h	362	436	399
Operating Hours	h	20,757	26,415	21,844
Haulage truck CAT 789	un	4	5	4

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Table 53: Haulage Trucks fleet — KOM 830.
Description	Un	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Distance	km	3.0	3.8	3.9	2.8	2.8	2.9	3.9	4.4	5.0	4.4	3.5	3.0	2.2
Movement Total	kt	43,432	52,364	63,824	69,907	65,867	62,964	63,117	64,173	62,928	62,925	39,869	32,567	9,625
Availability	%	85%	85%	85%	84%	84%	84%	84%	84%	84%	84%	84%	84%	84%
Use	%	87%	87%	87%	87%	87%	87%	87%	87%	87%	87%	87%	87%	87%
Efficiency	%	74%	74%	74%	73%	73%	73%	73%	73%	73%	73%	73%	73%	73%
Productivity	t/h	421	367	448	586	561	552	463	421	378	419	512	554	713
Operating Hours	h	103,187	142,516	142,510	119,276	117,384	114,158	136,316	152,517	166,623	150,258	77,935	58,744	13,499
Haulage Truck KOM 830	un	16	22	22	19	18	19	22	25	27	25	13	10	2

Table 54: Wheel Dozers fleet — WD600.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Utilization	%	70%	70%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Efficiency	%	53%	53%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Operating Hours	h	9,198	9,198	10,512	10,541	10,512	10,512	10,512	10,541	10,512	10,512	10,512	10,541	10,512
Wheel Dozer Komatsu WD600	un	2	2	2	2	2	2	2	2	2	2	2	2	2

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Table 55: Wheel Dozers fleet — WD900.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Utilization	%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Efficiency	%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Operating Hours	h	10,512	10,512	10,512	10,541	10,512	10,512	10,512	10,541	10,512	10,512	10,512	10,541	10,512
Wheel Dozer Komatsu WD900	un	2	2	2	2	2	2	2	2	2	2	2	2	2

Table 56: Wheel Dozers fleet — CAT 824.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%
Utilization	%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%	70%
Efficiency	%	49%	49%	49%	49%	49%	49%	49%	49%	49%	49%	49%	49%	49%
Operating Hours	hr	4,292	4,292	4,292	4,304	4,292	4,292	4,292	4,304	4,292	4,292	4,292	4,304	4,292
Wheel Dozer CAT 824	un	1	1	1	1	1	1	1	1	1	1	1	1	1

Table 57: Bulldozers fleet.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Utilization	%	70%	70%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Efficiency	%	53%	53%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Operating Hours	h	32,193	32,193	36,792	36,893	36,792	36,792	36,792	36,893	36,792	36,792	36,792	36,893	36,792
Bulldozer D10	un	7	7	7	7	7	7	7	7	7	7	7	7	7

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Table 58: Wheel Loaders fleet — CAT 980.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Utilization	%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Efficiency	%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%
Operating Hours	h	7,884	7,884	7,884	7,906	7,884	7,884	7,884	7,906	7,884	7,884	7,884	7,906	7,884
Wheel Loader CAT 980	un	2	2	2	2	2	2	2	2	2	2	2	2	2

Table 59: Motor Graders fleet.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	70%	70%	70%	70%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Utilization	%	60%	60%	70%	70%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Efficiency	%	42.00%	42.00%	49.00%	49.00%	60.00%	60.00%	60.00%	60.00%	60.00%	60.00%	60.00%	60.00%	60.00%
Operating Hours	H	7,358	7,358	8,585	8,608	10,512	10,512	10,512	10,541	10,512	10,512	10,512	10,541	10,512
Motor Grader 16G	un	2	2	2	2	2	2	2	2	2	2	2	2	2

Table 60: Water trucks fleet.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Utilization	%	70%	70%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Efficiency	%	53%	53%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Operating Hours	h	13,797	13,797	15,768	15,811	15,768	10,512	10,512	10,541	10,512	10,512	10,512	10,541	10,512
Water truck	un	3	3	3	3	3	2	2	2	2	2	2	2	2

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Table 61: Drum rollers fleet.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Use	%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Efficiency	%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%
Operating Hours	h	2,628	2,628	2,628	2,635	2,628	2,628	2,628	2,635	2,628	2,628	2,628	2,635	2,628
Drum roller	un	1	1	1	1	1	1	1	1	1	1	1	1	1

Table 62: Low bed trailers fleet.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Use	%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Efficiency	%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%
Operating Hours	h	2,628	2,628	2,628	2,635	2,628	2,628	2,628	2,635	2,628	2,628	2,628	2,635	2,628
Low bed trailer	un	1	1	1	1	1	1	1	1	1	1	1	1	1

Table 63: Excavators fleet.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Availability	%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Utilization	%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%
Efficiency	%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%
Operating Hours	h	15,768	15,768	15,768	15,811	15,768	15,768	15,768	15,811	15,768	15,768	15,768	15,811	15,768
Excavator	N°	4	4	4	4	4	4	4	4	4	4	4	4	4

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16.10    Silver content in sulphide ore

The Mantos Blancos deposit is a volcanic-hosted, strata-bound copper deposit with contents of silver. The silver estimates were developed internally by Mantos Copper, and are detained in Table 64. Silver estimate has not been audited by Golder.

Table 64: Silver content in sulphide ore.
Process	Category (1)	Tonnes (000 t)	Grade Ag (g/t) (2)(3)
Sulphides (Flotation)	Proved	27,132	9.17
	Probable	54,021	6.60
	Total	81,153	7.46
(1)	These categories apply only to the tonnage and contents of copper.
(2)	Estimated by Mantos Copper.
(3)	Not audited by Golder.

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The figures below show the results comparing the budget and the realized for silver head grade, silver contained in concentrate and the total silver produced.

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17.0    RECOVERY METHODS

17.1    Summary

Oxide ore from the mine is processed using a combination of vat, dump, and heap leaching. Currently, vats process 1.5 Mtpa of oxide ore. Dump leaching is used to process around 5.9 to 15.0 Mtpa from the Este and Mercedes dumps.The vat and dump leaching processes end in 2019.

Treatment of the copper-rich PLS occurs in the SX-EW plant to produce copper cathodes. The maximum production capacity is 65 ktpa of fine copper. The LoM plan for the cathode plant (SX-EW) considered a fine copper production of 18.0 ktpa until 2018 and 13.4 ktpa in 2019.

Sulphide ore is processed in the concentrator plant, where copper concentrate is produced, with an average grade ranging from 29% to 33%. The sulphide processing plant will operate at a throughput capacity of 4.7 Mtpa from 2017 to 2019 when the ramp-up of the new sulphide line begins, increasing the processing plant capacity up to 7.3 Mtpa in 2021. According the LoM plan, the concentrator will produce 25.7 ktpa of fine copper (contained) in 2017, reaching the maximum production of 57.2 ktpa in 2023.

In order to maintain the copper production and use the sulphide ore reserves available at deeper levels of the deposit, Mantos Blancos has developed an expansion plan to increase the current processing level of 4.7 Mtpa up to 7.3 Mtpa, starting in 2020. Mantos Copper has contracted Hatch for the development of the Advanced Pre-Feasibility Study engineering. Hatch was chosen to develop technical solutions, estimate Capex and Opex, and define the plan for implementation the facilities expansion.

17.2    Current Mineral Processing

The current ore processing at Mantos Blancos has two operating lines (Figure 50), one for sulphide ore and another for oxide ore. When the Mantos Blancos Mine operation began, the oxide line was the most important due to the required processing of oxidized and mixed ores mined in the upper portions of the deposit. With the deepening of the mine, these materials became more scare and consequently the cathode production has decreased. For these reasons Mantos Copper is conducting studies in order to define solutions to be implemented. It is aimed at completing the necessary modifications allowing Mantos Blancos to reach a sulphide processing capacity of 7.3 Mtpa by 2020which would compensate for the production of the oxide operation that will be shut down.

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17.2.1    Sulphide processing

The concentrator has a capacity to process 4.7 Mtpa of sulphide ore, producing a concentrate of copper and silver. The ore is reduced in size down to 285 microns using three stages of comminution: primary crushing, fine crushing and wet grinding. Copper sulphide recovery is performed by rougher flotation in conventional cells. The rougher concentrate obtained enters a regrind stage and then to cleaning flotation in a column cell. The product is a copper concentrate with 29% Cu grade. The tailings are thickened and filtered to recover water that will return to the grinding and flotation process. The production stages of the current concentrator are as follow:

•	Primary crushing;

•	Fine crushing;

•	Grinding;

•	Flotation;

•	Thickening;

•	Filtration;

•	Tailings plant.

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Mine
Primary Crushing
Secondary Crushing
Stock Pile Mill 3
Stock Pile Marcy
Mill 7
Mill 3
Mill 5
Mill 1
Mill 2
Mill 4
Thickener
Tailings
Rougher Flotation
Cleaner Column
Mill 6
Larox Filter
Final Concentrate
Tailings
Scavenger Flotation

Figure 51: Concentrator flowsheet.

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17.2.1.1    Crushing stage

The ore from the mine is reduced in the primary and fine crushing stages until it reaches a product with 96% under ¼ ", that feeds the grinding stage (Figure 52). The crushing area consists of the following equipment:

•	Primary crusher: Rotating Nordberg 42 x 70;

•	Secondary crusher: Symons 7 ft;

•	Tertiary crusher: Sandvik H 6800.

17.2.1.2    Grinding stage

The material from the crushing stage feeds the six ball mills (Figure 53), which have total capacity of 4.7 Mtpa as shown below.

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•	Mill #1: 100 t/h;

•	Mill #2: 106 t/h;

•	Mill #3: 234 t/h;

•	Mill #4: 10 t/h;

•	Mill #5: 71 t/h;

•	Mill #7: 20 t/h;

•	Total grinding: 541 t/h;

•	Grinding stage utilization: 95%;

•	Daily production: 12,330 t/h;

•	Annual production: 4.7 Mtpa.

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17.2.1.3    Flotation stage

The flotation stage (Figure 54) has the following configuration and steps:

•

Rougher: fifteen conventional cells (Wemco 1,500 ft3) are arranged in series to process a flow of 1,080 m3/h. The rougher concentrate (overflow) produced is sent to regrinding stageand the underflow is sent to the thickening stage of the final tailings;

•	Regrinding: a ball mill #4 (6’ x 12’) is used to regrind the concentrate, obtaining a P80 size of 38 µm;

•

Cleaner: a cell column (3 m diameter and 7.07 m2) is used to process a concentrated flow of 39 t/h, which correspond to 165 m3/h of slurry. The concentrate produced is the final product that contains 29% of copper grade. The underflow is conducted to the scavenger stage. The operational parameters are shown below:

•	Residence time: 20 minutes;

•	Processing unit rate: 5.5 t/h/m2;

•	Unit area: 4.4 m2/t/day.

•

Scavenger: three conventional flotation cells (Wemco 1,000 ft3) are arranged in series to process a flow of 207 m3/h. The scavenger concentrate produced is sent to the regrinding and the underflow to the thickening stage of the final tailings.

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17.2.1.4    Thickening

The concentrator plant has three thickeners installed:

•	1 EIMCO: 75 ft (22.9 m) diameter;

•	2 DORR OLIVER: 35 ft (10.7 m) diameter.

The current operational parameters are shown below:

•	Concentrate fed: 19.0 t/h;

•	Thickener diameter: 22.9 m;

•	Thickener area: 412.0 m2;

•	Thickening rate: 0.05 t/h/m2;

•	Unit area: 0.91 m2/tpd.

17.2.1.5    Filtering

Mantos Blancos currently has a horizontal plates pressure filter (LAROX 48PF), which filtres a moisture content of about 12%, with a filtration area of 48 m2. The current operational parameters are shown below:

•	Final concentrate: 15 t/h;

•	Filter area: 48.0 m2;

•	Filtration rate: 0.312 t/h/m2.

17.2.2    Oxide processing

The oxide processing plant (Figure 55) is composed of primary, secondary and tertiary crushing, agglomeration and vessels (vats). The low-grade oxide ore from the mine is piled into dumps of 20 m height to be leached (Dump leaching) in cycles of approximately 180 days. Material from stockpiles are leached in permanent (Secondary heap leaching) and dynamic (Dump West and Ex-fundicion) piles.

The pregnant liquor solution (PLS) produced by the leaching operations is treated using solvent extraction (SX) to purify and upgrade the solution to produce an electrolyte suitable for eletrowinning of copper. The SX circuit has two extraction stages: two re-extraction and one washing stage.

The electrolyte product is sent to the electrowinning (EW) stage to be reduced to copper metal at the cathode by application of a DC electrical current. Electrolytes are conducted to an electro-deposition process in a bay of 166 cells with 60 cathodes per cell. The EW circuit has the capacity to produce 60 ktpa of copper cathode.

The crushing stage has the capacity to reduce 4.5 Mtpa of oxide ore, which represents approximately 600 tph. A Nordberg (42’ x 70’) primary crusher is used, producing 100% of material under ½ inch (12 mm). The product is transported by conveyor belt to the fine crushing stage, composed by two Symons crushers of 5½ feet and four tertiary crushers. The agglomeration phase is used to increase the kinetic reactions and bonding the fine particles. This process is performed in two parallel drums where the material is agglomerated using fresh sulfuric acid and raffinate solution provided from SX circuit. The product has a 13% of moisture content, according to the vat leaching requirement.

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17.3    Concentrator Expansion Project

Mantos Copper is conducting a Prefeasibility Study in order to define solutions to be implemented, and it is aimed at completing in 2020 the necessary modifications allowing Mantos Blancos to reach a sulphide processing capacity of 7.3 Mtpa, which would compensate for the production of the oxide operation that will be shut down.

Mantos Copper has contracted Hatch for the development of the Advanced Pre-Feasibility Study engineering. Hatch was responsible to develop technical solutions, estimate Capex and Opex, and define the plan for implementation the facilities expansion.

17.3.1    Flowsheet and design criteria

17.3.1.1    General

For processing 7.3 Mtpa, the process plant will continue operating with the two existing primary crushers, which will feed two lines of fine crushing and grinding. Line 1 (existing) entails fine crushing and grinding of existing modified sulphide; Line 2 (new) entails fine crushing (existing installation currently used for processing oxides and adapted for the new condition) and a new grinding. The product of both lines will be pumped towards the common rougher flotation stage to be carried out in new flotation cells. The concentrate will be directed to the regrinding and cleaning flotation stages, and final concentrate will be obtained. This will then be thickened and filtered to reach the required moisture of 10-11%. The tailings from the flotation stage will be sent to the current circuit for definig tailings. The fine tailings will be thickened and later sent to the fine tailings facility. Coarse tailings will be filtered and dewatered using dewatering screens and belt filters reaching a moisture level of 20%. Then the tailings will be transported by a belt conveyor system towards the coarse tailings facility. Table 65 shows overall design criteria.

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Table 65: Overall design criteria.
Description	Value
Operation schedule
Days per year	365
Hours per day	24
Yearly ore treatment
Total	7.3 Mtpa
Existing grinding line (N° 1)	1.8 Mtpa
New line (N° 2)	5.5 Mtpa
Utilization
Primary crushing	70.00\%
Secondary/ tertiary crushing	80.00%
Grinding	93.00%
Flotation	93.00%
Concentrate thickening	96.00%
Concentrate filtering	80.00%
Tailings thickening	96.00%
Filtering /dewatering of tailings	80.00%
Ore strength (work index)	21.5 kWh/st
Copper grade in the ore	0.86%
Global recovery of copper	80.60%
Copper grade in the concentrate	29 — 33%
Production of concentrate	154 — 175 ktpa

17.3.1.2    Primary crushing

The ore coming from the mine will be dumped onto existing gyratory crushers of 42'' x 65'', one associated to Line N° 1 of crushing which will process 1.8 Mtpa of ore, and the other associated to Line N° 2 which will process 5.5 Mtpa of ore. The product of each crushing line will be sent through conveyors towards two lines of existing fine crushing.

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17.3.1.3    Fine crushing

In Line N° 1 which will process 1.8 Mtpa, the ore coming from the primary crusher will be processed in the 8'x20' triple deck primary scalper. The fine fraction will be the final product and the coarse fraction will be sent to the secondary Sy 7’ crusher. Together with the product of the tertiary crushing will feed four tertiary 8’x20’ double deck screens. The fine fraction will be sent to the fine productand the coarse fraction will be sent to the two H-7800 tertiary crushers, closing the circuit. The product of the Line 1 crushing will have a P80 size of 3900 microns..

The product of the fine crushing for Line N° 1 will be sent to the existing east fine stockpile, with a live capacity of 15,000 t.

In Line N° 2, which will process 5.5 Mtpa, the ore coming from the primary crusher will be processed in the primary 6' x 12' double deck screen, where the fine fraction will be fine product. The coarse fraction will be sent to the secondary Sy 5 ½’ crusher, whose product will feed the intermediate 6' x 12' double deck screen. The fine fraction will, combined with the product,the fine product and the coarse fraction will be sent to the intermediate Sy 5 ½’ crusher. The discharge together with the product of tertiary crushers will feed eight tertiary 6' x 12' double deck screens. The fine fraction will be sent to final product and the coarse fraction will be sent to tertiary crushers, one crusher every two screens, closing the circuit. The product size of the crusher for line N° 2 for design P80, will be 11,000 microns.

The product of the fine crushing for Line N° 2 will be sent to the existing refurbished fine stockpile, with a live capacity of 11,000 t.

17.3.1.4    Grinding

The ore from each of the fines stockpiles will be sent towards the respective grinding circuit through conveyors.

Line N°1 will be composed of the existing Ball Mill N° 3, which will operate on a direct closed circuit with the current hydrocyclones cluster. The overflow of the hydrocyclone battery will discharge on the ball mill sump and will then be pumped towards the rougher flotation stage. The underflow of the hydrocyclones cluster will be returned to the Ball Mill.

Line N° 2 will be composed of a new Ball Mill, called Mill N° 8 that has a 7.0 m diameter and 11.2 Mwh draw, will operate on a direct closed circuit with the new hydrocyclone battery. The overflow of the hydrocyclones cluster will feed a ball mill sump and sent via pumping towards the rougher flotation stage. The underflow of the hydrocyclones cluster will be returned to the Ball Mill.

In both lines, the addition of process water into the ball mill and the feeding box of the hydrocyclones cluster is considered, as well as the addition of lime to the primary collector at the ball mill. Table 66 shows the main design criteria of this area.

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Table 66: Grinding design criteria.
Description	Value
Grinding Line N° 1
Circuit	closed
Size F80	3,900 microns
Size P80	250 microns
Specific consumption of power	13.8 kWh/t
Grinding Line N° 2
Circuit	Direct closed
Size F80	11,000 microns
Size P80	250 microns
Specific consumption of power	15.7 kWh/t
Ball size to feed	3.0 — 3.5 in.
Hydrocyclones Line N° 1
Hydrocyclones to be used	Existing
Circulating load (rated/design)	350% / 450%
Percentage of solids in overflow	38 — 40%
Percentage of solids in underflow	75%
Hydrocyclones Line N° 2
Hydrocyclones to be used	Conic; 33” diameter
Circulating load (rated/design)	350% / 450%
Percentage of solids in overflow	38 — 40%
Percentage of solids in underflow	75%
Feeding pressure	13 psi (0.914 kg/cm2)

17.3.1.5    Flotation

The rougher flotation stage entails processing the grinding product of the two lines, equivalent to 7.3 Mtpa, in a row of four new self-aspirated flotation cells, each with a volume of 250 m3. Prior to the cells, a feed box will be installed, where flotation reagents and process water will be added. This stage will produce a rougher concentrate and rougher tailings which will be sent to the regrinding stage and the tailings management stage respectively..

The regrinding stage will be carried out at existing facilities of the Ball Mill N° 5. The regrinding circuit will operate on a closed circuit with this mill and the refurbished hydrocyclone battery for this operation. The underflow box will receive the concentrate obtained from the rougher flotation and the concentrate obtained from the scavenger flotation. The concentrate will be pumped to the hydrocyclone battery, obtaining a slurry with a characteristic size P80 of 45 microns. This will be conveyed to the cleaning flotation.

The cleaning flotation stage consist of two column cells of 3 m in diameter and 12 m in height. One is new and one is existing. They will process the concentrate coming from the regrinding stage. For the operation of column cells, the addition of air, concentrate wash water and dilution water in the concentrate launders has been considered.

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The concentrate of both columns will be sent to the final concentrate of the flotation circuit. This will feed the concentrate thickening, while the tailings of both columns will be pumped to the scavenger flotation stage. This will be composed of eight (8) existing flotation cells of 42.5 m3 (1,500 ft3) each. The scavenger concentrate will be sent to the regrinding stage while the scavenger tailings will be sent to the tailings management stage. The copper grade in the final concentrate will be 29 - 33%.

17.3.1.6    Thickening, Filtering and Storage of Concentrate

The concentrate thickening stage will be composed of three existing thickeners which will process the concentrate obtained from the cleaning flotation stage. Clear water from the overflow of each of the thickeners will be collected and sent to the process water tank for reuse. The underflow of each thickener will be sent to the concentrate filtering stage.

The concentrate filtration will be composed of two press filters, one existing with horizontal plates and one new with vertical plates. Each filter will have respective water tanks for pressing and cloth washing, as well as an air compressor. The filtered concentrate, with a moisture level of 10 - 11% will be discharged to the existing concentrate stockpile. Recovered water from the filtering stage will be returned to the concentrate thickeners.

The filtered concentrate of both filters will be discharged by gravity at the concentrate stockpile area for inal trucking and saless.

17.3.1.7    Tailings Management

This area will be composed of a primary classification stage through two hydrocyclones clusters, from which the tailings from the flotation stage will be classified into fine and coarse tailings. The fine tailings will correspond to the fraction obtained at the cyclones overflow, and the coarse tailings will correspond to the fraction obtained at the cyclones underflow. The design considers that the ratio between coarse / fine tailings will be 70/30.

Fine tailings will be sent to the tailings thickening stage. This will comprise of three existing thickeners, from which thickened tailings with a solids content of 60% will be obtained. This will be pumped through positive displacement pumps to the fine tailings facility or Pit 8.

Coarse tailings will be fed to the dewatering and filtering stage, which will comprise of four (4) 6’ x 12’ dewatering screens, two existing and two new, and two existing 100 m2 belt filters. The coarse fraction of the dewatering screens and the discharge of the belt filters, with a moisture level of 20% will be discharged onto a conveyor system. This will be composed of a reversible belt and nine (9) overland conveyor belts, both fixed and mobile. They will convey and release the coarse tailings at the existing coarse tailings deposit.

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17.3.1.8    Reagents and fuel for the process

Reagents to be used throughout the different stages of the process are as follows:

•	Grinding:

•	Milk of lime;

•	Primary collector AP-7156.

•	Flotation:

•	Milk of lime;

•	Primary collector AP-7156;

•	Overland secondary collector MX-3753;

•	Complementary collector 404 Promoter;

•	NaSH;

•	Primary frothing agent MIBC;

•	Secondary frothing agent MB-78.

•	Thickening:

•	Praestol flocculant 2520.

For the milk of lime supply, the design considers a new lime plant to feed the treatment of ore on the new Ball Mill N° 8. For the other line and the remaining process, the existing lime plant, will supply the Ball Mill N° 3 and the different stages of flotation.

For the reagents supply in the rougher flotation, the design considers a dedicated area where two 1 m3 iso containers for added reagent will be provided. From these iso containers the dosing to the flotation feed box and/or flotation cells will be performed using dosing pumps. For repositioning the iso containers, the storage of reagents at the current reagent warehouse will be considered.

For the flocculant supply at the concentrate and tailings thickeners, the design considers the installation of a new plant for the thickening of tailings keeping the current flocculant plant for concentrate thickening.

As for the current operation, mill balls of 3 to 3.5'' diameter will be added for the new ball mill. Filtration cloth for the filter of vertical plates and screens for new dewatering screens will also be supplied.

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17.3.1.9    Storage of fresh water and recovered water

The supply of fresh water, provided by third parties, will be received at the existing FCAB water tank. This tank has a capacity of 4,000 m3, from which the existing TK-10 fresh water tank will be fed. The fresh water will be sent to the future grinding plant. From these two tanks, fresh water will be supplied to the following plant sectors:

•	Primary crushing, for dust suppression;

•	Current sulphides crushing plant for dust collection and suppression;

•	Future sulphides crushing plant for dust collection and suppression;

•	Existing grinding, for the cooling system of Mill Nº 3;

•	New grinding, for the cooling system of Mill N° 8;

•	Flotation plant, for water seal in pumps and cleaning flotation;

•	Concentrate thickener discharge pumps;

•	Concentrate filters for washing cloth and press;

•	Tailings thickener discharge pumps;

•	Recovered water tank TK-7 and TK-8;

•	Lime and flocculant plant, for recovery.

Pond 12K has a capacity of 11,800 m³ and will receive water from the main supplier. The design considers the storage volume of water in the event of failure in the supply from third parties.

Reclaimed water (process water) will be water reclaimed from concentrate thickeners, tailings thickeners and to a lesser extent, from the fine tailings facility.

Reclaimed water from concentrate thickeners will be sent to the reclaim water tank, where it will be pumped to the existing reclaim water tanks TK-7 and TK-8.

Water reclaimed from tailings thickeners, coarse tailings dewatering and from the fine tailings deposit will be collected at the existing tank TK-300. This tank is located in the area of tailings management, where a portion will be pumped to the existing tank TK-2000. The balance will be returned to the primary classification process and thickeners for further conveyance to tanks TK-7 and TK-8.

Sectors to be supplied at the plant are:

•	Existing grinding, Mill N° 3 and grinding box;

•	New grinding, Mill N° 8 and grinding box;

•	Flotation plant, rougher and scavenger stages;

•	Regrinding Mill box N° 5

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17.3.2    Overall balance

Figure 57 shows the process schematic and Figure 58 shows the overall balance per unit operation of the process expressed in nominal tonnes per year of ore to be processed.

5.5 Mtpa
1.8 Mtpa
Rougher Flotation Cells
4 x 250 m³
Ball Mill
22' x 38'
11.2 MW
Fine Tailings
Coarse Tailings
Concentrate Stockpile
New Equipment
Existent Equipment
Existent & New Equipment

Figure 57: Flowsheet – Existing and new facilities of expanded sulphide plant

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17.3.3    Description and Location of Installations

The main objective of this Project is to increase the processing capacity of sulphide ore in the Mantos Blancos operation, from the current capacity of 4.2 Mtpa to 7.3 Mtpa. For this purpose it is required to implement a set of modifications as described below:

•	Expand and adapt the fine crushing plant, currently processing oxide ore, to process 5.5 Mtpa of sulphide ore;

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•	Recover the storage capacity of the existing depleted stockpile to 11,600 t, to store sulphide ore for the new grinding line, after the fine crushing;

•

Install a conveying system to transport the ore from the oxide fine crushing to the new grinding (line 2). These conveyors include a dust collection and suppression system, to reduce particulate emissions;

•	Install a new sulphide ore ball mill N° 8 in line 2, working in a wet circuit to feed flotation;

•

Install a new lime storage and milk of lime preparation plant. Install hydrocyclones cluster to classify the ground slurry, returning large size particles to the ball mill and sending the fine fraction to flotation;

•

Install four 250 m³ rougher flotation cells, to concentrate the slurry of ore received from grinding of the new and existing sulphide lines. Modify the existing mill #5 and replace the corresponding hydrocyclone cluster to operate for regrind. Install a new reagents storage and distribution station;

•	Install a new column flotation cell in the cleaning stage, for a design capacity of 182 m3/h,;

•	Install a new press filter inside the existing building of unused Delkor filters to increase the processing capacity, for an additional filtration area of 48 m2;

•	Improve the coarse tailings dewatering system, by adding two (2) new dewatering screens, and a new hydrocyclones cluster, to allow higher tailings throughput;

•

Adapt the coarse tailings transport and stacking system adding six (6) conveyors (3 existing modified and 3 new conveyors), and lifting the conveyors platform, to allow the stacking as the height of the pile increase;

•

Increase the storage capacity of the fine tailings, increasing the height of the main and auxiliary dam walls, increase the capacity of the fine tailings pumping system (adding a new positive displacement pump),and adapting the tailings distribution and water reclaim piping systems;

•	Install and connect general infrastructure and implement various modifications to interconnect the existing and new installations.

17.3.4    Schedule

Table 67 shows the feed estimates for Line 1 and 2 over the next years. The following items were considered:

•	End of the vat leaching: August 2019;

•	Ten months to prepare the crushing oxide line for sulphide ore;

•	Ramp-up Line 2: 9 months, starting in July 2020;

•	Full capacity: April 2021.

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Table 67: Feed estimates for Line 1 and 2.
	Concentrator	2017	2018	2019	2020	2021	2022
Line 1	Mtpa	4.6	4.7	4.7	4.7	1.9	1.8
Line 2	Mtpa				0.9	5.4	5.5
Total	Mtpa	4.6	4.7	4.7	5.6	7.3	7.3

17.4    Production plan

Table 68 to Table 72 provides the detailed plan to produce copper cathode from oxide ores. The vat leaching ends in 2019.

Table 73, Figure 59 and Figure 60 show the concentrator production plan which considers the expansion project up to 7.3 Mtpa considering the oxide plant facilities to process sulphide ores..

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17.5    Products

Table 74 and Figure 61 show the fine copper produced from the oxide and sulphide plants according the LoM plan.

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Table 68: Fine Copper production — Oxide Ore to Vat Leaching.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	TOTAL
Tonnage	Mt	1.0	1.4	1.5											3.9
Total Copper (TCu)%		0.57	0.63	0.65											0.62
Soluble Copper (SCu)%		0.40	0.47	0.46											0.45
Metallurgical Recovery	%	77.3	77.3	77.3											77.3
Fine copper — Cathode	kt	3.1	5.0	5.3											13.3

Table 69: Fine Copper production — Oxide Ore to Dump Leaching.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	TOTAL
Tonnage (Dumped)	Mt	0.6	0.5	1.2	1.7	2.4	0.3	0.4	1.9	1.3	1.9	0.7	0.2	0.1	13.1
Tonnage (Irrigation)	Mt	0.5	0.4	1.0									4.9	4.9	11.8
Total Copper (TCu)%		0.33	0.31	0.36									0.47	0.47	0.45
Soluble Copper (SCu)%		0.17	0.18	0.21									0.32	0.32	0.30
Metallurgical Recovery	%	39.9	43.0	40.6									41.9	41.9	41.8
Fine copper - Cathode	kt	0.4	0.3	0.9									6.6	6.6	14.8

Table 70: Fine Copper production — Dump Este (Dump Leaching).
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	TOTAL
Tonnage	Mt	5.9	5.5												11.4
Total Copper (TCu)%		0.24	0.24												0.24
Soluble Copper (SCu)%		0.18	0.18												0.18
Metallurgical Recovery	%	29.7	22.5												26.2
Fine copper - Cathode	kt	3.2	2.3												5.5

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Table 71: Fine Copper production — Dump Mercedes.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	TOTAL
Tonnage (Dumped)	Mt	15.0	14.5	7.2											36.6
Tonnage (Irrigation)	Mt	13.8	12.5	9.1											35.4
Total Copper (TCu)%		0.27	0.27	0.27											0.27
Soluble Copper (SCu)%		0.19	0.19	0.19											0.19
Metallurgical Recovery	%	39.9	43.0	40.6											41.2
Fine copper - Cathode	kt	10.7	10.4	7.2											28.2

Table 72: Fine Copper production — Dump Oeste.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	TOTAL
Tonnage	Mt	0.4													0.4
Total Copper (TCu)%		0.23													0.23
Soluble Copper (SCu)%		0.18													0.18
Metallurgical Recovery	%	70.0													70.0
Fine copper - Cathode	kt	0.5													0.5

Table 73: Concentrator production plan.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	TOTAL
Tonnage	Mt	4.7	4.7	4.7	5.6	7.3	7.3	7.3	7.3	7.3	7.3	7.3	6.3	4.1	81.2
Total Copper (TCu)%		0.74	0.65	0.81	0.79	0.90	0.90	0.97	0.94	0.80	0.80	0.83	0.78	0.72	0.83
Insoluble Copper (ICu)%		0.56	0.53	0.61	0.67	0.71	0.78	0.84	0.78	0.67	0.67	0.67	0.67	0.60	0.69
Soluble Copper (SCu)%		0.18	0.12	0.20	0.12	0.18	0.12	0.13	0.15	0.12	0.14	0.16	0.10	0.12	0.14
Silver (Ag)	g/t	5.61	5.95	8.61	6.59	9.49	6.81	8.65	11.82	7.56	5.47	6.27	5.36	7.52	7.46
Metallurgical Recovery	%	74.4	75.9	78.8	78.7	78.5	82.3	81.2	75.4	80.7	79.8	79.2	82.4	81.9	79.3
Fine Copper - Concentrate	kt	25.7	23.2	30.1	34.8	51.3	53.8	57.2	51.6	46.8	46.8	47.9	40.1	24.1	533

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Table 74: Total Fine Copper.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	TOTAL
Fine Copper - Concentrate	kt	25.7	23.2	30.1	34.8	51.3	53.8	57.2	51.6	46.8	46.8	47.9	40.1	24.1	533.4
Fine Copper - Cathodes	kt	17.8	18.0	13.4									6.6	6.6	62.4
Fine Copper - Total	kt	43.5	41.2	43.5	34.8	51.3	53.8	57.2	51.6	46.8	46.8	47.9	46.7	30.7	595.8

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18.0    PROJECT INFRASTRUCTURE

18.1    Access

The Mantos Blancos Mine is accessed by paved public roads. The Mine has a number of private roads for access to the various facilities. The private roads include small vehicle roads as well as a network of haul roads. The haul roads are built to a width suitable for the haul trucks. Most consumables and personnel are transported along these routes by light vehicles.

18.2    Buildings and Facilities

The infrastructure for the Mantos Blancos mine is currently developed and in service. Figure 62 shows the general layout of Mantos Blancos infrastructure. The main facilities in the Mantos Blancos Mine are as follows:

•	Santa Barbara pit;

•	Argentina Norte dump;

•	Fase 8 dump;

•	Este dump;

•	Oeste dump;

•	Concentrator plant;

•	Vats;

•	Coarse tailings deposit;

•	Fine tailings deposit;

•	Mercedes stockpile;

•	Mercedes dump;

•	Secondary leaching piles (SL);

•	SX-EW plant.

The ancillary facilities in the Mantos Blancos mine are:

•	Workshops and warehouses;

•	Administrative buildings and offices;

•	Explosive and chemical storage.

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18.3    Water Supply

The water supply is provided by Ferrocarriles Antofagasta Bolivia (FCAB) and Aguas Antofagasta (ADASA). The water is pumped and transported by pipelines from Siloli and Toconce, located approximately 250 km from the Mantos Blancos Mine. Currently the water consumption of Mantos Blancos site is 10,000 m3/d and the maximum storage capacity is 17,000 m3.

Due to the reduction of the material treated in the vats, reduction of processing in the dump leach and optimization of the water recovery in the tailings, the estimated water consumption of the LoM does not exceed the 145 l/s value contracted with FCAB and ADASA, except in the years 2017 and 2018, where it will be supplied based on an additional contract.

The industrial water supply contract of 130 l/s with ADASA ends in 2023, with a clause allowing for a first renewal for five years until 2028, and a second extension until 2033. The contract with FCAB to supply 15 l/s of higher quality water to be used in specific processes ends in 2018. Mantos Copper plans to renew this contract during 2017. Planned throughout Mantos Blancos site does not have an intake water permit. Figure 63 show the water consumption planned throughout the Power

Electrical power is provided by ENORCHILE and delivered to the Mantos Blancos Mine through a high voltage power line (220 kV) that is connected to the national grid (SING — Sistema Interconectado del Norte Grande). The Mantos Blancos site has a power plant managed by an external company which is connected to the national grid as well. The current electrical power supply contracts are sufficient to comply with the demands according the LoM as shown in the Figure 64.

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160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
-
lps
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
CONC. 7.3
OXIDE
OTHERS
Supply (lps)
Add.Supply (lps)

Figure 63: Water supply – LoM plan.

35
30
25
20
15
10
5
0
MW
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Concentrator
Vat Leaching
Dump Leaching
Services
Supply Contract

Figure 64: Electrical power supply – LoM plan.

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18.4    Communications

The mine site has a communication network of telephones and licensed UHF radio repeaters within the main pit mining area. Outside this area the communication is by means of UHF CB radio, satellite phone, and cellular phone.

18.5    Tailings Storage Facility

Tailings from the concentrator plant are separated into fine and coarse tailings (Figure 65). Currently, tailings production is 4.42 Mtpa, including 1.76 Mtpa of fine tailings and 2.66 Mtpa of coarse tailings. Table 75 provides operating parameters associated to fine and coarse tailings.

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Table 75: Operating Parameters.
Total Tailings	Mtpa	4.42
Tailings to thickener (fines)	Mtpa	1.76
Flocculant Consumption	g/t	2 — 5
Thickener Torque	%	10 - 15
Solid Content	%	60
Tailings to Filter (coarse)	Mtpa	2.66
Water Content	%	20
Usage	%	94 - 96
Solid Content	%	80
Coarse-Fine Ratio	%	65 - 35

For the sulphide expansion project to 7.3 Mtpa, the following modifications and new facilities are required:

•	Processing of an additional 2.8 Mtpa of tailings;

•	Optimization of sand-slime classification to obtain a 70/30 coarse/fine ratio;

•	Using pressure filtration to obtain 82% solids in filtered sand;

•	Use of two vertical plate pressure filters of 1500 mm x 1500 mm;

•	Slimes tailings will be thickened up to 60% solids in existing thickeners;

•	The slimes tailings dam will be placed definied as “Phase 8 Pit”.

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Table 76 shows the summary of results to of the planned fine tailings facility. IIt is necessary to increase the retaining walls in one stage, reaching the elevation of 932 m.a.s.l, for containing a total of 28.5 Mtpa of fine tailings at the facility. This new stage of the facility reaches the elevation of 929 m.a.s.l (tailings elevation), i.e, 11 m higher than the original facility for 20.7 Mt (designed at elevation 918 m.a.s.l).

Table 77 shows the results for the coarse tailings facility. It is necessary to lift the facility in two stages, from elevation 921.6 (end stage III of the facility for 56.8 Mt) to elevation 942 m.a.s.l. The model performed for stages IV and V of the coarse facility expansion demonstrate the final location of the sand heaps, and also the conveyors platform to be used for filling the facility, shows that these new stages of the facility will be increased until elevation 942 m.a.s.l., i.e. 20.4 m over the previous stages (I, II and II designed at elevation 921.6 m.a.s.l.).

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Table 76: Take-off of the fine tailings facility
Description	Dam wall elev. (m.a.s.l)	Tailings elev . (m.a.s.l)	Partial		Cumulative		Completion Date
			Volume (Mm3)	Mass (Mt)	Volume (Mm3)	Mass (Mt)
Initial deposit 20.67 Mt (November 2016 to January 2026)	923	918	15.5	20.7	15.5	20.7	Jun-2026
Deposit expansion 7.79 Mt (January 2026 to December 2029)	932	925	3.4	4.5	18.9	25.2	Jun-2028
	932	929	2.4	3.2	21.4	28.4	Jan-2030
Total deposit "Phase 8 pit"	932	929	21.4	28.4			Jan-2030

Table 77: Take-off of the coarse tailings facility.
	Phase	Partial		Cumulative		Deposit elev. (m.a.s.l)	Completion Date
		Volume (Mm3)	Mass (Mt)	Volume (Mm3)	Mass (Mt)
Phase IV	E4-1	0.5	0.9	0.5	0.9	942
	E4-2	0.8	1.3	1.3	2.2
	E4-3	0.8	1.3	2.1	3.5
	E4-4	0.8	1.3	2.9	4.8
	E4-5	0.8	1.3	3.7	6.1
	E4-6	0.8	1.3	4.5	7.4
	E4-7	0.8	1.4	5.3	8.8
Phase V	E5-1	0.3	0.5	5.6	9.3	942
	E5-2	0.6	1	6.2	10.3
	E5-3	0.6	0.9	6.7	11.2
	E5-4	0.5	0.8	7.2	12.0
	E5-5 (start)	0.07	0.1	7.3	12.1
	E5-5 (end)	0.3	0.4	7.6	12.5

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19.0    MARKET STUDIES AND CONTRACTS

19.1    Markets

Based on current contracts, the concentrate is transported 56 km to the Altonorte smelter, located near the city of Antofagasta. The concentrate has high copper grades and low gold and arsenic grades which is appropriate for blending, considering the scarcity of materials with low contaminants. The concentrate could also be commercialized directly with smelters and traders. In the case of Mantos Blancos, all the concentrate is sold to Altonorte smelter.

Almost all of the cathode production at Mantos Blancos has a 99.99% copper purity, and is certified under ISO 9001 and certified Grade A by the LME (London Metal Exchange), under the symbol MB. The cathodes are exported from the Antofagasta port with access to China, Korea, Taiwan, EUA and North America which represent the major copper consuming regions of the world.

19.1.1    Copper price forecast

The copper price forecast is defined internally by Mantos Copper based on studies provided by external companies. The Figure 68 shows the copper price forecast considered throughout the LoM plan.

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19.2    Contracts

The contracts are based on bids where three or more bidders were invited. The proposals are evaluated considering the price, technical quality, health and safety requirements and reliability, according the matrix of evaluation.

The decrease of energy costs (electricity, diesel and gas) and the devaluation of the CLP allowed to renegotiate some contracts with important suppliers. In addition, the copper industry has entered a period of low activity which reduced the demand for goods and services, making it possible to adjust the value of some current contracts.

Mantos Copper has two contracts for water supply with ADASA and FCAB. The industrial water supply contract of 130 l/s with ADASA ends in 2023, with a clause allowing a first renewal for five years until 2028, and a second extension for the same time until 2033. The contract with FCAB to supply 15 l/s of better quality water to be used in specific processes end in 2018. Mantos Copper plans to renew this contract during 2017.

Electrical power is provided by ENORCHILE and delivered to the Mantos Blancos Mine through a high voltage power line (220 kV) that is connected to the national grid (SING — Sistema Interconectado del Norte Grande). This contract ends in 2018.

The acid is supplied through the Mejillones port based on short-term contracts that represent 10% of the total and annual contracts that represent the other 90%.

The fuel is provided by COPEC based on a contract that ends in December 2018.

The explosives are supplied by Empresa Nacional de Explosivos (ENAEX) base on a contract that ends in June 2018. The explosives are produced near the Mejillones port.

The total contractor workface considered in the LoM plan for Mantos Blancos Mine varies from approximately 500 to 550.

19.3    Mantos Stream Agreement

On September 11, 2015, Mantos Copper S.A.(“Mantos”), as seller and Orion TitheCo Limited (“TitheCo”), as purchaser, entered into a silver purchase agreement, governing the purchase of silver produced at the Mantos Blancos copper mine, which was subsequently amended and restated on March 9, 2016 (the "Mantos Stream Agreement").

The following is a summary of the material terms of the Mantos Stream Agreement:

•	The term of the Mantos Stream Agreement is until December 31, 2029 subject to extension in the event of any cessation or suspension of production;

•	TitheCo shall receive, subject to reduction, 100% of payable silver from the Mantos Blancos copper mine for which Mantos receives an offtaker settlement;

•

The purchase price for silver under the Mantos Stream Agreement is 25% of the average silver market price (the "Mantos Silver Purchase Price") for each ounce of refined silver sold and delivered and/or credited by Mantos to TitheCo;

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•

In respect of any month, TitheCo may elect, on 30 days' prior notice to Mantos, to reduce (a) the designated percentage of payable silver from 100% to 75%, and (b) the Mantos Silver Purchase Price to US$0;

•

Provided that no less than 1,990,000 ounces of refined silver has been delivered/credited by Mantos to TitheCo, Mantos may elect to reduce the amount of refined silver to be delivered and sold to TitheCo by 50%, in which case Mantos shall make a cash payment of US$70 million to TitheCo;

•	TitheCo made cash deposits in two installments, in the aggregate amount of US$82.5 in October 2015.

TitheCo has a right of first refusal in respect of a sale or disposal by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos copper mine or the Mantoverde mine prior to June 30, 2018. In the event that any interest in the Mantoverde mine or project is transferred by Mantos to a third party, then before the time of such transfer, the third party shall enter into a binding agreement with TitheCo offering TitheCo a right of first refusal on the terms set out in the Mantos Stream Agreement of any gold interest in relation to the Mantoverde mine or project.

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20.0    ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNIT IMPACT

20.1    Environmental Studies

Environmental studies are ongoing and conducted as required to support the operation and any projects. Golder is not aware of any known environmental issues that could materially impact the Mantos Blancos operation.

20.2    Permitting

The Mantos Blancos Mine has a group dedicated to the permits that uses the following management tools:

•	Permit guide;

•	Permit procedures;

•	Permit matrix identification;

•	Permit schedule;

•	Permit evaluation;

•	Monthly meetings.

The permit classification adopted by Mantos Copper is divided as follows:

•	Approved: current licenses including a control plan of the commitments and monitoring. This category includes licenses that have been corrected or rectified;

•

In process: licenses that have been submitted to the competent departments, or those do not have the total of commitments or without a control plan of the commitments and monitoring included. This category includes permits in process that were refused by the authorities or withdrawn by Mantos Copper.

•	Pending: licenses that have been identified as necessary but not submitted, awaiting approval of previous stages of projects. This category could be classified as “In preparation” or “In planning”;

•	In preparation: permit that is in preparation or under internal review;

•	In planning: permits that are considered in the matrix of identification and that have been reported to the corresponding areas as necessary;

•	Closed: permits that have complied with its term of validity.

In 2016, twenty-three new permits were approved and eleven were in process.

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Table 78 shows the current status of the permits and the schedule proposed to obtain such permits, from 2017 to 2020. Other material permits are ongoing according the applicable regulations.

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20.3    Social or Community Impact

The Mantos Blancos area of influence includes Antofagasta city and Baquedano town - a small community of 900 people located 20 km north of the mine. The engagement plan developed by Mantos Copper focuses on the three pillars of action:

•	Education: providing quality educational establishments in the area of influence and development, through support of talented students;

•	Sustainable communities: supporting projects to improve the quality of life of the local people and the quality of the environment;

•

Entrepreneurship and employability: providing technical to micro and small businesses from different industries in the area of influence and development, along with improving the employability of vulnerable groups.

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20.4    Mine Closure

A reclamation and closure plan is required by the Mantos Blancos Mine. Financial guarantees to cover the costs of closure are required annually. The closure plan was approved on August 21, 2015 according the Exempt Resolution N° 2124/2015, granted by SERNAGEOMIN. The estimated closure and post-closure cost is 2,278,335 UF or approximately 91.2M USD - detailed in the Table 79 and Table 80.

Table 79: Closure cost
Activity	Cost (UF)	Cost (USD)	Description
Direct cost	1,266,817	50,710,685
Indirect cost	126,682	5,071,068	Engineering, studies and permits associated to closure. The value was estimated as 10% of the direct cost.
Administration cost	126,682	5,071,068	EPC. The value was estimated as 10% of the direct cost.
Contingency	380,045	15,213,205	The value was estimated as 25% of the total cost.
Value added tax	361,043	14,452,545	19%
Closure Cost	2,261,268	90,518,572

Table 80: Post-Closure cost.
Activity	Cost (UF)	Cost (USD)	Description
Direct cost	10,232	409,587
Indirect cost	1,023	40,959	Engineering, studies and permits associated to closure. The value was estimated as 10% of the direct cost.
Administration cost	1,023	40,959	EPC. The value was estimated as 10% of the direct cost.
Contingency	3,070	122,876	The value was estimated as 25% of the total cost.
Value added tax	2,916	116,732	19%
Post-Closure Cost	18,264	731,113

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21.0    CAPITAL AND OPERATING COSTS

21.1    Capital Costs

The capital costs for Mantos Blancos are developed and revised on an annual basis as part of the budget cycle. Table 81 provides the capital costs (Capex) from 2017 to 2029. The total Capex for the LoM plan is 228.5M USD. The estimated capital costs include ongoing sustainning capital as well as capital for expansion of some facilities like the new sulphide line (Debottlenecking Project), which will increase the processing plant capacity to 7.3 Mtpa from 2021. The concentrator expansion project represents 53% of the total capital costs.

Table 81: Capital costs
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining fleet	MUSD			2.2
Sulphide concentrator	MUSD	2.3	1.2	0.9	0.4	1.2
Oxide plant	MUSD	4.8
Tailings dam	MUSD			1.3	4.8	2.3
Infrastructure	MUSD	1.8	0.9	2.5	0.6	0.6
Minor projects	MUSD	0.3	0.3	0.3	0.3	0.3
Deferred Capex MB Project	MUSD							2.3	17.1	16.2	3.9
Stay-in-business Long-term (3% of direct cost)	MUSD						5.8	5.9	6.0	6.0	5.9	4.6	4.5
Expansionary Capex	MUSD		6.6	81.9	32.8
Total	MUSD	9.1	9.0	89.2	38.9	4.4	5.8	8.2	23.1	22.1	9.7	4.6	4.5

In Golder’s opinion, the projected capital costs at the Mantos Blancos Mine are reasonable.

21.2    Operating Costs

The operating costs for Mantos Blancos are developed annually as part of the site budget process. The operating costs (Opex) are shown in the tables below. The average operating cost (C1 cash cost) from 2017 to 2029 is 2.10 USD/lb.

Golder considers the operating cost estimates in the LoM plan to be reasonable and consistent with historical performance.

As mentioned in the item 16.10, the concentrate produced by Mantos Blancos contains silver that is also commercialized. Table 83 shows the unit cost.

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Table 82: Mine production and products.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Sulphide Ore to Plant	Mt	4.7	4.7	4.7	5.6	7.3	7.3	7.3	7.3	7.3	7.3	7.3	6.3	4.1
Total Material Moved	Mt	46.3	55.2	59.8	60.8	60.3	60.0	60.5	62.1	60.0	60.0	37.2	29.3	3.2
Total Copper (Payable)	kt	43.5	41.2	43.5	34.8	51.3	53.8	57.2	51.6	46.8	46.8	47.9	46.7	30.7
Total Silver (concetrate)	koz	575.69	609.14	875.17	818.11	1550.53	1106.20	1392.06	1801.59	1234.12	885.37	1021.01	723.64	692.75

Table 83: Cash cost.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining cost	c/lb	79.5	97.4	104.6	141.0	96.7	89.7	89.2	103.8	113.4	110.6	64.0	50.3	8.5
Processing cost	c/lb	107.6	115.3	101.0	74.6	65.0	64.3	58.4	64.7	71.3	71.3	69.7	83.8	94.8
G&A	c/lb	19.5	20.3	19.0	15.5	10.6	10.1	9.5	10.5	11.6	11.6	11.3	11.6	16.8
C0	c/lb	206.7	233.1	224.5	231.1	172.3	164.2	157.0	179.0	196.3	193.5	145.0	145.6	120.1
Freight	c/lb	4.1	4.1	4.6	5.4	5.3	5.4	5.4	5.4	5.4	5.4	5.4	5.0	4.6
TCRC	c/lb	14.1	13.9	17.4	25.6	25.3	25.6	25.6	25.6	25.6	25.6	25.6	22.2	17.4
C1 (before by-products)	c/lb	224.8	251.1	246.5	262.1	202.9	195.1	188.0	209.9	227.2	224.5	176.0	172.8	142.1
by-products credit	c/lb	9.2	11.5	15.3	17.7	23.2	15.1	18.4	27.7	20.2	13.7	15.8	11.2	15.2
C1 cash cost	c/lb	215.7	239.6	231.2	244.4	179.7	180.0	169.6	182.3	207.1	210.8	160.2	161.6	126.9
Def Stripping	c/lb
C1	c/lb	215.7	239.6	231.2	244.4	179.7	180.0	169.6	182.3	207.1	210.8	160.2	161.6	126.9
Depreciation	c/lb	57	48	30	70	45	35	29	27	10	13	15	16	29
Stripping Amortization	c/lb
C2	c/lb	272.3	287.9	261.4	314.2	225.1	215.1	199.0	208.9	217.0	224.1	175.2	177.8	155.5

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22.0    ECONOMIC ANALYSIS

22.1    Economic Parameters

Table 84 provides the sales price for copper and inputs used in the economic assessment. The copper price forecast were defined internally by Mantos Copper based on studies provided by external companies. The copper LoM price adopted in the economic model is reasonable and reflect the actual markets.

Table 84: Economic parameters.
Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Copper	USD/lb	2.20	2.40	2.55	2.70	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90
Diesel	USD/l	0.45	0.47	0.49	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53
Explosives	USD/kg	0.44	0.47	0.49	0.51	0.51	0.51	0.51	0.51	0.51	0.51	0.51	0.51	0.51
Power	USD/kWh	0.06	0.06	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07
Acid	USD/kg	0.040	0.041	0.042	0.044	0.045	0.045	0.045	0.045	0.045	0.045	0.045	0.040	0.041
Reagents	USD/kg	1.47	1.55	1.56	1.57	1.58	1.58	1.58	1.58	1.58	1.58	1.58	1.58	1.58

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22.2    Sensitivity Analysis

A sensitivity analysis for the Net Present Value (NPV) was performed using variations in Opex, Capex, discount rate, and copper prices. Simulations were conducted treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%. The NPV is 185M USD at a discount rate of 8.0% .

The sensitivity analysis was performed disregarding the credits obtained with silver to simulate the worst case, verifying if in this condition the outcome is still a positive cash flow that supports the statement of Mineral Reserves.

Results of the sensitivity analysis suggest significant exposure to variations in copper prices and Opex. According to the analysis, a decrease in the copper price of more than 11% or an increase in the Opex of more than 12% could result in a negative cash flow and, therefore, make the project infeasible.

The impact of Capex variations is not significant compare to variations in copper price and Opex. Table 85 and Figure 70 provide the NPV variations for copper prices, Opex, Capex, and discount rate. The addition of silver credits may increase the NPV significantly.

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Table 85: NPV sensitivity analysis — M USD
Parameter/Variation	-30%	-20%	-10%	0%	10%	20%	30%
Copper Price	(405)	(184)	23	185	337	483	622
Capex	236	219	202	185	169	152	135
Opex	665	505	345	185	26	(134)	(294)
Discount Rate	231	215	200	185	172	160	148

22.3    Silver content in sulphide ore

The estimates for silver content into Mantos Blancos deposit were modeled by Mantos Copper, based on assayed drill holes information. This variable was not audited by Golder or another consulting company. The economic analysis provided below should be taken only as reference due to the associated uncertainties about the silver grade estimation.

22.3.1    Economic Parameters

Table 86 provides the sales price for copper and inputs used in the economic assessment for silver content scenario. The copper and silver price forecast were defined internally by Mantos Copper based on studies provided by external companies.

Table 86: Economic parameters - silver content in sulphide ore.
Price	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Copper	USD/lb	2.20	2.40	2.55	2.70	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90	2.90
Silver	USD/oz	18.00	19.00	19.00	19.00	19.00	19.00	19.00	19.00	19.00	19.00	19.00	19.00	19.00
Diesel	USD/l	0.45	0.47	0.49	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53	0.53
Explosives	USD/kg	0.44	0.47	0.49	0.51	0.51	0.51	0.51	0.51	0.51	0.51	0.51	0.51	0.51
Power	USD/kWh	0.06	0.06	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07
Acid	USD/kg	0.040	0.041	0.042	0.044	0.045	0.045	0.045	0.045	0.045	0.045	0.045	0.045	0.045
Reagents	USD/kg	1.47	1.55	1.56	1.57	1.58	1.58	1.58	1.58	1.58	1.58	1.58	1.58	1.58

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22.3.2    Sensitivity Analysis

A study was developed to quantify the sensitivity of NPV to variations in silver price using similar methodology to the study presented in section 22.2.

The sensitivity analysis for the Net Present Value (NPV) was performed using variations in Opex, Capex, discount rate, copper and silver prices. Simulations were conducted treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%. Considering the silver scenario, the NPV is 277M USD at a discount rate of 8.0% . The silver content increased the NPV in 33%, which represent an important variable for Mantos Blancos Mine.

Results of the sensitivity analysis suggest significant variations in copper prices and Opex. According to the analysis, a decrease in the copper price of more than 17% or an increase in the Opex of more than 17% could result in a negative cash flow and, therefore, make the project infeasible.

The impact of Capex and silver variations is not significant compare to variations in copper price and Opex. Table 87 and Figure 72 provide the NPV variations for copper prices, Opex, Capex, and discount rate.

Table 87: NPV sensitivity analysis (MUSD) — including silver content.
Parameter/Variation	-30%	-20%	-10%	0%	10%	20%	30%
Copper Price	(271)	(55)	122	277	426	568	703
Silver Price	245	256	267	277	289	298	308
Opex	756	597	437	277	117	(43)	(203)
Capex	328	311	294	277	260	243	226
Discount Rate	334	314	295	277	260	245	230

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23.0    ADJACENT PROPERTIES

This Technical Report does not include information concerning adjacent properties.

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24.0    OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25.0    INTERPRETATION AND CONCLUSIONS

The following conclusions are based on the Level 1 audit of Mineral Resources and Mineral Reserves carried out by Golder.

Geology and Mineral Resources

•	Total Sulphide Mineral Resources at the Mantos Blancos Mine are: 99.2 Mt grading 0.56% ICu, containing 552 t of copper;

•	Oxide Mineral Resources at the Mantos Blancos Mine are: 53.8 Mt grading 0.25% SCu, containing 135 t of copper;

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2016;

•

Mineral Resources estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated and Inferred Resources, conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions);

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserves estimation;

•

The methods and procedures utilized by Mantos Copper to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks;

•	The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures;

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data could effectively be used for the estimation of Mineral Resources and Mineral Reserves;

•	The parameters, assumptions and methodology used for Mineral Resources estimation are appropriate for the style of mineralization;

•	Silver estimate has not been audited and any information related to silver must be considered as information for reference.

Mining and Mineral Reserves

•	The Mineral Reserves are contained within Santa Barbara open pit, Cancha 90 and stockpiles (Este and Mercedes);

•	The Mineral Reserves are estimated effective December 31, 2016;

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•	Sulphide Mineral Reserves at the Mantos Blancos Mine are: 81.2 Mt grading 0.69% ICu, containing 556 t of copper;

•	Oxide Mineral Reserves at the Mantos Blancos Mine are: 65.4 Mt grading 0.22% SCu, containing 147 t of copper;

•	The Mineral Reserves estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conforms to CIM definitions;

•	The operating data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions;

•

Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves;

•	The current Mantos Blancos production schedule provides reasonable results and, in Golder’s opinion, meets the requirements for statement of Mineral Reserves.

Environmental and Community

•	One of the risks to the Mine is the receipt of permit approval from the various government agencies;

•	Mantos Blancos is diligent in managing its permitting and all environmental requirements for the property;

•	Golder is not aware of any environmental issues that could materially impact Mantos Copper’s ability to extract the Mineral Resources or Mineral Reserves at this time.

Capital and Operating Costs

•	The total Capex for the LoM plan is 228.5M USD;

•

The estimated capital costs include ongoing sustainning capitals as well as capital for expansion of some facilities like the new sulphide line (Debottlenecking Project), which will increase the processing plant capacity up to 7.3 Mtpa from 2021;

•	The concentrator expansion project represents 53% of the total capital costs;

•	The average C1 cash cost (before by-products) from 2017 to 2029 is 2.10 USD/lb.

Economic Analysis

•

Golder has performed an economic analysis of the Mantos Blancos Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves;

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•

Results of the sensitivity analysis suggest significant variations in copper prices and Opex. A decrease in the copper price of more than 11% or increase in the Opex of more than 12% could result in a negative cash flow and, therefore, make the project infeasible;

•	The impact of Capex variations is not significant compared to variations in copper price and Opex.

Risks

•	Golder has not identified any significant risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resources and Mineral Reserves estimates, or associated projected economic outcomes.

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26.0    RECOMMENDATIONS

Based upon its work, Golder provides the following recommendations.

Geology and Mineral Resources

•	Evaluate the assignment or estimation of density based on lithologic types in order to better characterize the local variability of the deposit;

•	Update the lithology model;

•	Complete the Exploration Data Analysis (EDA) for each variable;

•	Complete an independent Mineral Resource audit for silver estimate, to improve the confidence on the estimate of grade.

Mining and Mineral Reserves

•	Continue ore reconciliation tracking and attempt to identify and report the causes of any large changes on a monthly basis;

•	Perform a sensitivity analysis during the pit optimization process, mainly varying the copper price, costs and overall angles to set the variables that influence in the pit results;

•	Complete an independent Mineral Reserve audit considering the silver grade.

Processing

•	Continue to evaluate new ore type and to optimize the processes to increase recovery and/or to decrease costs.

Environmental and Community

•	Continue to expedite environmental permitting as required to support the changes in operations and development of new areas of the Mine.

Capital and Operating Cost Estimates

•	Continue to evaluate and implement opportunities for cost saving and profitability improvements.

Economic Analysis

•	Convert Mineral Resources into Mineral Reserves to increase the NPV;

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•	Complete an independent Mineral Reserve audit considering the silver grade in order to include in the cash flow analysis for Mantos Blancos Mine.

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27.0    REFERENCES

Boric R., Daz F. & Maksaev V., 1990. Geologa y Yacimientos Metalferos de la Region de Antofagasta, Servicio Nacional de Geologa y Minera, Boletn N°40, 246p.

Breitkreuz, C., 1986. Das Paläozoikum in den Kordilleren Nordchiles (21°-25°). Geotektonishche Forschungen, Heft 70, I-II: 1-88, p 52-53. Sttuttgart, Alemania.

Buchelt, M. & Téllez, C., 1988. The Jurassic La Negra Formation in the area of Antofagasta, Northern Chile (lithology, petrography, geochemistry). In Bahlburg H., Breitkreuz C. & Giese P. (eds.), The Southern Central Andes. Lectures Notes in Earth Sciences, V. 17, p 171-182.

CIM, 2014, CIM Definition Standards — For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014, 9 p.

Cornejo, P., Latorre, J., Matthews, S., Marquardt, C., Toloza, R., Basso, M., Rodrguez, J., Ulloa, C., 2006. U/Pb and 40Ar/Ar39 Geochronology of volcanic and intrusive events at the Mantos Blancos copper deposit, II Region, Chile. En Actas XI Congreso Geologico Chileno (in press.)

Cortés, J., 1998. Geologa, estructuras y geoquímica preliminar del distrito minero de Mantos Blancos, Cordillera de la Costa, Segunda Region de Antofagasta, Chile. Memoria de Ttulo (Inédito), Universidad Catolica del Norte.

Chávez, W., 1985. Geological setting and the nature and distribution of disseminated copper mineralization of the Mantos Blancos district, Antofagasta Province, Chile. Ph. D Thesis, University at California, Berkeley, USA.

Garca, F., 1967. Geologa del Norte Grande de Chile, V. 3. Simposium sobre Geosinclinal Andino, Sociedad Geologa de Chile, 138 p.

Golder Associates, 2017, 2017 Level 1 Resource and Reserves Audit Mantos Blancos, May, 2017, 14 p.

HATCH, 2017, Concentrator Debottlenecking Project, Advanced Prefeasibility Study, Final Report Executive Summary, H351226-4020-100-230-0005, January 11, 2017, 46 p.

HATCH, 2016, Concentrator Debottlenecking Project, Informe Final Ingeniara de Prefactibilidad Avanzada, H351226-4020-100-230-0004, December 28, 2016, 256 p.

NCL Ingeniara y Construccion SpA, 2015, NI 43-101 Technical Report on the Mantos Blancos Business Case, Prepared for: Mantos Blancos, Effective Date: April 30, 2015, 159 p.

Mantos Copper, 2017, Mantos Blancos Mine, Competent Person’s Statement, Ore Reserves and Mineral Resources, December 31st, 2016, Date Compiled: March, 2017, 40 p.

Mantos Copper, 2017, LOM BOOK 2016, Mantos Blancos, March, 2017, 74 p.

Marinovic, N., Smoje, I., Maksaev, V., Hervé, M., Mpodozis, C., 1995. Hoja Aguas Blancas, Region de Antofagasta. Servicio Nacional de Geologa y Minería, Carta Geologica de Chile, No 70, 150 p., 1 mapa escala 1: 250.000, Santiago.

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Munizaga, F., Ramrez, R., Drake, R., Tassinari, C. & Zentilli, M., 1991. Nuevos antecedentes geocronológicos del yacimiento Mantos Blancos, Region de Antofagasta, Chile. En Congreso Geologico Chileno N°6, Actas Vol. 1, p. 221-224.

Naranjo, J. & Paskoff, R., 1985. Evolucion cenozoica del piedemonte andino en la Pampa del Tamarugal, Norte de Chile (18°-21°). IV Congreso Geologico Chileno. Actas. Tomo 4, p. 5-19 a 5165.

Niemeyer, H., Venegas, R., González, C. & Aceñolaza, F., 1997. Los terrenos paleozoicos del salar de Navidad, Region de Antofagasta, Chile. Revista Geologica de Chile, V. 24, n° 2, pp 123-143.

Téllez, C., 1986. Estratigrafa de la Formacion La Negra en la Cordillera de la Costa a la latitud de Antofagasta. II Region, Chile. Memoria de Ttulo (Inédita), Departamento de Geociencias, Universidad del Norte, Antofagasta.

Ulloa, C., 2007. Informe de Elaboracion modelo de recursos de Largo plazo año 2007, Division Mantos Blancos, Anglo American Chile. Informe interno Anglo American Chile (Inédito).

June 23, 2017 Report No. 179-215-4762	162

28.0    DATE AND SIGNATURE PAGE

This report titled “Technical Report “ with an effective date of June 23, 2017, was prepared and signed by the following authors:

Dated at Belo Horizonte, Brazil
June 23, 2017	Leonardo de Freitas Leite, MAusIMM CP(Min)
Senior Mining Engineer
Mining Engineering & Stability Division Leader — Latin America

Dated at Santiago, Chile
June 23, 2017	Ronald Frederick Turner Buschmann, MAusIMM CP(Geo)
Senior Geologist
Mineral Resources Group Leader — Latin America

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29.0    CERTIFICATE OF QUALIFIED PERSON

LEONARDO DE FREITAS LEITE

I, Leonardo de Freitas Leite, MAusIMM CP(Min) #312226, as an author of this report entitled “Technical Report on the Mantos Blancos Mine, Antofagasta, II Region, Chile”, prepared for Mantos Copper S.A., and dated June 23, 2017, do hereby certify that:

1. I am Senior Mining Engineer, Mining Engineering & Stability Division Leader for Latin America with Golder Associates, Magdalena 181, 3rd floor, Las Condes, Santiago, Chile.

2. I am graduate of Universidade Federal de Ouro Preto, Brazil, in 2004 with a Bachelor of Science degree in Mining Engineering and in 2008 with a Master of Science degree in Mineral Engineering (Major in Mining), and B.I International, Brazil, in 2013 with a Master of Business Administration in Economic Management of Mineral Resources.

3. I am a Member (#312226) and Chartered Professional (CP) in Mining according the Australasian Institute of Mining and Metallurgy (AusIMM). I have worked as a professional Mining Engineer for over 13 years since my graduation. My relevant experience for the purpose of the Technical Report is:

-	Review and report as a consultant on numerous exploration, development and production mining projects around the world for due diligences, audits and reserve estimation;
-	Extensive technical experience in mine planning and design, production schedule, fleet sizing, cost estimation and economic analysis;
-	More than ten years of experience as a Mining consultant.

4. I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “a qualified person” for the purposes of NI 43-101.

5. I visited the Mantos Blancos Mine from April 4 to 7, 2016 and held meetings with the technical staff during the site visit.

6. I am responsible for the preparation of Section 13, 15, 16, 17, 18, 19, 20, 21, 22 and collaborated with my coauthors on Sections 1, 2, 3, 4, 5, 6, 23, 24, 25, 26 and 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have previously prepared two audits of the 2015 and 2016 year-end reserve estimates.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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Dated this 23st day of June, 2017

(Signed and Sealed) “Leonardo Leite”

Leonardo de Freitas Leite, MBA, MSc, MAusIMM CP(Min)

June 23, 2017 Report No. 179-215-4762	165

RONALD TURNER BUSCHMANN

I, Ronald Turner Buschmann, MAusIMM CP #302538, as an author of this report entitled “Technical Report on the Mantos Blancos Mine, Antofagasta, II Region, Chile”, prepared for Mantos Copper S.A., and dated June 23, 2017, do hereby certify that:

1. I am Senior Resource Geologist, Mineral Resource Group Leader for Latin America with Golder Associates, Magdalena 181, 3rd floor, Las Condes, Santiago, Chile.

2. I am graduate of Universidad de Concepcion, Chile, in 1993 with a Bachelor of Science degree in Geology.

3. I am a Member (#302538) and Chartered Professional (CP) in Geology according the Australasian Institute of Mining and Metallurgy (AusIMM). I have worked as a professional Geologist for over 24 years since my graduation. My relevant experience for the purpose of the Technical Report is:

-	Review and report as a consultant various exploration, development and production mining projects around the world for due diligences, audits and Resource estimation;
-	Extensive technical experience in resource estimate, geological modelling and QAQC programs;
-	More than nine years of experience as a consultant in the mining industry.

4. I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “a qualified person” for the purposes of NI 43-101.

5. I visited the Mantos Blancos Mine from April 4 to 7, 2016 and held meetings with the technical staff during the site visit.

6. I am responsible for the preparation of Section 7, 8, 9, 10, 11, 12, 14 and collaborated with my co-authors on Sections 1, 2, 3, 4, 5, 6, 23, 24, 25, 26, and 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have previously prepared audits of the 2015 and 2016 year-end Resource estimates.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23st day of June, 2017

(Signed and Sealed) “Ronald Turner”

Ronald Turner Buschmann, MAusIMM CP(Geo)

June 23, 2017 Report No. 179-215-4762	166

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